      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 13, 1998

                                                     REGISTRATION NO. 333-
================================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-1

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933
                               ------------------

                            REPUBLIC SERVICES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

              DELAWARE                                4953                               65-0716904
    (State or Other Jurisdiction          (Primary Standard Industrial                (I.R.S. Employer
 of Incorporation or Organization)        Classification Code Number)               Identification No.)

                               ------------------
                             110 S.E. SIXTH STREET
                         FORT LAUDERDALE, FLORIDA 33301
                                 (954) 769-7200
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                               ------------------
                               H. WAYNE HUIZENGA
                            CHIEF EXECUTIVE OFFICER
                            REPUBLIC SERVICES, INC.
                             110 S.E. SIXTH STREET
                         FORT LAUDERDALE, FLORIDA 33301
                                 (954) 769-7200
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                                   Copies to:

                  JONATHAN L. AWNER, ESQ.                                       VALERIE FORD JACOB, ESQ.
             AKERMAN, SENTERFITT & EIDSON, P.A.                         FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                   ONE S.E. THIRD AVENUE                                           ONE NEW YORK PLAZA
                    MIAMI, FLORIDA 33131                                        NEW YORK, NEW YORK 10004
                       (305) 374-5600                                                (212) 859-8000

                               ------------------

    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               ------------------
                        CALCULATION OF REGISTRATION FEE

========================================================================================================================
                   TITLE OF EACH CLASS OF                      PROPOSED MAXIMUM AGGREGATE            AMOUNT OF
                SECURITIES TO BE REGISTERED                       OFFERING PRICE(1)(2)            REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value $.01 per share..............         $1,550,000,000                   $457,250
========================================================================================================================

(1) Includes shares that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.
                               ------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE

     THIS REGISTRATION STATEMENT CONTAINS TWO SEPARATE PROSPECTUSES. THE FIRST PROSPECTUS RELATES TO A PUBLIC OFFERING OF SHARES OF CLASS A COMMON STOCK OF REPUBLIC SERVICES, INC. IN THE UNITED STATES AND CANADA (THE "U.S. OFFERING"). THE SECOND PROSPECTUS RELATES TO A CONCURRENT OFFERING OF CLASS A COMMON STOCK OUTSIDE THE UNITED STATES AND CANADA (THE "INTERNATIONAL OFFERING"). THE PROSPECTUSES FOR THE U.S. OFFERING AND THE INTERNATIONAL OFFERING WILL BE IDENTICAL IN ALL RESPECTS, OTHER THAN THE FRONT COVER PAGE, "UNDERWRITING" SECTION AND THE BACK COVER PAGE RELATING TO THE INTERNATIONAL OFFERING. SUCH ALTERNATE PAGES APPEAR IN THIS REGISTRATION STATEMENT IMMEDIATELY FOLLOWING THE COMPLETE PROSPECTUS FOR THE U.S. OFFERING.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT
BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE
BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED             , 1998
PROSPECTUS

                                            SHARES

                            REPUBLIC SERVICES, INC.

                              CLASS A COMMON STOCK
                            ------------------------

     All of the        shares of Class A Common Stock offered hereby are being
sold by Republic Services, Inc. (the "Company"). Of the        shares of Class A
Common Stock offered hereby,        shares are being offered for sale initially
in the United States and Canada by the U.S. Underwriters and        shares are
being offered for sale initially in a concurrent offering outside the United States and Canada by the International Managers. The initial public offering price and the underwriting discount per share will be identical for both Offerings. See "Underwriting."

     Prior to the Offerings, there has been no public market for the Class A Common Stock. It is currently estimated that the initial public offering price
will be between $          and $          per share. For a discussion relating
to factors to be considered in determining the initial public offering price, see "Underwriting."

     The Company intends to apply to list the Class A Common Stock on the New York Stock Exchange under the symbol "____."

     The Company is currently a wholly owned subsidiary of Republic Industries, Inc. ("Parent"). Upon completion of the Offerings, the Company will have two classes of authorized common stock consisting of Class A Common Stock, which is being offered hereby, and Class B Common Stock. See "Description of Capital Stock." Holders of Class A Common Stock will be entitled to one vote per share and holders of Class B Common Stock will be entitled to five votes per share on all matters submitted to a vote of stockholders. All of the outstanding shares of Class B Common Stock will be owned by Parent. Upon completion of the
Offerings, Parent will own approximately      % of the outstanding shares of
Common Stock (     % if the Underwriters exercise their over-allotment options
in full), which will represent approximately      % of the combined voting power
of all of the outstanding shares of Class A Common Stock and Class B Common
Stock (      % if the Underwriters exercise their over-allotment options in full). Parent has announced its intention, subject to satisfaction of certain conditions, to divest its ownership interest in the Company in 1999 by means of a tax-free distribution to its stockholders. See "Risk Factors," "Separation from Parent" and "Certain Transactions."

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY.
                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

========================================================================================================================
                                                    PRICE TO                UNDERWRITING              PROCEEDS TO
                                                     PUBLIC                 DISCOUNT(1)                COMPANY(2)
------------------------------------------------------------------------------------------------------------------------
Per Share.................................             $                         $                         $
------------------------------------------------------------------------------------------------------------------------
Total(3)..................................             $                         $                         $
========================================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $          .
(3) The Company has granted the U.S. Underwriters and the International Managers
     options to purchase up to an additional      shares and      shares of
     Class A Common Stock, respectively, in each case exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting
     Discount and Proceeds to Company will be $          , $          and
     $          , respectively. See "Underwriting."
                            ------------------------

     The shares of Class A Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Class A Common Stock will be made in New York, New
York on or about             , 1998.
                            ------------------------

                              MERRILL LYNCH & CO.
                            ------------------------

               The date of this Prospectus is             , 1998.

                            REPUBLIC SERVICES, INC.

     (Map of Continental United States highlighting the markets in which the Company does business appears here)

(Photos of Company facilities appear here)





























     Certain persons participating in the Offerings may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Such transactions may include stabilizing, the purchase of Class A Common Stock to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus assumes that the Underwriters' over-allotment options are not exercised. See "Underwriting." Except where the context otherwise requires, references to the terms "Republic Services, Inc." and the "Company" include the historical operating results and activities of, and assets and liabilities of, the solid waste services businesses and operations of Parent which comprise Republic Services, Inc. and its subsidiaries as of the date hereof.

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause differences include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

     Republic Services, Inc. is a leading provider of non-hazardous solid waste collection and disposal services in the United States. Based on revenue for the year ended December 31, 1997, the Company is the fourth largest company in the domestic non-hazardous solid waste management industry. The Company provides solid waste collection services for commercial, industrial, municipal and residential customers through 96 collection companies in 24 states. The Company also owns or operates 54 transfer stations and 42 solid waste landfills.

     The Company had revenue of $1,127.7 million and $825.5 million and operating income of $201.3 million and $97.6 million for the years ended December 31, 1997 and 1996, respectively. The $302.2 million (or 36.6%) increase in revenue and the $103.7 million (or 106.3%) increase in operating income are primarily attributable to the successful execution of the Company's growth and operating strategies described below. In 1997, the Company's revenue was generated primarily from its solid waste collection operations (73.8%), with the remainder comprised of revenue from landfill disposal services (12.4%) and other operations (13.8%).

     Since 1995, the Company has acquired over 100 solid waste companies with over $1.0 billion in annual revenue. The Company believes that it is well positioned to continue to increase its revenue and operating income through acquisitions and internal growth. The Company's acquisition growth strategy is focused on the approximately $8.0 billion of revenue that was generated by over 5,000 privately-held solid waste companies in 1997. The Company believes that its ability to acquire many of these privately-held companies is enhanced by increasing competition in the solid waste industry, increasing capital requirements as a result of changes in solid waste regulatory requirements and the limited number of exit strategies for such companies' owners and principals. The Company's internal growth strategy is supported by its presence in high-growth markets throughout the Sunbelt, including Florida, Georgia, Nevada, Southern California and Texas, and other domestic markets that have experienced higher than average population growth during the past several years. The Company believes that its presence in such markets positions it to experience growth at rates that are generally higher than the industry's overall growth rate.

INDUSTRY OVERVIEW

     Based on analyst reports and industry trade publications, the Company believes that the United States non-hazardous solid waste services industry generated revenue of approximately $35.0 billion in 1997, of which approximately 44% was generated by publicly-owned waste companies, 23% was generated by privately-held waste companies and 33% was generated by municipal and other local governmental authorities. The substantial majority of the publicly-owned companies' total revenue of approximately $15.4 billion was generated by only five companies, of which the Company was the fourth largest at year-end 1997. However, according to industry data, the domestic non-hazardous waste industry remains highly fragmented as the privately-held companies' total revenue of approximately $8.0 billion was generated by more than 5,000 companies.

GROWTH STRATEGY

- ACQUISITION GROWTH. As a result of the highly fragmented nature of the solid waste industry, the Company has been able to grow significantly through acquisitions. Since 1995, the Company has acquired over 100 solid waste companies with over $1.0 billion in annual revenue. The Company's acquisition growth strategy is to (i) acquire companies positioned for growth in existing and new markets, (ii) acquire well-managed companies and retain local management, (iii) expand its operations in existing markets by completing "tuck-in" acquisitions and (iv) acquire operations and facilities from municipalities that are privatizing.

          Acquire Companies Positioned for Growth. In making acquisitions, the Company principally targets high quality businesses that will allow it to be, or provide it favorable prospects of becoming, a leading provider of integrated solid waste services in markets with favorable demographic growth. The Company generally has acquired, and will continue to seek to acquire, solid waste collection, transfer and disposal companies that (i) have strong operating margins, (ii) are in growth markets, (iii) are among the largest or have a significant presence in their local markets and (iv) have long-term contracts or franchises with municipalities and other customers. Although the Company continuously reviews possible acquisition candidates and is in discussions from time to time with one or more of such candidates, it currently has not entered into any agreements with respect to any significant acquisitions.

          Acquire Well-Managed Companies. The Company also seeks to acquire businesses that have experienced management teams that are willing to work for the Company. The Company generally retains the local management of the larger acquired companies in order to capitalize on their local market knowledge, community relations and name recognition, and to instill their entrepreneurial drive at all levels of operations.

          Expand Operations Through "Tuck-In" Acquisitions. Once it gains a foothold in a particular market, the Company focuses on acquiring smaller companies that also operate in that market and surrounding markets. By acquiring smaller "tuck-in" companies that operate in markets already serviced by the Company, the Company not only is able to grow its revenue and increase its market share, but also is able to integrate operations and consolidate duplicative facilities and functions to maximize cost efficiencies and economies of scale.

          Acquire Privatizing Municipal Operations. The Company also seeks to acquire solid waste collection operations, transfer stations and landfills that are being privatized by municipalities and other governmental authorities.

- INTERNAL GROWTH. The Company's internal growth strategy is to take advantage of the higher than average population growth in the markets in which the Company operates by obtaining long-term exclusive franchise agreements and expanding its well-managed sales and marketing activities.

          Obtain Long-Term Contracts. The Company seeks to obtain long-term exclusive franchise agreements for the collection of solid waste in the high-growth markets in which it operates. By obtaining such long-term agreements, the Company has the opportunity to grow its contracted revenue base at the same rate as the underlying population growth in such markets.

          Expand Sales and Marketing Activities. The Company's well-managed sales and marketing activities enable it to capitalize on its leading positions in many of the markets in which it operates. The Company currently has over 260 sales and marketing employees in the field, who are incentivized by a commission structure to generate high levels of revenue.

OPERATING STRATEGY

- LEAD WITH EXPERIENCED EXECUTIVE MANAGEMENT TEAM. The Company has one of the most experienced, growth-oriented executive management teams in the solid waste industry.

       H. Wayne Huizenga, the Company's Chairman and Chief Executive Officer, co-founded Waste Management, Inc. ("Waste Management") in 1971, and served in various executive positions with Waste

  Management until 1984, which had by then become the world's largest integrated solid waste services company. From 1987 until 1994, Mr. Huizenga served as Chairman and Chief Executive Officer of Blockbuster Entertainment Corporation ("Blockbuster"), leading its growth from 19 stores to the world's largest video rental company. In August 1995, he became Chairman and Chief Executive Officer of Parent and, in less than three years, Parent's Solid Waste Group acquired businesses with over $1.0 billion in annual revenue.

       Harris W. Hudson, the Company's Vice Chairman, worked closely with Mr. Huizenga, from 1964 until 1982, at Waste Management and at the private waste hauling firms they operated prior to the formation of Waste Management. In 1983, Mr. Hudson founded Hudson Management Corporation ("Hudson Management"), a solid waste collection company in Florida, and served as its Chairman and Chief Executive Officer until it merged with Parent in August 1995. By that time, Hudson Management had grown to over $50.0 million in annual revenue, becoming one of Florida's largest privately-held solid waste collection companies based on revenue. Since August 1995, Mr. Hudson has served in various executive officer positions for Parent, including President and Vice Chairman.

       James H. Cosman, the Company's President and Chief Operating Officer, has served as President of Parent's Solid Waste Group since January 1997. Prior to joining Parent, Mr. Cosman was employed by Browning-Ferris Industries, Inc. ("Browning-Ferris"), a leading national integrated solid waste management company, for over 24 years. During that time, he served in various management positions, including Regional Vice President -- Northern Region.

- UTILIZE DECENTRALIZED MANAGEMENT STRUCTURE. The Company maintains a relatively small corporate headquarters staff, relying on a decentralized management structure to minimize administrative overhead costs and to manage its day-to-day operations more efficiently. The Company's four Regional Vice Presidents and 19 Area Presidents have extensive authority, responsibility and autonomy for operations within their geographic markets. Compensation for management within regions and areas is in large part based on the improvement in operating income produced in each manager's geographic area of responsibility. The Company also seeks to implement the best practices of its various regions and areas throughout its operations to improve operating margins.

- INTERNALIZE WASTE DISPOSAL. The Company seeks to achieve a high rate of waste internalization by controlling waste streams from the point of collection through disposal. Through acquisitions and other market development activities, the Company creates market specific, vertically integrated operations typically consisting of one or more collection companies, transfer stations and landfills. During the quarter ended March 31, 1998, approximately 41% of the total volume of waste collected by the Company was disposed of at the Company's landfills. Because the Company does not have landfill facilities for all markets in which it provides collection services, the Company believes that through landfill and transfer station acquisitions and development it has the opportunity to increase its waste internalization rate.

- CAPITALIZE ON ECONOMIES OF SCALE AND COST EFFICIENCIES. To improve operating margins, the Company's management is focused on achieving economies of scale and cost efficiencies. The consolidation, or "tuck-in," of smaller acquired businesses into larger existing operations reduces costs by decreasing capital and expenses used in routing, personnel, equipment and vehicle maintenance, inventories and back-office administration. The Company has reduced its selling, general and administrative expenses from 16.5% of consolidated revenue in 1995 to 10.4% of consolidated revenue in 1997.

- ACHIEVE HIGH LEVELS OF CUSTOMER SATISFACTION. The Company complements its operating strategy with a goal of maintaining high levels of customer satisfaction. The Company's personalized sales process of periodically contacting commercial, industrial and municipal customers is intended to maintain relationships and ensure service is being properly provided.

     The Company is currently a wholly owned subsidiary of Parent. The Company is a Delaware corporation with its principal executive offices located at The Republic Tower, 110 S.E. Sixth Street, Fort Lauderdale, Florida 33301, and its telephone number at that address is (954) 769-7200.

                             SEPARATION FROM PARENT

     Since 1995, Parent has acquired and developed numerous businesses in several industries, which currently are operated in three broad business segments, consisting of automotive retail, vehicle rental and solid waste services. In May 1998, Parent announced its intention to separate the Company, which constitutes the solid waste services businesses and operations of Parent, and the associated assets and liabilities of such solid waste businesses and operations, from Parent's other businesses and operations (the "Separation"). Parent also announced its intention to complete the Offerings (as defined below), and to complete the Separation by the distribution to Parent's stockholders in 1999, subject to certain conditions and consents, of all of Parent's remaining interest in the Company (the "Distribution"). See "Separation From Parent -- Conditions to the Distribution." The Company and Parent have entered into or will, on or prior to the consummation of the Offerings, enter into certain agreements providing for the Separation and Distribution and governing various interim and ongoing relationships between the companies after completion of the Offerings and the Distribution, including an agreement between the Company and Parent providing for the purchase by the Company of certain services from Parent. See "Separation From Parent" and "Certain Transactions."

     The Company's authorized and outstanding capital stock currently consists of a single class of common stock, all of which is held by Parent. Prior to consummation of the Offerings (the "Offerings Closing Date"), the Company will amend and restate its Certificate of Incorporation, as amended to date (the "Certificate"), to authorize two classes of common stock consisting of Class A Common Stock, $.01 par value per share ("Class A Common Stock"), and Class B Common Stock, $.01 par value per share ("Class B Common Stock," which together with the Class A Common Stock is sometimes referred to herein as "Common Stock"). The Class A Common Stock and Class B Common Stock will be identical in all respects, except that holders of Class A Common Stock will be entitled to one vote per share while holders of Class B Common Stock will be entitled to five votes per share on all matters submitted to a vote of stockholders. Shares of Class B Common Stock may convert into shares of Class A Common Stock in certain circumstances. See "Description of Capital Stock." Prior to the Offerings Closing Date, all outstanding shares of common stock of the Company
held by Parent will be converted into             shares of Class B Common
Stock, which will constitute 100% of the outstanding shares of Class B Common Stock.

     In April 1998, the Company declared a $2.0 billion dividend to Parent, which was paid in the form of a series of promissory notes payable to Parent (the "Company Notes"). The Company Notes bear interest at a rate of LIBOR plus 30 basis points per annum and mature April 12, 1999. In addition, the Company has other obligations, consisting of amounts due to an affiliate of Parent (the "Affiliate Payable"), Republic Corporate Management Company, which equalled approximately $114.8 million as of March 31, 1998, and certain intercompany borrowings payable to an affiliate of Parent (the "Resources Notes"), Republic Resources Company, Inc. ("Resources"), which equalled approximately $130.9 million as of March 31, 1998. Prior to the Offerings Closing Date, the Company will issue shares of Class A Common Stock to (i) repay in full the Affiliate Payable, (ii) repay in full the Resources Notes and (iii) prepay a portion of the Company Notes equal to the outstanding amount of the Company Notes less the net proceeds of the Offerings. The number of shares of Class A Common Stock to be issued to Parent will be determined by dividing the aggregate amount of the
foregoing by the initial public offering price of $     per share, which is the
midpoint of the estimated range set forth on the cover page of this Prospectus. All of the net proceeds of the Offerings will immediately be used by the Company to prepay all remaining outstanding amounts of the Company Notes payable to Parent.

     On the Offerings Closing Date, Parent will own approximately      % of the
outstanding shares of Common Stock (     % if the Underwriters exercise their
over-allotment options in full), which will represent approximately      % of
the combined voting power of all of the outstanding shares of Class A Common
Stock and Class B Common Stock (     % if the Underwriters exercise their
over-allotment options in full). See "Description of Capital Stock."

                                 THE OFFERINGS

     The offering of      shares of the Class A Common Stock, par value $.01 per
share, in the United States and Canada (the "U.S. Offering") and the offering of shares of the Class A Common Stock outside the United States and Canada (the "International Offering") are collectively referred to herein as the "Offerings."


Class A Common Stock offered by the
  Company.................................        shares
Common Stock to be outstanding after the
  Offerings
  Class A Common Stock....................        shares(1)
  Class B Common Stock....................        shares(1)
  Total...................................        shares(1)
Use of Proceeds...........................  All of the net proceeds to be received by the
                                            Company from the
                                            Offerings will
                                            immediately be used to
                                            prepay all remaining
                                            outstanding amounts of
                                            the Company Notes
                                            payable to Parent. See
                                            "Use of Proceeds."
Voting Rights; Conversion.................  The holders of Class A
                                            Common Stock and Class B
                                            Common Stock have
                                            identical rights,
                                            including as to
                                            dividends and
                                            liquidation preferences,
                                            except that holders of
                                            Class A Common Stock are
                                            entitled to one vote per
                                            share and holders of
                                            Class B Common Stock are
                                            entitled to five votes
                                            per share. Holders of
                                            Class A Common Stock and
                                            Class B Common Stock
                                            generally vote together
                                            as a single class,
                                            except as otherwise
                                            required by Delaware
                                            law. Under certain
                                            circumstances, Class B
                                            Common Stock converts
                                            into Class A Common
                                            Stock. See "Description
                                            of Capital Stock."
Proposed New York Stock Exchange ("NYSE")
  Symbol for Class A Common Stock.........

---------------

(1) Does not include shares of Class A Common Stock that will be issuable upon the exercise of outstanding employee stock options, not all of which will be immediately exercisable, and which will be issued at the time of the Distribution under the Company's 1998 Stock Option Plan in substitution for certain Parent stock options. See "Management -- Stock Option Plan" and "Certain Transactions -- Employee Benefits Agreement." Also does not include shares of Class B Common Stock that may be issuable upon exercise of warrants that may be issued at the time of the Distribution if certain outstanding warrants to purchase Parent common stock remain unexercised at that time. See "Certain Transactions -- Separation and Distribution Agreement."

                                  RISK FACTORS

     Purchasers of Class A Common Stock in the Offerings should carefully consider the risk factors set forth under the caption "Risk Factors" and the other information included in this Prospectus prior to making an investment decision. See "Risk Factors."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                (IN MILLIONS, EXCEPT RATIOS AND PER SHARE DATA)

     Set forth below is summary historical and pro forma financial and operating data of the Company for the periods indicated. The pro forma statement of operations and balance sheet data give effect to the transactions and events described in "Unaudited Condensed Consolidated Pro Forma Financial Statements." The summary consolidated historical and pro forma financial data set forth below should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus, "Unaudited Condensed Consolidated Pro Forma Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." See Notes 3, 7, 9, 10 and 12 of Notes to Consolidated Financial Statements for a discussion of business combinations, investment by Parent, restructuring and other charges, discontinued operations and subsequent events and their effect on comparability of year-to-year data. The summary historical and pro forma financial data set forth below is not necessarily indicative of the results of operations or financial position which would have resulted had the Separation and the Offerings occurred during the periods presented.

                                                         THREE MONTHS ENDED
                                                             MARCH 31,                         YEAR ENDED DECEMBER 31,
                                                  --------------------------------   --------------------------------------------
                                                  PRO FORMA                           PRO FORMA
                                                    1998        1998       1997         1997         1997       1996       1995
                                                  ---------   --------   ---------   -----------   --------   --------   --------
                                                            (UNAUDITED)              (UNAUDITED)
                                                       --------------------------
STATEMENT OF OPERATIONS DATA:
Revenue.........................................  $  300.8    $  300.8   $   237.1     $1,127.7    $1,127.7   $  825.5   $  571.7
Expenses:
 Cost of operations.............................     209.7       209.7       171.8        809.1       809.1      608.6      401.4
 Selling, general and administrative............      32.1        32.1        27.6        117.3       117.3      110.5       94.1
 Restructuring and other charges................        --          --          --           --          --        8.8        3.3
                                                  --------    --------   ---------     --------    --------   --------   --------
Operating income................................      59.0        59.0        37.7        201.3       201.3       97.6       72.9
Interest expense................................      (0.6)       (5.4)       (7.0)        (5.7)      (25.9)     (27.4)     (14.9)
Interest and other income, net..................       0.8         0.8         2.8          6.7         6.7       12.9        4.0
                                                  --------    --------   ---------     --------    --------   --------   --------
Income from continuing operations before income
 taxes..........................................      59.2        54.4        33.5        202.3       182.1       83.1       62.0
Provision for income taxes......................      21.4        19.6        12.2         73.4        65.9       35.3       24.0
                                                  --------    --------   ---------     --------    --------   --------   --------
Income from continuing operations...............      37.8        34.8        21.3        128.9       116.2       47.8       38.0
Loss from discontinued operations...............        --          --          --           --          --         --      (24.8)
                                                  --------    --------   ---------     --------    --------   --------   --------
Net income......................................  $   37.8    $   34.8   $    21.3     $  128.9    $  116.2   $   47.8   $   13.2
                                                  ========    ========   =========     ========    ========   ========   ========
Pro forma net income per share(a)...............
Pro forma weighted average shares outstanding...
OTHER OPERATING DATA:
EBITDA(b).......................................  $   82.8    $   82.8   $    54.9     $  287.4    $  287.4   $  163.4   $  121.4
EBITDA margin(c)................................      27.5%       27.5%       23.2%        25.5%       25.5%      19.8%      21.2%
Depreciation and amortization...................  $   23.8    $   23.8   $    17.2     $   86.1    $   86.1   $   65.8   $   48.5
Capital expenditures............................  $   29.0    $   29.0   $    32.0     $  165.3    $  165.3   $  135.1   $  129.1

                                                              PRO FORMA                         DECEMBER 31,
                                                              MARCH 31,   MARCH 31,   ---------------------------------
                                                                1998       1998(d)      1997       1996        1995
                                                              ---------   ---------   --------   --------   -----------
                                                                   (UNAUDITED)                              (UNAUDITED)
                                                              --------------------
BALANCE SHEET DATA:
Total assets................................................  $           $1,488.2    $1,348.0   $1,005.5    $  717.0
Due to affiliate............................................                 114.8       107.8       49.3        86.3
Notes payable to Resources..................................                 130.9       158.3      205.6        38.7
Total debt, net of current maturities.......................                  61.4        64.3       79.0        91.1
Total shareholder's equity..................................                 887.3       750.8      489.8       358.0

---------------

(a) Historical net income per share has not been presented because it would not be meaningful. Prior to the Offerings Closing Date, the Company had only 100 shares of common stock outstanding, all of which were owned by Parent. Unaudited pro forma net income per common share is calculated based on net income divided by the number of shares of Class A Common Stock and Class B Common Stock to be outstanding after the Offerings Closing Date.

(b) EBITDA represents operating income plus depreciation and amortization. While EBITDA data should not be construed as a substitute for operating income, net income or cash flows from operations in analyzing the Company's operating performance, financial position and cash flows, the Company has included EBITDA data (which is not a measure of financial performance under generally accepted accounting principles) because it believes that such data is commonly used by certain investors to evaluate a company's performance in the solid waste industry.

(c) EBITDA margin represents EBITDA divided by revenue.

(d) The pro forma effect of the $2.0 billion dividend declared in April 1998 on the Company's March 31, 1998 financial position, assuming it occurred on March 31, 1998, would have been to issue Company Notes payable to Parent in the amount of $2.0 billion and to decrease shareholder's equity by $2.0 billion resulting in a shareholder's deficit of $1.1 billion.

                                  RISK FACTORS

     Prospective purchasers of the Class A Common Stock offered hereby should consider carefully all of the information set forth in this Prospectus, and, in particular, should evaluate the following risks in connection with an investment in the Class A Common Stock.

RISK OF NONCOMPLETION OF THE DISTRIBUTION; FAILURE TO OBTAIN FAVORABLE LETTER RULING

     Parent has announced that, subject to certain conditions, following the Offerings, Parent intends to distribute to its stockholders in 1999 all of the Common Stock owned by Parent. See "Separation From Parent -- Conditions to the Distribution" and "Certain Transactions -- Separation and Distribution Agreement." One of the conditions to the Distribution is that Parent obtains a private letter ruling from the Internal Revenue Service ("IRS") to the effect that, among other things, the Distribution will qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), in form and substance satisfactory to Parent (the "Letter Ruling"). Parent intends to apply for such a Letter Ruling and to promptly take all necessary steps to complete such a tax-free distribution within three months of obtaining the Letter Ruling. Parent does not plan to distribute its shares of Common Stock to Parent's stockholders without such a favorable Letter Ruling, including a ruling satisfactory to Parent that the general acquisition growth strategies of Parent and the Company would not cause the Distribution to be taxable and that such acquisition growth strategies would not be impeded by completing the Distribution. Due to recent changes in the tax law and other factors, there is no assurance that Parent will receive the Letter Ruling, or that it will receive it within the time frame contemplated, and, consequently, there is no assurance that the Distribution will occur or will occur within the time frame contemplated. The Distribution also is subject to the condition that no events or developments occur following the Offerings Closing Date that, in the sole judgment of the Board of Directors of Parent (the "Parent Board"), would or could result in the Distribution having a material adverse effect on Parent or Parent's stockholders. In addition, as a condition to the Distribution, Parent will be required to obtain certain consents from governmental authorities and other third parties. There can be no assurance that any of such conditions, or any other conditions to the Distribution, will be satisfied, or that the Distribution will occur in the time frame contemplated or at all. The failure of the Distribution to occur in the time frame contemplated or at all could materially adversely affect the Company and the market price of the Class A Common Stock. See "Separation From Parent -- Background of the Separation and Distribution" and "Certain Transactions -- Tax Indemnification and Allocation Agreement."

CONTROL OF THE COMPANY

     Prior to the Offerings Closing Date, the Company has been a wholly owned subsidiary of Parent. On the Offerings Closing Date, Parent will own
approximately      % of the outstanding shares of Common Stock (     % if the
Underwriters exercise their over-allotment options in full), which will
represent approximately      % of the combined voting power of all of the
outstanding shares of Class A Common Stock and Class B Common Stock (     % if
the Underwriters exercise their over-allotment options in full). As a result, Parent will be able to control virtually all matters requiring approval of the stockholders of the Company, including the election of all of the Company's directors. The Company's Board of Directors (the "Board") currently consists of
     members,      of whom serve concurrently as members of the Parent Board.
Parent intends to maintain ownership of at least 80% of the combined voting power of the Class A Common Stock and Class B Common Stock until the Distribution can be completed. There can be no assurance that Parent will complete the Distribution of the Common Stock held by it to Parent's stockholders. If the Distribution is not effected, Parent could maintain a controlling interest in the Company indefinitely, which may materially adversely affect the Company and the market price of the Class A Common Stock. In addition, for so long as Parent maintains a significant interest in the Company, the market price of the Class A Common Stock may be adversely affected by events relating to Parent which are unrelated to the Company.

POTENTIAL ADVERSE EFFECT FROM DISPARATE VOTING RIGHTS

     The holders of Class A Common Stock and Class B Common Stock have identical rights except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to five votes per share on all matters submitted to a vote of the stockholders. The differential in the voting rights could adversely affect the value of the Class A Common Stock to the extent that investors or any potential future purchaser of the Company views the superior voting rights of the Class B Common Stock to have value. The existence of two separate classes of Common Stock could result in less liquidity for either class of Common Stock than if there were only one class of Common Stock.

DEPENDENCE OF THE COMPANY ON PARENT FOR CERTAIN SERVICES

     The Company historically has been dependent upon Parent for various services including accounting, auditing, cash management, corporate communications, corporate development, financial and treasury, human resources and benefit plan administration, insurance and risk management, legal, purchasing and tax services. Prior to the Offerings Closing Date, the Company and Parent intend to enter into an agreement under which Parent will continue to provide these services to the Company in exchange for fees payable by the Company to Parent, for an initial term expiring one year following the Offerings Closing Date. After the initial term of such agreement, the Company will need to extend the term of such agreement, engage others to perform such services or perform such services internally. No assurance can be given that Parent will continue to provide the Company with such services after the initial term of the agreement, or that the cost of such services will not be significantly higher if the Company purchases such services from unaffiliated providers or employs staff to handle such functions internally. See "Certain Transactions -- Services Agreement."

INTERCOMPANY AGREEMENTS NOT SUBJECT TO ARM'S LENGTH NEGOTIATIONS

     Prior to the Offerings Closing Date, Parent and the Company intend to enter into certain intercompany agreements, including agreements pursuant to which Parent will provide various services to the Company that are material to the conduct of the Company's business. Because the Company is a wholly owned subsidiary of Parent, none of these agreements will result from arm's-length negotiations and, therefore, there is no assurance that the terms and conditions of such agreements will be as favorable to the Company as could be obtained by the Company from unaffiliated third parties. See "Certain Transactions."

CONFLICTS OF INTEREST

     After the Offerings Closing Date,        of the executive officers of
Parent will be executive officers of the Company and        of the
members of the Board will be members of the Parent Board. In addition, certain executive officers and directors of the Company hold shares of common stock, par value $.01 per share, of Parent ("Parent Common Stock"), and options and warrants to acquire shares of Parent Common Stock. Accordingly, there is a potential that such individuals may have conflicts of interest with respect to certain decisions which may arise in the ordinary course of the business of Parent or the Company, including with respect to relationships between Parent and the Company under intercompany agreements and whether to complete the Distribution. See "Certain Transactions." No formal procedures have been established to resolve any conflicts that may confront the Company and such other persons, and the Company intends to resolve such conflicts on a case-by-case basis.

LIMITED ABILITY TO ISSUE COMMON STOCK PRIOR TO DISTRIBUTION

     In order for the Distribution to be tax-free to Parent and Parent's stockholders, among various other requirements, Parent must distribute to Parent's stockholders on the date of the Distribution (the "Distribution Date")
(a) stock of the Company possessing at least 80% of the total combined voting power of all classes of voting stock of the Company, and (b) 80% of the total number of shares of each class of non-voting stock of the Company (the "Required Distribution Percentage"). If Parent were not able to distribute to its stockholders shares of stock of the Company constituting the Required Distribution Percentage, the Distribution would not be tax-free and would not occur. Accordingly, the Company will agree in the Separation and Distribution Agreement (as defined below) not to issue additional shares of Common Stock, or any other class of stock including preferred stock, without the consent of Parent if such issuance would, or could, dilute or otherwise reduce Parent's ownership of Common Stock, or any other such class of stock, below the Required Distribution Percentage or otherwise prevent the Distribution from receiving tax-free status. The Separation and Distribution Agreement will terminate if the Distribution does not occur on or prior to December 31, 1999, unless extended by Parent and the Company. Prior to the Distribution Date, these restrictions may impede the ability of the Company to issue equity securities, including Common Stock, to raise necessary equity capital or to complete acquisitions using equity securities, including Common Stock, as acquisition currency and thereby prevent the Company from realizing its business and growth strategies prior to the Distribution Date. See "Certain Transactions -- Separation and Distribution Agreement."

TAX INDEMNIFICATION OBLIGATION

     As a condition to Parent effecting the Distribution, the Company will be required to indemnify Parent for any tax liability suffered by Parent arising out of actions by the Company after the Distribution that would cause the Distribution to lose its qualification as a tax-free distribution for federal income tax purposes under Section 355 of the Code. For example, the Company may be required to refrain from taking certain actions after the Distribution, such as issuing an additional amount of its capital stock in a single transaction or series of transactions related to the Distribution which, when combined with the Class A Common Stock issued in the Offerings, could cause a 50% or greater change in the vote or value of the outstanding capital stock of the Company. In the event that the Company is required to indemnify and reimburse Parent for any tax liability incurred by Parent arising out of the Distribution, such indemnification and reimbursement would have a material adverse effect on the business, financial condition, results of operations and prospects of the Company. See "Certain Transactions -- Tax Indemnification and Allocation Agreement."

LIMITED RELEVANCE OF HISTORICAL FINANCIAL INFORMATION

     The financial information included herein may not necessarily reflect the results of operations, financial position and cash flows of the Company in the future or what the results of operations, financial position and cash flows would have been had the Company been a separate, stand-alone entity during the periods presented. The historical financial information included herein does not reflect many significant changes that will occur in the funding and operations of the Company as a result of the Separation, the Offerings, and the Distribution. See "Certain Transactions," "Unaudited Condensed Consolidated Pro Forma Financial Statements," including the discussion of the assumptions reflected therein, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FUTURE CAPITAL REQUIREMENTS; ABSENCE OF PARENT FUNDING

     The Company's working capital requirements and cash flow provided by operating activities can vary from quarter to quarter, depending on the timing of capital expenditures, acquisitions and other factors. The Company is not currently operated as a stand-alone company. In the past, the Company's needs for working capital and general corporate purposes, including acquisitions, have been satisfied pursuant to Parent's corporate-wide cash management policies. However, immediately after the Offerings Closing Date, Parent will not be required to provide funds to finance the Company's operations or acquisitions. The Company expects that it will incur long-term debt as well as short-term debt, and that it may not be able to obtain financing with interest rates or repayment terms as favorable as those historically enjoyed by Parent, with the result that the Company's cost of capital may be higher than that reflected in its historical financial statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." There can be no assurance that the Company will be able to obtain debt financing on terms as favorable to the Company as its existing indebtedness. If the Company is unable to obtain financing in the amounts desired and on acceptable terms, the Company may be required to reduce significantly the scope of its presently anticipated acquisition growth strategy, which could have a material adverse effect on the Company's growth prospects and the market price of the Class A Common Stock.

COMPETITIVE ENVIRONMENT

     The Company's business operates in a highly competitive environment. In addition, the solid waste industry is changing as a result of rapid consolidation. The future success of the Company will be affected by such changes, the nature of which cannot be forecast with certainty. There can be no assurance that such developments will not create additional competitive pressures on the Company's business. Certain of the Company's competitors have significantly larger operations, and may have significantly greater financial resources, than the Company. In addition to national and regional firms and numerous local companies, the Company may compete with those municipalities that maintain waste collection or disposal operations. These municipalities may have a financial advantage relative to the Company due to the availability of tax revenue and tax-exempt financing. In each market in which it owns or operates a landfill, the Company competes for solid waste volume on the basis of disposal fees (commonly known as "tipping fees"), geographical location and quality of operations. The Company's ability to obtain solid waste volume may be limited by the fact that some major collection companies also own or operate landfills to which they send their waste. The Company competes for collection accounts primarily on the basis of price and the quality of its services. From time to time, competitors may reduce the price of their services in an effort to expand market share or to win a competitively bid municipal contract. See
"Business -- Competition."

DEPENDENCE ON ACQUISITIONS FOR GROWTH

     The Company's ability to execute its growth strategy depends in large part on its ability to identify and acquire desirable acquisition candidates. In addition, the implementation of its growth strategy will depend on the Company's ability to successfully integrate the acquired companies' operations and to increase the market share of such businesses. The consolidation of operations of acquired companies with those of the Company, the integration of systems, procedures, personnel and facilities, the relocation of staff, and the achievement of anticipated cost savings, economies of scale and other business efficiencies present significant challenges to management, particularly if several acquisitions proceed at the same time. There can be no assurance that the Company will be able to continue to identify desirable acquisition candidates, that any identified candidates will be acquired, that acquired companies will be effectively integrated to fully realize expected cost savings, economies of scale and business efficiencies, or that any such acquisitions will prove to be profitable or accretive to the Company's earnings. The acquisition of companies requires the expenditure of significant amounts of capital, and the intense competition among companies, particularly publicly-owned competitors of the Company, pursuing the same acquisition candidates may further increase such capital requirements. In addition, the inability of the Company to account for acquisitions under the pooling of interests method of accounting for a period ending two years following the Distribution may impede its ability to complete certain transactions. Furthermore, in order not to adversely impact the tax-free status of the Distribution following the Distribution, the Company may be required to refrain from issuing additional shares of its capital stock in a single transaction or series of transactions related to the Distribution which, when combined with the Class A Common Stock issued in the Offerings, could cause a 50% or greater change in the vote or value of the outstanding capital stock of the Company. In the event that acquisition candidates are not identifiable or to the extent that acquisitions are prohibitively costly or dilutive to projected earnings, the Company may be forced to alter its growth strategy. As the Company continues to pursue its acquisition strategy in the future, its financial condition, results of operations and prospects and the market price of the Class A Common Stock may fluctuate significantly.

UNDISCLOSED LIABILITIES OF ACQUIRED BUSINESSES

     There may be liabilities that the Company fails or is unable to discover in the course of performing due diligence investigations on each company or business it seeks to acquire, including liabilities arising from non-compliance with certain federal, state or local environmental laws by prior owners and for which the Company, as a successor owner, may be responsible. The Company generally seeks to minimize its exposure to such liabilities by obtaining indemnification from each seller of the acquired companies, which indemnification obligation may be supported by deferring payment of a portion of the purchase price. However, there can be no assurance that such indemnifications, even if obtainable, will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities arising from the acquisitions.

MANAGEMENT OF GROWTH

     The Company's growth has placed, and execution of its growth strategy is expected to continue to place, significant demands on its financial, operational and management resources. In order to meet expected growth and to operate independently of Parent as a stand-alone company, the Company will need to add administrative and other personnel, and make additional investments in operations and systems. There can be no assurance that the Company will be able to find and train qualified personnel, or do so on a timely basis, or expand its operations and systems to the extent and in the time required.

DEPENDENCE ON KEY PERSONNEL

     The Company's future success depends to a significant extent on certain key executive officers. None of the Company's executive officers have employment agreements. In addition, as a result of the Separation, the Company will need to employ additional personnel for certain functions that were previously performed by employees of Parent. The loss of the services of key employees (whether such loss is through resignation or other causes) or the inability to attract additional qualified personnel could have a material adverse effect on the Company's financial condition, results of operations and prospects and the market price of the Class A Common Stock.

ENVIRONMENTAL REGULATION

     It may be necessary to expend considerable time, effort and capital to keep the Company's existing and acquired facilities in compliance with applicable federal, state and local requirements which regulate health, safety, environment, zoning and land use. In addition, certain of the Company's waste operations that traverse state boundaries could be adversely affected if the federal government or the state or locality in which such operations are located limits or prohibits, imposes discriminatory fees on or otherwise seeks to discourage the transportation or disposal of solid waste. If environmental laws become more stringent, the Company's environmental capital expenditures and costs for environmental compliance may increase in the future. In addition, due to the possibility of unanticipated events, including regulatory developments, the amounts and timing of future environmental expenditures could vary substantially from those currently anticipated. By virtue of the nature of its operations, the Company has in the past and may in the future be named as a potentially responsible party in connection with the investigation or remediation of environmental conditions. There can be no assurance that the resolution of such matters will not have a material adverse effect on the financial condition, results of operations and prospects of the Company. The Company currently provides for accrued environmental and landfill costs which include landfill site closure and post-closure costs. At December 31, 1997, assuming that all available landfill capacity is used, approximately $280.0 million of such costs are expected to be expensed over the remaining lives of these facilities. There can be no assurance that the Company's reserves for environmental and landfill costs will be adequate to cover requirements under existing or new environmental regulations, future changes or interpretations of existing regulations or the identification of adverse environmental conditions previously unknown to the Company. See "Business -- Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Environmental and Landfill Matters."

RISKS OF LEGAL PROCEEDINGS

     The Company generally is and will continue to be involved in various administrative and legal proceedings in the ordinary course of business. No assurance can be given with respect to the outcome of these proceedings or the effect such outcomes may have on the Company, or that the Company's insurance coverages or reserves with respect thereto are adequate. Citizen's groups have become increasingly active in challenging the grant or renewal of permits and licenses for landfills and other waste facilities, and responding to such challenges has further increased the costs and extended the time associated with establishing new facilities or expanding existing facilities. A significant judgment against the Company, the loss of significant permits or licenses, or the imposition of a significant fine could have a material adverse effect on the Company's financial condition, results of operations and prospects.

     Except for routine litigation incidental to the business of the Company, there are no pending material legal proceedings to which the Company is a party or to which any of its property is subject. However, unfavorable resolution of any proceedings to which the Company is a party could affect the consolidated results of operations, or cash flows for the quarterly period in which they are resolved.

SEASONALITY

     The Company's operations can be adversely affected by periods of inclement weather which could delay the collection and disposal of waste, reduce the volume of waste generated or delay the construction or expansion of the Company's landfill sites and other facilities.

SHARES ELIGIBLE FOR FUTURE SALE

     Subject to applicable law and to the contractual restriction with the Underwriters described below, Parent may sell any and all of the shares of Common Stock it owns after completion of the Offerings. The Separation and Distribution Agreement will provide that Parent will have the right in certain circumstances to require the Company to use its best efforts to register for resale shares of Common Stock held by Parent. See "Certain
Transactions -- Separation and Distribution Agreement." In addition, prior to the Distribution, Parent may acquire additional solid waste companies and contribute them to the Company in exchange for additional shares of Common Stock and Parent may otherwise make investments in the Company prior to the Distribution. The planned Distribution would involve the distribution of an
aggregate of approximately        shares of Class B Common Stock and
approximately             shares of Class A Common Stock to the stockholders of
Parent in 1999 (assuming that no shares of Common Stock are disposed of or acquired by Parent between the Offerings Closing Date and the Distribution
Date). Shares of Class B Common Stock may convert into shares of Class A Common Stock in certain circumstances. See "Description of Capital Stock." Substantially all of the shares of Common Stock to be distributed to Parent's stockholders in the Distribution will be eligible for immediate resale in the public market. The Company is unable to predict whether substantial amounts of Common Stock will be sold in the open market in anticipation of, or following, the Distribution. Any sales of substantial amounts of Common Stock in the public market, or the perception that such sales might occur, whether as a result of the Distribution or otherwise, could materially adversely affect the market price of the Class A Common Stock. The Company and Parent have agreed, for a period of 90 days and 180 days, respectively, after the date of this Prospectus, not to offer or sell any shares of Common Stock, subject to certain exceptions (including the Distribution), without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") on behalf of the Underwriters; provided that the Company may at any time and from time to time issue shares of Class A Common Stock to third parties as consideration for the Company's acquisition from such third parties of non-hazardous solid waste businesses without the prior consent of Merrill Lynch. See "Shares Eligible for Future Sale."

IMMEDIATE AND SUBSTANTIAL DILUTION

     At an assumed initial public offering price of $          per share,
purchasers of shares of Class A Common Stock in the Offerings will incur
immediate and substantial dilution of $          per share in the net tangible
book value of their purchased shares of Class A Common Stock. See "Dilution." Investors may also experience additional dilution as a result of shares of Common Stock being issued in future business acquisitions and as a result of the issuance and exercise of employee stock options or warrants. See "Shares Eligible for Future Sale."

NO DIVIDENDS

     Following the Offerings Closing Date, the Company intends to retain all earnings for the foreseeable future for use in the operation and expansion of its business. Consequently, the Company does not anticipate paying any cash dividends on its Common Stock to its stockholders for the foreseeable future. In addition, it is probable that debt financing agreements to be entered into by the Company will contain restrictions on the Company's ability to declare dividends. See "Dividend Policy."

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offerings, there has been no public market for the Class A Common Stock. Although the Company intends to apply for listing on the NYSE, there can be no assurance that an active trading market for the Class A Common Stock will develop or be sustained following the Offerings or that the market price of the Class A Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiation among the Company and the Underwriters based upon several factors and may not be indicative of future market prices. The price at which the Class A Common Stock will trade will depend upon a number of factors, including, but not limited to, the Company's historical and anticipated operating results, announcements by the Company or its competitors, and general market and economic conditions, some of which factors are beyond the Company's control. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of the Class A Common Stock. See "Underwriting."

                             SEPARATION FROM PARENT

BACKGROUND OF THE SEPARATION AND DISTRIBUTION

     Since 1995, Parent has acquired and developed numerous businesses in several industries, which currently are operated in three broad business segments, consisting of automotive retail, vehicle rental and solid waste services. Parent has announced that, subject to certain conditions, Parent intends to separate the Company, which owns and operates the Parent's solid waste services business, from Parent's other operations and businesses, to complete the Offerings, and to distribute to its stockholders in 1999 all of the Common Stock owned by Parent. See "Risk Factors -- Risk of Noncompletion of the Distribution; Failure to Obtain Favorable Letter Ruling."

     As a part of Parent, the solid waste companies that now comprise the Company on a consolidated basis historically have operated as a group of subsidiaries wholly owned, directly and indirectly, by the Company. The Separation will establish the Company as a stand-alone entity with objectives separate from those of Parent. The Company intends to focus its resources and management emphasis on the operations and markets it views as critical to its long-term success as a stand-alone entity.

     Prior to the Offerings Closing Date, Parent will effect the Separation in part by causing all of the common stock of Resources to be distributed by the Company to Parent. Resources is a subsidiary of the Company and substantially all of its assets and liabilities relate to Parent's automotive retail businesses, and do not relate to the Company's solid waste services businesses. The Company's financial statements exclude the accounts of Resources. In addition, prior to the Offerings Closing Date, certain subsidiaries engaged in the solid waste services business and wholly owned, directly and indirectly, by the Company will be reorganized internally within the Company's consolidated group of subsidiaries. Prior to the Distribution, certain subsidiaries engaged in automotive operations and wholly owned, directly or indirectly, by Parent will be reorganized internally within Parent's consolidated group of automotive subsidiaries, which will require certain approvals from third parties. The Company and Parent intend to enter into a Separation and Distribution Agreement (the "Separation and Distribution Agreement") and certain other agreements providing for the Separation, the Offering, the Distribution and the provision by Parent of certain interim services to the Company, and addressing employee benefit arrangements, and tax and other matters. See "Certain Transactions."

     On the Offerings Closing Date, Parent will own approximately      % of the
outstanding Common Stock (     % if the Underwriters exercise their
over-allotment options in full), which will represent approximately      % of
the combined voting power of all of the outstanding shares of Class A Common
Stock and Class B Common Stock (     % if the Underwriters exercise their
over-allotment options in full).

     Several business purposes underlie the proposed Distribution. Parent desires to access the capital markets and has determined that raising funds through the completion by the Company of the Offerings will maximize value to Parent and its stockholders. The completion of the Offerings will allow the Company to prepay a portion of the Company Notes payable to Parent. Parent intends to use the funds received from the Company for Parent's future acquisitions, particularly in its automotive retail operations, and for Parent's other corporate purposes.

     The Company and Parent believe that the foregoing arrangement provides the most effective source of capital for both Parent and the Company and is part of the initial capitalization of the Company as a stand-alone entity. Parent and the Company believe that such arrangement provides each entity with the most prudent capital structures to realize their respective growth strategies as separate, stand-alone entities, based on the Company's and Parent's prospective capitalization and financing requirements, acquisition strategies, working capital requirements, projected cash flow from operations and desired credit ratings, respectively.

     In addition to raising capital for Parent, the Company and Parent believe that the Distribution will enhance the Company's ability to implement its growth and operating strategies. As part of Parent, cash flow generated by the Company has been used to support growth in Parent's other business segments. The Company desires to be able to devote more of its cash flow to support its own future growth. In addition, the Company believes that its future growth would be enhanced if its management were compensated on a separate basis from Parent. Similarly, Parent believes that its future growth would be enhanced if management of its remaining business segments were more focused on such segments without also being responsible for the solid waste segment. Finally, upon completion of the Distribution, holders of Parent Common Stock as of the record date for the Distribution will be entitled to receive a dividend of Common Stock without the payment of further consideration, although Parent expects the market value of shares of Parent Common Stock to diminish upon effecting the Distribution to reflect the value (per share of Parent Common Stock) of the shares of Common Stock distributed by Parent.

     The Company believes that its capitalization and cash flow from operations and ability to obtain short-term and long-term debt financings will be sufficient to satisfy its future working capital, capital expenditures, acquisitions and debt service requirements. The Company also believes that it will be able to procure bid and performance bonds, to arrange for revolving lines of credit and other financing as necessary, and to engage in hedging transactions, on commercially acceptable terms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Pro Forma Financial Condition" and "Risk Factors -- Future Capital Requirements; Absence of Parent Funding."

CONDITIONS TO THE DISTRIBUTION

     In accordance with the Separation and Distribution Agreement, completion of the Distribution will be subject to the satisfaction, or waiver by the Parent Board, in its sole discretion, of the following conditions: (i) a Letter Ruling shall have been obtained and remain effective to the effect that, among other things, the Distribution will qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Code, and will not result in recognition of any gain or loss for federal income tax purposes to Parent, the Company, or Parent's or the Company's respective stockholders, and such ruling shall be in form and substance satisfactory to Parent, in its sole discretion;
(ii) any material Governmental Approvals and Consents (as such terms are defined in the Separation and Distribution Agreement) necessary to consummate the Distribution shall have been obtained and shall be in full force and effect;
(iii) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Distribution shall be in effect, and no other event outside the control of Parent shall have occurred or failed to occur that prevents the consummation of the Distribution; and (iv) no other events or developments shall have occurred subsequent to the closing of the Offerings that, in the judgment of the Parent Board, would result in the Distribution having a material adverse effect on Parent or on the stockholders of Parent. Parent intends to apply for a Letter Ruling. The Parent Board will have the sole discretion to determine the Distribution Date at any time commencing after the Offerings Closing Date and ending on or prior to such date as is three months following the receipt of the Letter Ruling. Parent has agreed to consummate the Distribution, subject to the satisfaction, or waiver by the Parent Board, in its sole discretion, of the conditions set forth above. Parent may terminate the obligation to consummate the Distribution if the Distribution has not occurred by December 31, 1999. In addition, the Separation and Distribution Agreement may be amended or terminated at any time prior to the Distribution Date by the Company and Parent. See "Risk Factors -- Risk of Noncompletion of the Distribution; Failure to Obtain Favorable Letter Ruling" and "Certain Transactions."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offerings, after deducting underwriting discounts and commissions and estimated offering expenses payable
by the Company, are estimated to be $     million ($     million if the
Underwriters exercise their over-allotment options in full) at an assumed
initial public offering price of $     per share, which is the midpoint of the
estimated range set forth on the cover page of this Prospectus. On the Offerings Closing Date, all of the net proceeds to the Company will be used to prepay all remaining outstanding amounts of the Company Notes payable to Parent.

                                DIVIDEND POLICY

     After the Offerings Closing Date, the Company does not intend to pay cash dividends on the Common Stock for the foreseeable future because it intends to retain all earnings for use in the operation and expansion of the Company's business. Furthermore, the Company's ability to declare or pay dividends may be limited in the future by the terms of any then-existing credit facilities which may contain covenants which restrict the payment of cash dividends.

                                 CAPITALIZATION
                                 (IN MILLIONS)

     The following table sets forth as of March 31, 1998 the Company's (i) total debt (including current maturities) and capitalization, (ii) total debt (including current maturities) and capitalization on a pro forma basis after giving effect to the issuance of the Company Notes in April 1998 and (iii) total debt (including current maturities) and capitalization, as adjusted to give effect to the Separation and the application of the estimated net proceeds to the Company from the Offerings, and other transactions and events described in "Unaudited Condensed Consolidated Pro Forma Financial Statements." See "Description of Capital Stock" and "Use of Proceeds." This table should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Prospectus. See "Unaudited Condensed Consolidated Pro Forma Financial Statements" and notes thereto included elsewhere in this Prospectus.

                                                                       MARCH 31, 1998
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
Current debt:
  Due to affiliate........................................  $  114.8    $  114.8      $
  Notes payable and current maturities of long-term
     debt.................................................      11.7        11.7
  Notes payable to Resources..............................     130.9       130.9
  Company Notes payable to Parent.........................        --     2,000.0
                                                            --------    --------      --------
     Total current debt...................................     257.4     2,257.4
                                                            --------    --------      --------
Long-term debt, net of current maturities.................      61.4        61.4
                                                            --------    --------      --------
          Total debt......................................     318.8     2,318.8
                                                            --------    --------      --------
Shareholders' equity (deficit):
  Investment by Parent....................................     887.3    (1,112.7)
  Preferred stock.........................................        --          --
  Common stock:
     Class A Common Stock.................................        --          --
     Class B Common Stock.................................        --          --
  Additional paid-in capital..............................        --          --
                                                            --------    --------      --------
     Total shareholders' equity (deficit).................     887.3    (1,112.7)
                                                            --------    --------      --------
          Total capitalization............................  $1,206.1    $1,206.1      $
                                                            ========    ========      ========

                                    DILUTION

     The Company's pro forma net tangible book value as of March 31, 1998 was
$     million (excluding intangible assets totaling $     million), or $     per
share of Common Stock. Pro forma net tangible book value per share represents the amount of the Company's total tangible assets less its total liabilities, divided by the total number of shares of Common Stock outstanding.

     After giving effect to the Offerings and the receipt of an assumed $     of
net proceeds from the Offerings (based on an assumed initial public offering
price of $     per share, which is the midpoint of the estimated range set forth on the cover page of this Prospectus), the pro forma net tangible book value of the Common Stock as of March 31, 1998 would have been approximately $
million or $          per share. This represents an immediate increase in pro
forma net tangible book value of $          per share to the existing
stockholder and an immediate dilution in net tangible book value of $ per share to purchasers of Class A Common Stock in the Offerings, as illustrated in the following table:

Assumed initial public offering price per share.............  $
     Pro forma net tangible book value per share at March
      31, 1998..............................................
     Increase per share attributable to new investors.......
Pro forma net tangible book value per share after the
  Offerings.................................................
                                                              -------
Net tangible book value dilution per share to new
  investors(a)..............................................  $
                                                              =======

---------------

(a) If the Underwriters exercise their over-allotment options in full, the
    dilution will be $          per share.

     The following table sets forth, as of March 31, 1998, the difference between the total consideration paid and the average price per share paid by Parent and by purchasers of shares in the Offerings, before deduction of the underwriting discounts and commissions and estimated offering expenses:

                                        SHARES PURCHASED    TOTAL CONSIDERATION    AVERAGE
                                        -----------------   -------------------     PRICE
                                        NUMBER    PERCENT    AMOUNT    PERCENT    PER SHARE
                                        -------   -------   --------   --------   ---------
Existing stockholder..................                  %   $                %    $
New investors.........................
                                        -------    -----    -------     -----     --------
          Total.......................             100.0%   $           100.0%    $
                                        =======    =====    =======     =====     ========

     In addition, upon completion of the Distribution, certain stock options and warrants exercisable for shares of Parent Common Stock will be converted into stock options and warrants exercisable for shares of Class A Common Stock and Class B Common Stock. It is not possible to specify how may shares of Class A Common Stock and Class B Common Stock will be subject to such stock options and warrants, as it is not known how many stock options and warrants to purchase Parent Common Stock will remain unexercised and outstanding by the record date for the Distribution. If these options and warrants are exercised, further dilution to new investors will occur. The Company may also issue additional shares of Common Stock to effect future business acquisitions or upon exercise of future stock option grants or equity awards, which could also result in additional dilution to then existing stockholders. See "Management -- Stock Option Plan" and "Certain Transactions -- Separation and Distribution Agreement" and "-- Employee Benefits Agreement."

                            SELECTED FINANCIAL DATA
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

     The following table presents selected consolidated statement of operations and balance sheet data of the Company for the periods and the dates indicated. The selected statement of operations data for each of the full fiscal years 1997, 1996 and 1995, and the selected balance sheet data at December 31, 1997 and 1996, presented below, were derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent certified public accountants. The selected statement of operations data of the Company for each of the full fiscal years 1994 and 1993, and the selected balance sheet data at December 31, 1995, 1994 and 1993 presented below were derived from the unaudited consolidated financial statements of the Company, which in the opinion of management reflect all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of such data. The selected statement of operations data for the three months ended March 31, 1998 and 1997 and the selected balance sheet data at March 31, 1998 were derived from unaudited interim consolidated financial statements included elsewhere in this Prospectus. The unaudited interim consolidated financial statements include all material adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of its financial position and results of operations for these periods. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for a full year. The selected consolidated financial data below should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto as of March 31, 1998 (unaudited) and December 31, 1997 and 1996 and for the three months ended March 31, 1998 and 1997 (unaudited) and for each of the three years in the period ended December 31, 1997 included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." See Notes 3, 7, 9, 10 and 12 of Notes to Consolidated Financial Statements for a discussion of business combinations, investment by Parent, restructuring and other charges, discontinued operations and subsequent events and their effect on comparability of year-to-year data.

                                                         THREE MONTHS
                                                             ENDED
                                                           MARCH 31,                    YEAR ENDED DECEMBER 31,
                                                        ---------------   ----------------------------------------------------
                                                         1998     1997      1997       1996       1995       1994       1993
                                                        ------   ------   --------   --------   --------   --------   --------
                                                          (UNAUDITED)                                          (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue...............................................  $300.8   $237.1   $1,127.7   $  825.5   $  571.7   $  417.7   $  327.3
Expenses:
  Cost of operations..................................   209.7    171.8      809.1      608.6      401.4      289.4      270.2
  Selling, general and administrative.................    32.1     27.6      117.3      110.5       94.1       78.1       37.7
  Restructuring and other charges.....................      --       --         --        8.8        3.3         --       10.0
                                                        ------   ------   --------   --------   --------   --------   --------
Operating income......................................    59.0     37.7      201.3       97.6       72.9       50.2        9.4
Interest expenses.....................................    (5.4)    (7.0)     (25.9)     (27.4)     (14.9)     (10.0)      (4.1)
Interest and other income (expense), net..............     0.8      2.8        6.7       12.9        4.0       (6.0)      (5.5)
                                                        ------   ------   --------   --------   --------   --------   --------
Income (loss) from continuing operations before income
  taxes...............................................    54.4     33.5      182.1       83.1       62.0       34.2       (0.2)
Provision for income taxes............................    19.6     12.2       65.9       35.3       24.0       13.1        1.4
                                                        ------   ------   --------   --------   --------   --------   --------
Income (loss) from continuing operations..............    34.8     21.3      116.2       47.8       38.0       21.1       (1.6)
Loss from discontinued operations.....................      --       --         --         --      (24.8)      (5.4)     (10.9)
                                                        ------   ------   --------   --------   --------   --------   --------
Net income (loss).....................................  $ 34.8   $ 21.3   $  116.2   $   47.8   $   13.2   $   15.7   $  (12.5)
                                                        ======   ======   ========   ========   ========   ========   ========
Pro forma net income per share(a).....................
Pro forma weighted average shares outstanding.........

                                                                                             DECEMBER 31,
                                                            MARCH 31,    ----------------------------------------------------
                                                             1998(B)       1997       1996       1995       1994       1993
                                                           -----------   --------   --------   --------   --------   --------
                                                           (UNAUDITED)                                  (UNAUDITED)
                                                                                                    -------------------------
BALANCE SHEET DATA:
Total assets.............................................   $1,488.2     $1,348.0   $1,005.5   $  717.0   $  574.4   $  579.8
Due to affiliate.........................................      114.8        107.8       49.3       86.3        8.6        4.0
Notes payable to Resources...............................      130.9        158.3      205.6       38.7       18.8       15.6
Total debt, net of current maturities....................       61.4         64.3       79.0       91.1      145.6       89.0
Total shareholder's equity...............................      887.3        750.8      489.8      358.0      267.6      231.2

(a) Historical net income per share has not been presented because it would not be meaningful. Prior to the Offerings Closing Date, the Company had only 100 shares of common stock outstanding, all of which were owned by Parent. Unaudited pro forma net income per common share is calculated based on net income divided by the number of shares of Class A Common Stock and Class B Common Stock to be outstanding after the Offerings Closing Date.
(b) In April 1998, the Company declared a $2.0 billion dividend to Parent paid through issuance of Company Notes payable to Parent. The pro forma effect of this event on the Company's March 31, 1998 financial position, assuming it occurred on March 31, 1998, would have been to issue Company Notes payable to Parent in the amount of $2.0 billion and to decrease shareholder's equity by $2.0 billion resulting in a shareholder's deficit of $1.1 billion.

        UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

     The following Unaudited Condensed Consolidated Pro Forma Financial Statements reflect the effects of adjustments to the historical financial condition and results of operations of the Company. The Unaudited Condensed Consolidated Pro Forma Financial Statements should be read in conjunction with the Consolidated Financial Statements and other financial information elsewhere in this Prospectus.

     The following Unaudited Condensed Consolidated Pro Forma Statements of Operations for the Three Months Ended March 31, 1998 and for the Year Ended December 31, 1997 give effect to the following transactions and events as if they occurred at the beginning of the periods presented: (i) the issuance of the Company Notes payable to Parent in the aggregate amount of $2.0 billion in connection with the dividend to Parent in April 1998; (ii) the prepayment of a portion of amounts outstanding under the Company Notes payable to Parent and the repayment in full of the Resources Notes and the Affiliate Payable through the
issuance by the Company of             shares of Class A Common Stock (at an
assumed initial public offering price of $     per share, which is the midpoint
of the estimated range set forth on the cover page of this Prospectus); (iii)
the sale and issuance of        shares of Class A Common Stock in the Offerings
(at an assumed initial public offering price of $       per share, which is the
midpoint of the estimated range set forth on the cover page of this Prospectus) and the application of net proceeds therefrom to prepay all remaining amounts outstanding of the Company Notes payable to Parent; (iv) the reclassification of the investment by Parent to Class B Common Stock and additional paid-in capital of the Company; and (v) the tax effect of the foregoing. The following Unaudited Condensed Consolidated Pro Forma Balance Sheet gives effect to the transactions and events described in clauses (i) through (iv) above as if they occurred on March 31, 1998.

     The historical results of operations of the Company reflect an allocation of a portion of Parent's corporate general and administrative costs. Following the Offerings Closing Date various corporate services will be provided by Parent to the Company based upon fees payable by the Company to Parent under a services agreement to be entered into between the Company and Parent. No pro forma adjustment has been made to reflect such fees in lieu of the corporate general and administrative cost allocation, as the difference would not be material. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "-- Pro Forma Financial Condition."

     Historical net income per share has not been presented because it would not be meaningful. Prior to the Offerings Closing Date, the Company had only 100 shares of common stock outstanding, all of which were owned by Parent. Prior to the Offerings Closing Date, the Company will amend and restate the Certificate to authorize two classes of Common Stock consisting of Class A Common Stock and Class B Common Stock. Prior to the Offerings Closing Date, all outstanding shares of common stock of the Company held by Parent will be converted into shares of Class B Common Stock, which will constitute 100% of the outstanding shares of Class B Common Stock. Unaudited pro forma net income per common share is calculated based on net income after giving effect to the transactions and events described in clauses (i) through (iv) above, divided by the number of shares of Class A Common Stock and Class B Common Stock to be outstanding after the Offerings Closing Date.

     Management believes that the assumptions used provide a reasonable basis on which to present the unaudited condensed consolidated pro forma financial data. The Unaudited Condensed Consolidated Pro Forma Financial Statements are provided for informational purposes only and should not be construed to be indicative of the Company's consolidated financial position or results of operations had the transactions and events described above been consummated on the dates assumed and do not project the Company's financial condition or results of operations for any future date or period.

       UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                            HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                            ----------    -----------    ---------
Revenue...................................................   $  300.8      $             $  300.8
Expenses:
  Cost of operations......................................      209.7                       209.7
  Selling, general and administrative.....................       32.1                        32.1
                                                             --------      --------      --------
Operating income..........................................       59.0                        59.0
Interest expense..........................................       (5.4)          4.8(a)       (0.6)
Interest and other income.................................        0.8                         0.8
                                                             --------      --------      --------
Income before income taxes................................       54.4           4.8          59.2
Provision for income taxes................................      (19.6)         (1.8)(b)     (21.4)
                                                             --------      --------      --------
Net income................................................   $   34.8      $    3.0      $   37.8
                                                             ========      ========      ========
Pro forma net income per share............................
Pro forma weighted average shares outstanding.............

         The accompanying notes are an integral part of this statement.

       UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                            HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                            ----------    -----------    ---------
Revenue...................................................   $1,127.7      $             $1,127.7
Expenses:
  Cost of operations......................................      809.1                       809.1
  Selling, general and administrative.....................      117.3                       117.3
                                                             --------      --------      --------
Operating income..........................................      201.3                       201.3
Interest expense..........................................      (25.9)         20.2(a)       (5.7)
Interest and other income.................................        6.7                         6.7
                                                             --------      --------      --------
Income before income taxes................................      182.1          20.2         202.3
Provision for income taxes................................      (65.9)         (7.5)(b)     (73.4)
                                                             --------      --------      --------
Net income................................................   $  116.2      $   12.7      $  128.9
                                                             ========      ========      ========
Pro forma net income per share............................
Pro forma weighted average shares outstanding.............

         The accompanying notes are an integral part of this statement.

            UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET
                              AS OF MARCH 31, 1998
                                 (IN MILLIONS)

                                                            HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                            ----------    -----------    ---------
ASSETS
Current assets
  Cash and cash equivalents...............................   $     --      $             $     --
  Accounts receivable, net................................      139.0                       139.0
  Prepaid expenses and other current assets...............       45.2                        45.2
                                                             --------      --------      --------
          Total current assets............................      184.2                       184.2
  Property and equipment, net.............................      826.5                       826.5
  Intangible and other assets, net........................      477.5                       477.5
                                                             --------      --------      --------
          Total assets....................................   $1,488.2      $             $1,488.2
                                                             ========      ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable and accrued liabilities................   $  112.1      $             $  112.1
  Due to affiliate........................................      114.8        (114.8)(d)        --
  Notes payable and current maturities of long-term
     debt.................................................       11.7                        11.7
  Notes payable to Resources..............................      130.9        (130.9)(d)        --
  Company Notes payable to Parent.........................         --       2,000.0 (c)
                                                                                    (d)
                                                                                    (e)
  Deferred revenue and other current liabilities..........       60.7                        60.7
                                                             --------      --------      --------
          Total current liabilities.......................      430.2                       184.5
  Long-term debt, net of current maturities...............       61.4                        61.4
  Deferred income taxes and other liabilities.............      109.3                       109.3
                                                             --------      --------      --------
          Total liabilities...............................      600.9                       355.2
                                                             --------      --------      --------
Shareholders' equity
  Investment by Parent....................................      887.3      (2,000.0)(c)        --
                                                                                    (f)
  Preferred stock.........................................         --                          --
  Common stock
     Class A Common Stock.................................         --               (d)
                                                                                    (e)
     Class B Common Stock.................................         --               (f)
  Additional paid-in capital..............................         --               (d)
                                                                                    (e)
                                                                                    (f)
                                                             --------      --------      --------
          Total shareholders' equity......................      887.3
                                                             --------      --------      --------
          Total liabilities and shareholders' equity......   $1,488.2      $             $1,488.2
                                                             ========      ========      ========

         The accompanying notes are an integral part of this statement.

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                         PRO FORMA FINANCIAL STATEMENTS

     The following is a summary of the pro forma adjustments reflected in the Unaudited Condensed Consolidated Pro Forma Financial Statements:

(a) Adjust historical interest expense to eliminate interest expense on the Resources Notes assumed to have been repaid at the beginning of the period presented.

(b)   Recognize income taxes on the pro forma adjustment described above.

(c) The issuance of the Company Notes payable to Parent in the aggregate amount of $2.0 billion in connection with the dividend by the Company in April 1998 to the Parent.

(d) The prepayment of a portion of amounts outstanding under the Company Notes payable to Parent and the repayment in full of the Resources Notes and the
      Affiliate Payable through the issuance of             shares of Class A
      Common Stock (at an assumed initial public offering price of
      $          per share, which is the midpoint of the estimated range set forth on the cover page of this Prospectus).

(e)   The sale and issuance of      shares of Class A Common Stock in the
      Offerings (at an assumed initial public offering price of $       per
      share, which is the midpoint of the estimated range set forth on the cover page of this Prospectus) and the application of the net proceeds therefrom to prepay all remaining amounts outstanding of the Company Notes payable to Parent.

(f) The reclassification of the investment by Parent to Class B Common Stock and additional paid-in capital of the Company.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto of the Company, a wholly owned subsidiary of Parent, and the Unaudited Condensed Consolidated Pro Forma Financial Statements of the Company both of which are included elsewhere herein.

OVERVIEW

     Prior to the Offerings Closing Date, the Company has been a wholly owned subsidiary of Parent. As a wholly owned subsidiary, the Company has received services provided by Parent, including accounting, auditing, cash management, corporate communications, corporate development, financial and treasury, human resources and benefit plan administration, insurance and risk management, legal, purchasing and tax services. Parent has also provided the Company with the services of a number of its executives and employees. In consideration for these services, Parent has allocated a portion of its overhead costs related to such services to the Company. This allocation has historically been based on the proportion of invested capital of the Company as a percentage of the consolidated invested capital of Parent and its subsidiaries (including the Company). Management of the Company believes that the amounts allocated to the Company have been no less favorable to the Company than costs the Company would have incurred to obtain such services on its own or from unaffiliated third parties.

     The historical consolidated financial information included in this Prospectus does not necessarily reflect what the Company's financial position and results of operations would have been had the Company been operated as a separate, stand-alone entity during the periods presented.

GENERAL

     The Company is a leading provider of non-hazardous solid waste collection and disposal services in the United States. The Company provides solid waste collection services for commercial, industrial, municipal and residential customers through 96 collection companies in 24 states. The Company also owns or operates 54 transfer stations and 42 solid waste landfills.

     The Company's revenue is generated primarily from its solid waste collection operations, with the remainder comprised of revenue from landfill disposal services and other services including recycling and composting operations. Collection, landfill disposal and other services accounted for approximately 73.8%, 12.4% and 13.8% of consolidated revenue for the year ended December 31, 1997, respectively.

     Revenue from collection operations consists of fees from commercial, industrial, municipal and residential customers. In 1997, the Company's revenue from collection services was derived approximately one-third from services provided to commercial customers, one-third from services provided to industrial customers and one-third from services provided to municipal and residential customers. Residential and commercial collection operations in certain markets are performed under long-term contracts with municipalities. Industrial and commercial collection operations generally are provided to individual customers on a contractual basis with terms up to three years. Revenue from landfill disposal operations consists of tipping fees charged to third parties. Recycling operations are generally integrated with collection operations with revenue derived through the sale of recyclable materials.

     Cost of operations for the Company's collection operations is primarily variable and includes disposal, labor, fuel and equipment maintenance costs. The Company seeks to achieve a high rate of waste internalization by controlling waste streams from the point of collection through disposal. During the quarter ended March 31, 1998, approximately 41% of the total volume of waste collected by the Company was disposed of at the Company's landfills. Landfill cost of operations includes most daily operating expenses, the legal and administrative costs of ongoing environmental compliance, costs of capital for cell development and accruals for closure and post-closure costs. Certain direct landfill development costs, such as engineering, upgrading, cell construction and permitting costs, are capitalized and depleted based on consumed airspace. All indirect landfill development costs are expensed as incurred.

BUSINESS COMBINATIONS

     The Company and Parent make decisions to acquire or invest in businesses based on financial and strategic considerations.

     Parent has acquired various businesses operating in the solid waste services industry using cash and shares of Parent Common Stock. These businesses were contributed by Parent to the Company subsequent to their acquisition. The Company has applied the same accounting method used by Parent in accounting for business combinations.

     Significant businesses acquired and accounted for under the pooling of interests method of accounting have been included retroactively in the Consolidated Financial Statements as if the companies had operated as one entity since inception. Businesses acquired and accounted for under the purchase method of accounting are included in the Consolidated Financial Statements from the date of acquisition.

     During the three months ended March 31, 1998, Parent acquired various solid waste services businesses which were contributed to the Company. The aggregate purchase price paid by Parent in transactions accounted for under the purchase method of accounting was $101.7 million consisting of cash and 2.6 million shares of Parent Common Stock.

     During the year ended December 31, 1997, Parent acquired various solid waste services businesses which were contributed to the Company. The aggregate purchase price paid by Parent in transactions accounted for under the purchase method of accounting was $147.9 million, consisting of cash and 5.7 million shares of Parent Common Stock. In addition, Parent issued an aggregate of 34.1 million shares of Parent Common Stock in transactions accounted for under the pooling of interests method of accounting. Included in the shares of Parent Common Stock issued in acquisitions accounted for under the pooling of interests method of accounting are approximately 9.9 million shares issued for acquisitions that were not material individually or in the aggregate and, consequently, prior period financial statements were not restated for such acquisitions.

     During the year ended December 31, 1996, Parent acquired various solid waste services businesses which were contributed to the Company. The aggregate purchase price paid by Parent in transactions accounted for under the purchase method of accounting was $87.6 million, consisting of cash and 6.6 million shares of Parent Common Stock. In addition, Parent issued an aggregate of 40.0 million shares of Parent Common Stock in transactions accounted for under the pooling of interests method of accounting. Included in the shares of Parent Common Stock issued in acquisitions accounted for under the pooling of interests method of accounting are approximately 10.3 million shares issued for acquisitions that were not material individually or in the aggregate and, consequently, prior period financial statements were not restated for such acquisitions.

     During the year ended December 31, 1995, Parent acquired various solid waste services businesses which were contributed to the Company. The aggregate purchase price paid by Parent in transactions accounted for under the purchase method of accounting was $76.5 million, consisting of cash and 16.0 million shares of Parent Common Stock. In addition, Parent issued an aggregate of approximately 30.9 million shares of Parent Common Stock in transactions accounted for under the pooling of interests method of accounting.

     See Note 3, Business Combinations, of Notes to Consolidated Financial Statements, for further discussion of business combinations.

CONSOLIDATED RESULTS OF OPERATIONS

  Three Months Ended March 31, 1998 and 1997

     Net income was $34.8 million for the three months ended March 31, 1998 as compared to $21.3 million for the three months ended March 31, 1997.

     The following table sets forth revenue and cost of operations, selling, general and administrative expenses, Parent overhead allocations and operating income with percentages of revenue for the three months ended March 31, 1998 and 1997 (in millions):

                                                            1998       %       1997       %
                                                           ------    -----    ------    -----
Revenue..................................................  $300.8    100.0%   $237.1    100.0%
Cost of operations.......................................   209.7     69.7     171.8     72.5
Selling, general and administrative expenses.............    28.3      9.4      25.5     10.7
Parent overhead allocations..............................     3.8      1.3       2.1      0.9
                                                           ------    -----    ------    -----
Operating income.........................................  $ 59.0     19.6%   $ 37.7     15.9%
                                                           ======    =====    ======    =====

     Revenue. Revenue was $300.8 million and $237.1 million for the three months ended March 31, 1998 and 1997, respectively, an increase of 26.9%. Acquisitions accounted for 16.6% of the increase and volume (including "tuck-ins") accounted for 10.3% of the increase.

     Cost of Operations. Cost of operations was $209.7 million and $171.8 million or, as a percentage of revenue, 69.7% and 72.5% for the three months ended March 31, 1998 and 1997, respectively. The increase in aggregate dollars is primarily due to acquisitions. The decrease in such costs as a percentage of revenue is primarily a result of improvements in overall operating efficiency achieved through reductions in operating costs of acquired businesses.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $28.3 million and $25.5 million or, as a percentage of revenue, 9.4% and 10.7% for the three months ended March 31, 1998 and 1997, respectively. The increase in aggregate dollars is primarily due to acquisitions. The decrease in such expenses as a percentage of revenue is primarily due to the reduction of administrative expenses of acquired businesses.

     Parent Overhead Allocations. Parent overhead allocations include allocations of general and administrative costs not specifically attributable to its operating subsidiaries. Such allocations are based upon the ratio of the Company's invested capital to Parent's consolidated invested capital and were $3.8 million and $2.1 million for the three months ended March 31, 1998 and 1997, respectively. These allocations approximate management's estimate of Parent's corporate overhead required to support the Company's operations. Management believes such allocations are reasonable.

     Interest Expense. Interest expense was incurred on notes payable to Resources and the debt assumed in acquisitions. Interest expense was $5.4 million and $7.0 million for the three months ended March 31, 1998 and 1997, respectively, and includes interest expense on notes payable to Resources of $4.8 million and $6.2 million for the three months ended March 31, 1998 and 1997, respectively.

     Interest and Other Income. Interest and other income was $0.8 million and $2.8 million for the three months ended March 31, 1998 and 1997, respectively. The decrease is primarily due to fluctuations in cash balances on hand and related interest income.

     Income Taxes. The provision for income taxes was $19.6 million and $12.2 million for the three months ended March 31, 1998 and 1997, respectively. Income taxes have been provided based upon the Company's anticipated annual effective income tax rate.

  Years Ended December 31, 1997, 1996 and 1995

     Net income was $116.2 million for the year ended December 31, 1997 as compared to $47.8 million in 1996 and $13.2 million in 1995. Operating results for the years ended December 31, 1996 and 1995 include restructuring and other charges further described below. Operating results for the year ended December 31, 1995 include a loss from discontinued operations described further below.

     The following table sets forth revenue and cost of operations, selling, general and administrative expenses, Parent overhead allocations, restructuring and other charges and operating income with percentages of revenue for the years ended December 31 (in millions):

                                         1997       %       1996       %       1995       %
                                       --------   -----   --------   -----   --------   -----
Revenue..............................  $1,127.7   100.0%  $  825.5   100.0%  $  571.7   100.0%
Cost of operations...................     809.1    71.7      608.6    73.7      401.4    70.2
Selling, general and administrative
  expenses...........................     107.1     9.5      102.1    12.4       89.8    15.7
Parent overhead allocations..........      10.2     0.9        8.4     1.0        4.3     0.7
Restructuring and other charges......        --      --        8.8     1.1        3.3     0.6
                                       --------   -----   --------   -----   --------   -----
Operating income.....................  $  201.3    17.9%  $   97.6    11.8%  $   72.9    12.8%
                                       ========   =====   ========   =====   ========   =====

     Revenue. Revenue was $1,127.7 million, $825.5 million and $571.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. The increase in 1997 over 1996 of $302.2 million, or 36.6%, is a result of significant acquisitions (24.1%) as well as increases from volume and "tuck-in" acquisitions (12.5%). The increase in 1996 over 1995 of $253.8 million, or 44.4%, is a result of significant acquisitions (34.1%) as a well as increases from volume and "tuck-in" acquisitions (10.3%).

     Cost of Operations. Cost of operations was $809.1 million, $608.6 million and $401.4 million or, as a percentage of revenue, 71.7%, 73.7% and 70.2% for the years ended December 31, 1997, 1996 and 1995, respectively. The increases in aggregate dollars are a result of the expansion of the Company's operations through acquisitions and internal growth. The 1997 decrease in cost of operations as a percentage of revenue is primarily a result of improvements in overall operating efficiency achieved through reductions in operating costs of acquired businesses. The 1996 increase in cost of operations as a percentage of revenue is primarily a result of certain of the Company's acquired collection companies that had higher levels of operating costs than the Company's historical operations.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $107.1 million, $102.1 million and $89.8 million or, as percentages of revenue, 9.5%, 12.4% and 15.7% for the years ended December 31, 1997, 1996 and 1995, respectively. The increases in aggregate dollars from year to year primarily reflect the growth of the Company's business through acquisitions. The decreases in selling, general and administrative expenses as percentages of revenue in each of the years are primarily due to the reduction of administrative expenses for acquired businesses and, in 1997, cost savings from centralizing administrative functions in certain regions.

     Parent Overhead Allocations. Parent overhead allocations include allocations of general and administrative costs not specifically attributable to its operating subsidiaries. Such allocations are based upon the ratio of the Company's invested capital to Parent's consolidated invested capital and were $10.2 million, $8.4 million and $4.3 million for the years ended December 31, 1997, 1996 and 1995, respectively. These allocations approximate management's estimate of Parent's corporate overhead required to support the Company's operations. Management believes such allocations are reasonable.

     Restructuring and Other Charges. The Company recorded restructuring and other charges of approximately $8.8 million and $3.3 million for the years ended December 31, 1996 and 1995, respectively. The 1996 costs include costs to close certain landfill operations, asset write-offs and merger expenses associated with certain business combinations accounted for under the pooling of interests method of accounting. The 1995 costs related to severance and other costs associated with closing an administrative office.

     Operating Income. Operating income was $201.3 million, $97.6 million and $72.9 million for the years ended December 31, 1997, 1996 and 1995, respectively. Excluding restructuring and other charges, operating income would have been $106.4 million and $76.2 million in 1996 and 1995, respectively.

     Interest Expense. Interest expense was incurred on notes payable to Resources and the debt assumed in acquisitions. Interest expense was $25.9 million, $27.4 million and $14.9 million for the years ended December 31, 1997, 1996 and 1995, respectively, and includes interest expense on notes payable to Resources of $20.2 million, $18.8 million and $3.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. The 1996 increase in interest expense is primarily due to higher average outstanding borrowings and debt assumed in acquisitions.

     Interest and Other Income. Interest and other income was $6.7 million, $12.9 million and $4.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. The variances during the periods are primarily due to fluctuations in cash balances on hand and related interest income.

     Income Taxes. The provision for income taxes was $65.9 million, $35.3 million and $24.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. The effective income tax rate was 36.2%, 42.5% and 38.7% for the years ended December 31, 1997, 1996 and 1995, respectively. The higher 1996 and 1995 effective income tax rates are primarily due to varying higher historical effective income tax rates of acquired businesses.

     Discontinued Operations. During the year ended December 31, 1995, the Company disposed of its mining and citrus operations resulting in a loss from discontinued operations of approximately $24.8 million, net of income taxes. The mining and citrus businesses were former subsidiaries of a solid waste business acquired by Parent in 1996 and accounted for under the pooling of interests method of accounting. Operating results for the period prior to disposition have been classified as discontinued operations in the accompanying Consolidated Financial Statements. See Note 10, Discontinued Operations, of Notes to Consolidated Financial Statements, for further discussion of this transaction.

ENVIRONMENTAL AND LANDFILL MATTERS

     The Company owns or operates 42 solid waste landfills with approximately 5,610 permitted acres and total available permitted disposal capacity of approximately 1.1 billion in-place cubic yards as of March 31, 1998.

     The Company provides for accrued environmental and landfill costs which include landfill site closure and post-closure costs. Landfill site closure and post-closure costs include estimated costs to be incurred for final closure of the landfills and estimated costs for providing required post-closure monitoring and maintenance of landfills. These costs are accrued based on consumed airspace. The Company estimates its future cost requirements for closure and post-closure monitoring and maintenance for its solid waste facilities based on its interpretation of the technical standards of the Environmental Protection Agency's Subtitle D regulations. These estimates do not take into account discounts for the present value of such total estimated costs. The Company periodically reassesses such costs based upon various methods and assumptions regarding landfill airspace and the technical requirements of the Environmental Protection Agency's Subtitle D regulations and adjusts its accruals accordingly. At December 31, 1997, assuming that all available landfill capacity is used, approximately $280.0 million of such costs are expected to be expensed over the remaining lives of these facilities.

     Costs related to environmental remediation activities are accrued by the Company through a charge to income in the period such liabilities become probable and can be reasonably estimated.

LIQUIDITY AND CAPITAL RESOURCES

     The major components of changes in cash flows for the three months ended March 31, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995 are discussed below.

     Cash Flows from Operating Activities. Cash provided by operating activities was $80.3 million and $69.7 million during the three months ended March 31, 1998 and 1997, respectively and $279.4 million, $129.4 million and $91.8 million for the years ended December 31, 1997, 1996 and 1995, respectively. The increases in cash provided by operating activities during the periods are due to expansion of the Company's business.

     Cash Flows from Investing Activities. Cash flows from investing activities consist primarily of cash used for capital additions as further described below.

     Capital additions were $29.0 million and $32.0 million during the three months ended March 31, 1998 and 1997, respectively, and $165.3 million, $135.1 million and $129.1 million during the years ended December 31, 1997, 1996 and 1995, respectively. The Company believes capital expenditures for the full year in 1998 will approximate the level of capital expenditures in 1997. The Company believes capital expenditures may increase in 1999 and beyond due to acquisition growth. The Company intends to finance capital expenditures and cash used in business acquisitions through cash on hand, revolving credit facilities and other financings.

     Cash Flows from Financing Activities. Cash flows from financing activities during the three months ended March 31, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995 included commercial bank and affiliate borrowings and repayments of debt.

     Proceeds from bank and affiliate borrowings were used to fund capital additions, to repay debt assumed in acquisitions and to expand the Company's business during these years.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company's market sensitive financial instruments as of March 31, 1998 consist primarily of variable rate debt that is not material to the Company's consolidated financial position. Therefore, management believes the Company does not have material exposure to market risk at March 31, 1998.

PRO FORMA FINANCIAL CONDITION

     The Company is expected to have outstanding debt and total capital of
approximately $     and $     , respectively, after giving effect to: (i) the
issuance of the Company Notes payable to Parent in the aggregate amount of $2.0 billion in connection with the dividend from the Company to Parent in April 1998; (ii) the prepayment of a portion of amounts outstanding under the Company Notes payable to Parent and the repayment in full of the Resources Notes and the Affiliate Payable through the issuance of shares of Class A Common Stock (at an
assumed initial public offering price of $     per share, which is the midpoint
of the estimated range set forth on the cover page of this Prospectus); and
(iii) the sale and issuance of        shares of Class A Common Stock in the
Offerings (at an assumed initial public offering price of $       per share,
which is the midpoint of the estimated range set forth on the cover of this Prospectus) and the application of net proceeds therefrom to prepay all remaining amounts outstanding of the Company Notes payable to Parent.

     The Company historically has been dependent upon Parent for various services including accounting, auditing, cash management, corporate communications, corporate development, financial and treasury, human resources and benefit plan administration, insurance and risk management, legal, purchasing and tax services. Prior to the Offerings Closing Date, the Company and Parent intend to enter into an agreement under which Parent will continue to provide these services to the Company, in exchange for a fee payable by the Company to Parent, for a period of one year from the Offerings Closing Date. After the initial term of such agreement, the Company will be required to extend the term of such agreement, engage others to perform such services or perform such services internally. No assurance can be given that Parent will continue to provide the Company such services after the initial term of the agreement, or that the cost of such services will not be higher if the Company purchases such services from unaffiliated providers or employs staff to handle such functions internally.

     The Company believes that its cash flow from operations and contemplated short-term and long-term debt financings will be sufficient to satisfy its future working capital, capital expenditure, acquisition and debt service requirements. The Company intends to enter into a revolving credit facility in the principal amount of $1.0 billion which will be available to be borrowed from time to time by the Company to be used for its working capital requirements and future acquisitions. The Company also believes that it will be able to procure bid and performance bonds, to arrange for revolving lines of credit and other financing as necessary, and to engage in hedging transactions, on commercially acceptable terms.

SEASONALITY

     The Company's operations can be adversely affected by periods of inclement weather which could delay the collection and disposal of waste, reduce the volume of waste generated or delay the construction or expansion of the Company's landfill sites and other facilities.

YEAR 2000 SYSTEMS COSTS

     The Company utilizes software and related technologies that may be affected by the date change in the year 2000 ("Year 2000"). The Company is in the process of evaluating the full scope and related costs to insure that the Company's systems continue to meet its internal needs and those of its customers. The majority of the Company's information systems are supported by third party vendors who are responsible for system modifications to address the Year 2000 issue. Anticipated costs for system modifications will be expensed as incurred and are not expected to have a material impact on the Company's consolidated results of operations. However, the Company cannot measure the impact that the Year 2000 issue will have on its vendors, suppliers, customers and other parties with which it conducts business.

NEW ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," was issued by the Financial Accounting Standards Board in June 1997. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The provisions of this standard will not materially affect the Company's Consolidated Financial Statements.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

     This Prospectus contains certain statements that are "Forward Looking Statements," which include, among other things, the discussions of the Company's growth and operating strategies and expectations concerning market position, future operations, margins, revenue, profitability, liquidity and capital resources, as well as statements concerning the integration of the operations of acquired businesses and achievement of financial benefits and operational efficiencies in connection therewith. Forward Looking Statements are included in "Prospectus Summary," "Selected Financial Data," "Unaudited Condensed Consolidated Pro Forma Financial Statements," "Management's Discussions and Analysis of Financial Condition and Results of Operation," "Business," and elsewhere in this Prospectus. Although the Company believes that the expectations reflected in Forward Looking Statements are reasonable, the Company can give no assurance that such expectations will prove to have been correct. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies, number of acquisitions and projected or anticipated benefits from acquisitions made by or to be made by the Company, or projections involving anticipated revenue, expenses, earnings, levels of capital expenditures, liquidity or indebtedness or operations of the Company and are subject to a number of uncertainties, risks and other influences, many of which are outside the control of the Company and any one of which, or a combination of which, could materially affect the results of the Company's operations. Important factors that could cause actual results to differ materially from the Company's expectations include, but are not limited to, those that are disclosed in this section and under "Risk Factors" in this Prospectus. The Company assumes no duty to update the Forward Looking Statements.

                                    BUSINESS

INTRODUCTION

     The Company is a leading provider of non-hazardous solid waste collection and disposal services in the United States. Based on revenue for the year ended December 31, 1997, the Company is the fourth largest company in the domestic non-hazardous solid waste management industry. The Company provides solid waste collection services for commercial, industrial, municipal and residential customers through 96 collection companies in 24 states. The Company also owns or operates 54 transfer stations and 42 solid waste landfills.

     The Company had revenue of $1,127.7 million and $825.5 million and operating income of $201.3 million and $97.6 million for the years ended December 31, 1997 and 1996, respectively. The $302.2 million (or 36.6%) increase in revenue and the $103.7 million (or 106.3%) increase in operating income are primarily attributable to the successful execution of the Company's growth and operating strategies described below. In 1997, the Company's revenue was generated primarily from its solid waste collection operations (73.8%), with the remainder comprised of revenue from landfill disposal services (12.4%) and other operations (13.8%).

     Since 1995, the Company has acquired over 100 solid waste companies with over $1.0 billion in annual revenue. The Company believes that it is well positioned to continue to increase its revenue and operating income through acquisitions and internal growth. The Company's acquisition growth strategy is focused on the approximately $8.0 billion of revenue that was generated by over 5,000 privately-held solid waste companies in 1997. The Company believes that its ability to acquire many of these privately-held companies is enhanced by increasing competition in the solid waste industry, increasing capital requirements as a result of changes in solid waste regulatory requirements and the limited number of exit strategies for such companies' owners and principals. The Company's internal growth strategy is supported by its presence in high growth markets throughout the Sunbelt, including Florida, Georgia, Nevada, Southern California and Texas, and other domestic markets that have experienced higher than average population growth during the past several years. The Company believes that its presence in such markets positions it to experience growth at rates that are generally higher than the industry's overall growth rate.

INDUSTRY OVERVIEW

     Based on analyst reports and industry trade publications, the Company believes that the United States non-hazardous solid waste services industry generated revenue of approximately $35.0 billion in 1997, of which approximately 44% was generated by publicly-owned waste companies, 23% was generated by privately-held waste companies and 33% was generated by municipal and other local governmental authorities. The substantial majority of the publicly-owned companies' total revenue of approximately $15.4 billion was generated by only five companies, of which the Company was the fourth largest at year-end 1997. However, according to industry data, the domestic non-hazardous waste industry remains highly fragmented as the privately-held companies' total revenue of approximately $8.0 billion was generated by more than 5,000 companies.

     The Company believes that in recent years there has been a trend towards rapid consolidation in the solid waste collection industry, which has historically been characterized by numerous small companies. The Company believes that this trend will continue as a result of the following factors:

          Subtitle D Regulation. Subtitle D ("Subtitle D") of the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), and similar state regulations have significantly increased the amount of capital, technical expertise, operating costs and financial assurance obligations required to own and operate a landfill and other solid waste facilities. Many of the smaller industry participants have found these costs difficult, if not impossible, to bear. Large publicly-owned companies, such as the Company, have greater access to capital, and a lower cost of capital, available to finance such increased capital expenditures and costs, relative to many of the privately owned companies in the industry. Additionally, the required permits for landfill development, expansion or construction have become more difficult to acquire. Consequently, many smaller, independent operators have decided to either close their operations or sell them to larger operators with greater access to capital.

          Integration of Solid Waste Businesses. Vertically integrated solid waste companies gain further competitive advantage over non-integrated operators by being able to control the waste stream in a market through the collection, transfer and disposal process. The ability of the integrated companies to internalize the disposal of collected solid waste, coupled with access to significant capital resources to make acquisitions, has created an environment in which large publicly-owned integrated companies can operate more cost effectively and competitively than non-integrated operators.

          Municipal Privatization. The trend toward consolidation in the solid waste services industry is further supported by the increasing tendency of a number of municipalities to privatize their waste disposal operations. Privatization of municipal waste operations is often an attractive alternative to funding the changes required by Subtitle D.

     These developments, as well as the fact that there are a limited number of viable exit strategies for many of the owners and principals of numerous privately-held companies in the industry, have contributed to the overall consolidation trend in the solid waste industry.

GROWTH STRATEGY

     The Company's growth strategy is to increase revenue, gain market share and enhance stockholder value through acquisitions and internal growth. For certain risks related to the Company's growth strategy, see "Risk Factors."

- ACQUISITION GROWTH. As a result of the highly fragmented nature of the solid waste industry, the Company has been able to grow significantly through acquisitions. Since 1995, the Company has acquired over 100 solid waste companies with over $1.0 billion in annual revenue. The Company's acquisition growth strategy is to (i) acquire companies positioned for growth in existing and new markets, (ii) acquire well-managed companies and retain local management, (iii) expand its operations in existing markets by completing "tuck-in" acquisitions and (iv) acquire operations and facilities from municipalities that are privatizing. For certain risks involved with the Company's growth strategy, see "Risk Factors."

          Acquire Companies Positioned for Growth. In making acquisitions, the Company principally targets high quality businesses that will allow it to be, or provide it favorable prospects of becoming, a leading provider of integrated solid waste services in markets with favorable demographic growth. The Company generally has acquired, and will continue to seek to acquire, solid waste collection, transfer and disposal companies that (i) have strong operating margins, (ii) are in growth markets, (iii) are among the largest or have a significant presence in their local markets and (iv) have long-term contracts or franchises with municipalities and other customers. The Company is not limited to the foregoing target criteria for acquisitions, and may also acquire additional non-hazardous solid waste operations as opportunities arise. Although the Company continuously reviews possible acquisition candidates and is in discussions from time to time with one or more of such candidates, it currently has not entered into any agreements with respect to any significant acquisitions.

          Acquire Well-Managed Companies. The Company also seeks to acquire businesses that have experienced management teams that are willing to work for the Company. The Company generally retains the local management of the larger acquired companies in order to capitalize on their local market knowledge, community relations and name recognition, and to instill their entrepreneurial drive at all levels of operations. By furnishing the local management of such acquired companies with the Company's financial and marketing resources and technical expertise, such acquired companies are better able to secure additional municipal franchises and other contracts. This enables the Company to grow internally such acquired businesses at faster rates than the industry average.

          Expand Operations Through "Tuck-In" Acquisitions. Once it gains a foothold in a particular market, the Company focuses on acquiring smaller companies that also operate in that market and surrounding markets. Management teams at acquired companies are well positioned to more efficiently identify additional acquisition opportunities in their local markets. The operations of such smaller companies, upon being acquired by the Company, are "tucked-in" to the existing local subsidiary's operations. By acquiring smaller "tuck-in" companies that operate in markets already serviced by the Company, the Company not only is able to grow its revenue and increase its market share, but also is able to integrate operations and consolidate duplicative facilities and functions to maximize cost efficiencies and economies of scale.

          Acquire Privatizing Municipal Operations. The Company also seeks to acquire solid waste collection operations, transfer stations and landfills that are being privatized by municipalities and other governmental authorities. Many municipalities are seeking to outsource or sell these types of solid waste operations, as they lack the capital, technical expertise and/or operational resources necessary to comply with increasingly stringent regulatory standards and/or to compete effectively with private-sector companies.

- INTERNAL GROWTH. The Company's internal growth strategy is to take advantage of the higher than average population growth in the markets in which the Company operates by obtaining long-term exclusive franchise agreements and expanding its well-managed sales and marketing activities.

          Obtain Long-Term Contracts. The Company seeks to obtain long-term exclusive franchise agreements for the collection of solid waste in the high-growth markets in which it operates. By obtaining such long-term agreements, the Company has the opportunity to grow its contracted revenue base at the same rate as the underlying population growth in such markets. For example, the Company has secured exclusive, long-term franchise agreements in high-growth markets such as Orange County, California, Las Vegas, Nevada, Arlington, Texas and many areas of Florida. The Company believes that this positions it to experience internal growth rates that are generally higher than the overall industry's growth rate. In addition, the Company believes that by securing a base of long-term recurring revenue in growth markets, the Company is better able to protect its market position from competition and is less susceptible to downturns in economic conditions.

          Expand Sales and Marketing Activities. The Company's well-managed sales and marketing activities enable it to capitalize on its leading positions in many of the markets in which it operates. The Company currently has over 260 sales and marketing employees in the field, who are incentivized by a commission structure to generate high levels of revenue. For the most part, such employees directly solicit business from existing and prospective commercial, industrial, municipal and residential customers. The Company trains new and existing sales personnel with an emphasis on teaching sales personnel to understand the Company's rate and cost structures.

OPERATING STRATEGY

     The Company seeks to combine revenue growth with an increase in operating margins in order to enhance stockholder value. The Company's operating strategy to accomplish this goal is to (i) utilize the extensive industry knowledge and experience of the Company's executive management, (ii) utilize a decentralized management structure in overseeing day-to-day operations, (iii) internalize the disposal of waste collected by the Company, (iv) improve operating margins through economies of scale, cost efficiencies and asset utilization and (v) achieve high levels of customer satisfaction. For certain risks related to the Company's operating strategy, see "Risk Factors."

- LEAD WITH EXPERIENCED EXECUTIVE MANAGEMENT TEAM. The Company has one of the most experienced, growth-oriented executive management teams in the solid waste industry.

       H. Wayne Huizenga, the Company's Chairman and Chief Executive Officer, after several years of owning and operating private waste hauling companies in Florida, co-founded Waste Management in 1971. He served in various executive capacities with Waste Management for approximately 14 years, including President and Chief Operating Officer, from 1971 to 1984, which had by then become the world's largest integrated solid waste services company. From 1987 to 1994, Mr. Huizenga served as Chairman and Chief Executive Officer of Blockbuster, leading its growth from 19 stores to the world's largest video rental company. In August 1995, he became Chairman and Chief Executive Officer of Parent and in less than three years, Parent's Solid Waste Group acquired businesses with over $1.0 billion in annual revenue.

       Harris W. Hudson, the Company's Vice Chairman, worked closely with Mr. Huizenga, from 1964 until 1982, at Waste Management and at the private waste hauling firms they operated prior to the formation of Waste Management. In 1982, Mr. Hudson retired as Vice President of Waste Management of Florida, Inc., a subsidiary of Waste Management. In 1983, Mr. Hudson founded Hudson Management, a solid waste collection company in Florida, and served as its Chairman and Chief Executive Officer until it merged with Parent in August 1995. By that time, Hudson Management had grown to over $50.0 million in annual revenue, becoming one of Florida's largest privately-held solid waste collection companies based on revenue. Since August 1995, Mr. Hudson has served in various executive officer positions for Parent, including President and Vice Chairman.

       James H. Cosman, the Company's President and Chief Operating Officer, has served as President of Parent's Solid Waste Group since January 1997. Prior to joining Parent, Mr. Cosman was employed by Browning-Ferris for over 24 years. During that time, he served in various management positions, including Regional Vice President -- Northern Region.

       The other senior executives at corporate headquarters with responsibility for operational affairs of the Company have an average of over 15 years of management experience in the solid waste industry.

- UTILIZE DECENTRALIZED MANAGEMENT STRUCTURE. The Company maintains a relatively small corporate headquarters staff, relying on a decentralized management structure to minimize administrative overhead costs and to manage its day-to-day operations more efficiently. The Company's local management has extensive industry experience in growing, operating and managing solid waste companies, and substantial experience in their local geographic markets. The Company's four Regional Vice Presidents have an average of 21 years of experience in the industry, and the Company's 19 Area Presidents have an average of 16 years of experience in the industry. The Regional Vice Presidents and Area Presidents have extensive authority, responsibility and autonomy for operations within their geographic markets. Compensation for management within regions and areas is in large part based on the improvement in operating income produced in each manager's geographic area of responsibility. In addition, through long-term incentive programs, including stock options, the Company believes that it has one of the lowest turnover levels in the industry for its local management teams. As a result of retaining experienced managers with extensive local knowledge, community relations and name recognition, the Company is able to react rapidly to changes in its markets. The Company also seeks to implement the best practices of its various regions and areas throughout its operations to improve operating margins.

- INTERNALIZE WASTE DISPOSAL. The Company seeks to achieve a high rate of waste internalization by controlling waste streams from the point of collection through disposal. Through acquisitions and other market development activities, the Company creates market specific, vertically integrated operations typically consisting of one or more collection companies, transfer stations and landfills. The Company considers acquiring companies which own or operate landfills with significant permitted disposal capacity and appropriate levels of waste volume. The Company also seeks to acquire solid waste collection companies in markets in which its owns or operates landfills. In addition, the Company generates internal growth in its disposal operations by constructing new landfills and expanding its existing landfills from time to time in markets in which it has significant collection operations or in markets that it determines lack sufficient disposal capacity. During the quarter ended March 31, 1998, approximately 41% of the total volume of waste collected by the Company was disposed of at the Company's landfills. Because the Company does not have landfill facilities for all markets in which it provides collection services, the Company believes that through landfill and transfer station acquisitions and development it has the opportunity to increase its waste internalization rate.

- CAPITALIZE ON ECONOMIES OF SCALE AND COST EFFICIENCIES. To improve operating margins, the Company's management is focused on achieving economies of scale and cost efficiencies. The consolidation, or "tuck-in," of smaller acquired businesses into larger existing operations reduces costs by decreasing capital and expenses used in routing, personnel, equipment and vehicle maintenance, inventories and back-office administration. The Company is generally consolidating its administrative centers to reduce its general and administrative costs. In addition, the Company's size allows it to negotiate volume discounts for certain purchases, including waste disposal rates at landfills operated by third parties. The Company has reduced its selling, general and administrative expenses from 16.5% of consolidated revenue in 1995 to 10.4% of consolidated revenue in 1997. Furthermore, the Company has taken steps to increase its utilization of assets. For example, to reduce the number of collection vehicles, drivers are paid incentive wages based upon the number of customers they service on each route. In addition, routes are frequently analyzed and rerouted to ensure that the highest number of customers are efficiently serviced over the fewest possible miles. By using assets more efficiently, operating expenses are lowered significantly.

- ACHIEVE HIGH LEVELS OF CUSTOMER SATISFACTION. The Company complements its operating strategy with a goal of maintaining high levels of customer satisfaction. The Company's personalized sales process of periodically contacting commercial, industrial and municipal customers is intended to maintain relationships and ensure service is being properly provided.

OPERATIONS

     The Company's operations primarily consist of the collection and disposal of non-hazardous solid waste. Collection, landfill disposal, and other services accounted for approximately 73.8%, 12.4% and 13.8% of revenue, respectively, for the year ended December 31, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Collection Services. The Company provides solid waste collection services to commercial, industrial, municipal and residential customers in 24 states through 96 collection companies. In 1997, the Company's revenue from collection services was derived approximately one third from services provided to commercial customers, one third from services provided to industrial customers, and one-third from services provided to municipal and residential customers. The Company's commercial and residential collection operations involve the curbside collection of refuse from small containers into collection vehicles for transport to transfer stations or directly to landfills. Commercial collection services are generally performed under one-year to three-year service agreements, and fees are determined by such considerations as market factors, collection frequency, type of equipment furnished, the type and volume or weight of the waste collected, the distance to the disposal facility and the cost of disposal.

     Residential solid waste collection services are typically performed under contracts with municipalities, which are generally secured by competitive bid and which give the Company exclusive rights to service all or a portion of the homes in their respective jurisdictions. Such contracts or franchises usually range in duration from one to five years, although some of the Company's exclusive franchises are for as long as 20 years. Residential solid waste collection services may also be performed on a subscription basis, in which individual households contract directly with the Company. The fees received for subscription residential collection are based primarily on market factors, frequency and type of service, the distance to the disposal facility and cost of disposal. In general, subscription residential collection fees are paid quarterly in advance by the residential customers receiving the service.

     In its industrial collection operations, the Company supplies its customers with waste containers commonly known as "roll-off" containers. The Company also rents compactors to large waste generators. Waste collection services are provided to individual industrial and construction facilities on a contractual basis with terms generally ranging from a single pickup to a one-year term. The Company also rents waste roll-off containers to construction sites and provides hauling services. The Company collects the roll-off containers or compacted waste and transports them either to a landfill, where the waste is disposed of, or to a transfer station.

     The Company owns or operates 54 transfer stations. Waste is deposited at these stations by the Company and other private haulers for compaction and transfer to trailers for transport to landfills, incinerators, recycling facilities or other disposal sites.

     The Company also currently provides recycling services in certain markets to meet customer demand. These services include the curbside collection of residential recyclable waste and the provision of a variety of recycling services to commercial and industrial customers.

     Disposal Services. The Company owns or operates 42 solid waste landfills with approximately 5,610 permitted acres and total available permitted disposal capacity of approximately 1.1 billion in-place cubic yards as of March 31, 1998. See "-- Properties." The in-place capacity of the Company's landfills is subject to change based on engineering factors, requirements of regulatory authorities and successful site expansions. Certain of the landfills accept non-hazardous special waste, including utility ash, asbestos and contaminated soils.

     Most of the Company's existing landfill sites have the potential for expanded disposal capacity beyond the currently permitted acreage. The Company monitors the availability of permitted disposal capacity at each of its landfills and evaluates whether to pursue expansion at a given landfill based on estimated future waste volumes and prices, remaining capacity and likelihood of obtaining expansion. The Company believes that each of its landfills currently has adequate permitted capacity. The Company is currently seeking to expand permitted capacity at certain of its landfills in connection with favorable design modifications.

     Other Services. The Company has 24 materials recovery facilities or other recycling operations primarily for the sorting of recyclable paper, aluminum, glass and other materials. Most of these recyclable materials are internally collected by the Company's residential collection operations. In certain areas, the Company receives certain types of commercial and industrial solid waste that is sorted at its facilities into recyclable materials and non-recyclable waste. The recyclable materials are salvaged, repackaged and sold to third parties and the non-recyclable waste is disposed of at landfills or incinerators. The Company's strategy, wherever possible, is to reduce its exposure to fluctuations in recyclable commodity prices by utilizing third parties' facilities, thereby minimizing its recycling investment. Long-term contracts for the sale of recycling materials are also used to mitigate the impact of commodity price fluctuations. The Company also has composting operations at which yard waste is composted, packaged and sold as mulch.

SALES AND MARKETING

     The Company seeks to provide quality services that will enable it to maintain high levels of customer satisfaction. The Company derives its business from a broad customer base which the Company believes will enable it to experience stable growth. Marketing efforts focus on continuing and expanding business with existing customers as well as attracting new customers.

     The Company has more than 260 sales and marketing employees. The Company's sales and marketing strategy is to provide high-quality comprehensive solid waste collection, recycling, transfer and disposal services to its customers at competitive prices. The Company targets potential customers of all sizes, from small quantity generators to large "Fortune 500" companies and municipalities.

     All marketing activity by the Company is local in nature. The Company generally does not change the tradenames of the local businesses that it acquires, and therefore it does not operate nationally under any one mark or tradename. Rather, the Company relies on the goodwill associated with the acquired companies' local tradenames as used in each geographic market in which it operates.

CUSTOMERS

     The Company provides collection services to commercial, industrial, municipal and residential customers. No one customer has individually accounted for more than 10% of the consolidated revenue of the Company in any of the last three years.

REGULATION

     The Company's facilities and operations are subject to a variety of federal, state and local requirements which regulate health, safety, the environment, zoning and land use. Operating and other permits are generally required for landfills, certain waste collection vehicles, fuel storage tanks and other facilities owned or operated by the Company, and these permits are subject to revocation, modification and renewal. Federal, state and local regulations vary, but generally govern wastewater or stormwater discharges, air emissions, the treatment, storage, transportation and disposal of hazardous and non-hazardous wastes and the remediation of contami-nation associated with the release of hazardous substances. Such regulations provide governmental authorities with strict powers of enforcement, which include the ability to obtain injunctions and/or impose fines or penalties in the case of violations, including criminal penalties. These regulations are administered by the U.S. Environmental Protection Agency ("EPA") and various other federal, state and local environmental, health and safety agencies and authorities, including the Occupational Safety and Health Administration of the U.S. Department of Labor ("OSHA").

     The Company strives to conduct its operations in compliance with applicable laws and regulations. However, in the existing climate of heightened environmental concerns, the Company, from time to time, has been issued citations or notices from governmental authorities which have resulted in the need to expend funds for remedial work and related activities at various of the Company's landfills and other facilities. The Company has established a reserve which it believes, based on currently available information, will be adequate to cover any potential regulatory costs. However, there can be no assurance that actual costs will not exceed the Company's reserve.

     Federal Regulation. The following summarizes the primary environmental and safety-related federal statutes of the United States affecting the facilities and operations of the Company:

          (1) The Solid Waste Disposal Act ("SWDA") as amended by RCRA. SWDA and its implementing regulations establish a framework for regulating the handling, transportation, treatment, storage and disposal of hazardous and non-hazardous solid wastes, and require states to develop programs to ensure the safe disposal of solid wastes in sanitary landfills.

          Subtitle D of RCRA establishes a framework for regulating the disposal of municipal solid wastes. Regulations under Subtitle D currently include minimum comprehensive solid waste management criteria and guidelines, including location restrictions, facility design and operating criteria, closure and post-closure requirements, financial assurance standards, groundwater monitoring requirements and corrective action standards, many of which have not commonly been in effect or enforced in the past in connection with municipal solid waste landfills. Each state was required to submit a permit program designed to implement Subtitle D regulations to the EPA by April 9, 1993. These state permit programs may include landfill requirements which are more stringent than those of Subtitle D. Some states have not yet fully implemented permit programs pursuant to RCRA and Subtitle D. Once a state has an approved permit program it is required to review all existing landfill permits to ensure compliance with the new regulations.

          All of the Company's planned landfill expansions or new landfill development projects have been engineered to meet or exceed Subtitle D requirements. Operating and design criteria for existing operations have been modified to comply with these new regulations. Compliance with the Subtitle D regulations has resulted in increased costs and may in the future require substantial additional expenditures in addition to other costs normally associated with the Company's waste management activities.

          (2) The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"). CERCLA, among other things, provides for the cleanup of sites from which there is a release or threatened release of a hazardous substance into the environment. CERCLA may impose strict, joint and several liability for the costs of cleanup and for damages to natural resources upon current owners and operators of the site, parties who were owners or operators of the site at the time the hazardous substances were disposed of, parties who transported the hazardous substance to the site and parties who arranged for disposal at the site. Under the authority of CERCLA and its implementing regulations, detailed requirements apply to the manner and degree of investigation and remediation of facilities and sites where hazardous substances have been or are threatened to be released into the environment. CERCLA liability is not dependent upon the existence or disposal of "hazardous wastes" but can also be based upon the existence of small quantities of more than 700 "substances" characterized by the EPA as "hazardous," many of which may be found in common household waste.

          Among other things, CERCLA authorizes the federal government to investigate and remediate sites at which hazardous substances have been or are threatened to be released into the environment, or to order (or offer an opportunity to) persons potentially liable for the cleanup of the hazardous substances to do so. In addition, CERCLA requires the EPA to establish a National Priorities List ("NPL") of sites at which hazardous substances have been or are threatened to be released and which require investigation or cleanup.

          Liability under CERCLA is not dependent upon the intentional disposal of hazardous wastes. It can be founded upon the release or threatened release, even as a result of unintentional, non-negligent or lawful action, of thousands of hazardous substances, including very small quantities of such substances. Thus, even if the Company's landfills have never received hazardous wastes as such, it is possible that one or more hazardous substances may have come to be located or "released" at its landfills or at other properties which the Company may have owned or operated. The Company could thus be liable under CERCLA for the cost of cleaning up such hazardous substances at such sites and for damages to natural resources, even if those substances were deposited at the Company's facilities before the Company acquired or operated them. The costs of a CERCLA cleanup can be very expensive. Given the difficulty of obtaining insurance for environmental impairment liability, such liability could have a material impact on the Company's business and financial condition. For a further discussion, see "-- Liability Insurance and Bonding."

          (3) The Federal Water Pollution Control Act of 1972 (the "Clean Water Act"). The Clean Water Act regulates the discharge of pollutants from a variety of sources, including solid waste disposal sites, into streams, rivers and other waters. Point source runoff from the Company's landfills and transfer stations that is discharged into surface waters must be covered by discharge permits that generally require the Company to conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in those discharges. Storm water discharge regulations under the Clean Water Act require a permit for certain construction activities, which may affect the Company's operations. If a landfill or transfer station discharges wastewater through a sewage system to a publicly-owned treatment works ("POTW"), the facility must comply with discharge limits imposed by the POTW. In addition, states may adopt groundwater protection programs under the Clean Water Act or Safe Drinking Water Act that could affect solid waste landfills. Furthermore, development which alters or affects "wetlands" must generally be permitted prior to such development commencing, and certain mitigation requirements may be required by the permitting agencies.

          (4) The Clean Air Act. The Clean Air Act imposes limitations on emissions from various sources, including landfills. On March 12, 1996, the EPA enacted rules that require large municipal solid waste landfills to install landfill gas monitoring systems. These EPA regulations apply to landfills that have been operating since November 8, 1987, and that can accommodate 2.5 million cubic meters or more of municipal solid waste. The regulations apply whether the landfill is active or closed. The date by which each affected landfill must have the required gas collection and control system is dependent upon the adoption of state regulations and the date the EPA approves the state program. Many state regulatory agencies currently require monitoring systems for the collection and control of landfill gas. Compliance with the new EPA regulations is not expected to have a material effect on the Company.

          (5) The Occupational Safety and Health Act of 1970 (the "OSH
     Act"). The OSH Act authorizes OSHA to promulgate occupational safety and health standards. Various of these standards, including standards for notices of hazardous chemicals and the handling of asbestos, apply to the Company's facilities and operations.

     State Regulation. Each state in which the Company operates has its own laws and regulations governing solid waste disposal, water and air pollution and, in most cases, releases and cleanup of hazardous substances and liability for such matters. States also have adopted regulations governing the design, operation, maintenance and closure of landfills and transfer stations. The Company's facilities and operations are likely to be subject to these types of requirements. In addition, the Company's solid waste collection and landfill operations may be affected by the trend in many states toward requiring the development of waste reduction and recycling programs. For example, several states have enacted laws that require counties or municipalities to adopt comprehensive plans to reduce, through waste planning, composting, recycling or other programs, the volume of solid waste deposited in landfills. Additionally, laws and regulations restricting the disposal of certain wastes, including yard waste, newspapers, beverage containers, unshredded tires, lead-acid batteries and household appliances, in solid waste landfills have been promulgated in several states and are being considered in others. Legislative and regulatory measures to mandate or encourage waste reduction at the source and waste recycling also are under consideration by Congress and the EPA.

     In order to construct, expand and operate a landfill, one or more construction or operating permits, as well as zoning approvals, must be obtained. These are difficult and time-consuming to obtain, are often opposed by neighboring landowners and citizens' groups, may be subject to periodic renewal and are subject to modification and revocation by the issuing agency. In connection with the Company's acquisition of existing landfills, it may be necessary to expend considerable time, effort and money to bring the acquired facilities into compliance with applicable requirements and to obtain the permits and approvals necessary to increase their capacity.

     Many of the Company's facilities own and operate underground storage tanks ("USTs") which are generally used to store petroleum-based products. USTs are generally subject to federal, state and local laws and regulations that mandate periodic testing, upgrading, closure and removal of USTs and that, in the event of leaks from USTs, require that polluted groundwater and soils be remediated. The Company has a number of USTs which, under federal regulations, will have to be upgraded, removed or closed in place by December 22, 1998. The exact nature and extent of associated costs cannot be assessed until the Company has conducted soil or groundwater testing in connection with the upgrading, removal and/or closure of the USTs. If USTs owned or operated by the Company leak, and such leakage migrates onto the property of others, the Company could be liable for response costs and other damages to third parties. Compliance with regulations related to USTs is not expected to have a material adverse effect on the Company.

     Finally, with regard to its solid waste transportation operations, the Company is subject to the jurisdiction of the Interstate Commerce Commission and is regulated by the Federal Highway Administration, Office of Motor Carriers and by regulatory agencies in each state. Various states have enacted, or are considering enacting, laws and regulations that would restrict the interstate transportation and processing of solid waste. In 1978, the United States Supreme Court held similar laws and regulations unconstitutional; however, states have attempted to distinguish proposed laws and regulations from the laws and regulations involved in that ruling. In May 1994, the Supreme Court ruled that state and local flow control laws and ordinances (which attempt to restrict waste from leaving its place of generation) were an impermissible burden on interstate commerce, and therefore, were unconstitutional. In response to these Supreme Court rulings, Congress has considered passing legislation authorizing states and local governments to restrict the free movement of solid waste in interstate commerce. If federal legislation authorizing state and local governments to restrict the free movement of solid waste in interstate commerce is enacted, such legislation could adversely affect the Company's operations.

     The Company has a reserve for environmental and landfill costs, which includes landfill site closure and post-closure costs. The Company periodically reassesses such costs based on various methods and assumptions regarding landfill airspace and the technical requirements of Subtitle D of RCRA and adjusts its accruals accordingly. Based on current information and regulatory requirements, the Company believes that its reserve for such environmental expenditures is adequate. However, environmental laws may change, and there can be no assurance that the Company's reserves will be adequate to cover requirements under existing or new environmental regulations, future changes or interpretations of existing regulations or the identification of adverse environmental conditions previously unknown to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of
Operation -- Environmental and Landfill Matters" and "Risk
Factors -- Environmental Regulation."

COMPETITION

     The Company operates in a highly competitive industry, which is changing as a result of rapid consolidation. Entry into the Company's business and the ability to operate profitably in such industry requires substantial amounts of capital and managerial experience.

     Competition in the non-hazardous solid waste industry comes from a number of large, national publicly-owned companies, including Waste Management, Browning-Ferris, USA Waste Services, Inc. and Allied Waste Industries, Inc., numerous regional publicly- and privately-owned solid waste companies, and from thousands of small privately-owned companies, in their respective markets. Some of the Company's publicly-owned competitors also are engaging in aggressive acquisition strategies. Certain of the Company's competitors have significantly larger operations, and may have significantly greater financial resources, than the Company. In addition to national and regional firms and numerous local companies, the Company competes with those municipalities that maintain waste collection or disposal operations. These municipalities may have financial advantages due to the availability of tax revenues and tax-exempt financing.

     The Company competes for collection accounts primarily on the basis of price and the quality of its services. From time to time, competitors may reduce the price of their services in an effort to expand market share or to win a competitively bid municipal contract.

     In each market in which it owns or operates a landfill, the Company competes for landfill business on the basis of tipping fees, geographical location and quality of operations. The Company's ability to obtain landfill business may be limited by the fact that some major collection companies also own or operate landfills to which they send their waste. There also has been an increasing trend at the state and local levels to mandate waste reduction at the source and to prohibit the disposal of certain types of wastes, such as yard wastes, at landfills. This may result in the volume of waste going to landfills being reduced in certain areas, which may affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. In addition, most of the states in which the Company operates landfills have adopted plans or requirements that set goals for specified percentages of certain solid waste items to be recycled.

LIABILITY INSURANCE AND BONDING

     The nature of the Company's business exposes it to the risk of liabilities arising out of its operations, including possible damages to the environment. Such potential liabilities could involve, for example, claims for remediation costs, personal injury, property damage, and damage to the environment in cases where the Company may be held responsible for the escape of harmful materials; claims of employees, customers or third parties for personal injury or property damage occurring in the course of the Company's operations; or claims alleging negligence or professional errors and omissions in the planning or performance of work. The Company could also be subject to fines and civil and criminal penalties in connection with alleged violations of regulatory requirements. Because of the nature and scope of the possible environmental damages, liabilities imposed in environmental litigation can be significant. The majority of the Company's solid waste operations have third party environmental liability insurance with limits in excess of those required by permit regulations, subject to certain limitations and exclusions. However, there is no assurance that the limits of such environmental liability insurance would be adequate in the event of a major loss, nor is there assurance that the Company would continue to carry environmental liability insurance should market conditions in the insurance industry make such coverage costs prohibitive.

     The Company participates in Parent's combined risk management programs for general liability, vehicle liability, workers compensation and employer's liability claims, as well as umbrella liability policies to provide excess coverage over the underlying limits contained in these primary policies. The Company also carries property insurance. Although the Company strives to operate safely and prudently and has, subject to certain limitations and exclusions, substantial liability insurance, no assurance can be given that the Company will not be exposed to uninsured liabilities which could have a material adverse effect on its financial condition.

     In the normal course of business, the Company may be required to post a performance bond or a bank letter of credit in connection with municipal residential collection contracts, the operation, closure or post-closure of landfills, certain remediation contracts, certain environmental permits, and certain business licenses and permits. Bonds issued by surety companies operate as a financial guarantee of the Company's performance. To date, the Company has satisfied financial responsibility requirements by making cash deposits, obtaining bank letters of credit or by obtaining surety bonds.

LEGAL PROCEEDINGS

     The Company generally is and will continue to be involved in various administrative and legal proceedings in the ordinary course of business. No assurance can be given with respect to the outcome of these proceedings or the effect such outcomes may have on the Company, or that the Company's insurance coverages or reserves with respect thereto are adequate. Citizen's groups have become increasingly active in challenging the grant or renewal of permits and licenses for landfills and other waste facilities, and responding to such challenges has further increased the costs and extended the time associated with establishing new facilities or expanding existing facilities. A significant judgment against the Company, the loss of significant permits or licenses, or the imposition of a significant fine could have a material adverse effect on the Company's financial condition, results of operations and prospects.

     Except for routine litigation incidental to the business of the Company, there are no pending material legal proceedings to which the Company is a party or to which any of its property is subject. The Company believes that the outcome of the proceedings to which it is currently a party will not have a material adverse effect upon its financial condition, results of operations or prospects. However, unfavorable resolution of any such proceedings could affect the consolidated results of operations, or cash flows for the quarterly period in which they are resolved.

EMPLOYEES

     As of April 1998, the Company employed approximately 9,400 full-time employees, approximately 2,100 of whom were covered by collective bargaining agreements. The management of the Company believes that it has good relations with its employees.

PROPERTIES

     The Company's corporate headquarters are located in Ft. Lauderdale, Florida in premises leased from Parent. See "Certain Transactions." As of April 1998, the Company owned approximately 4,700 collection vehicles. Certain of the property and equipment of the Company are subject to liens securing payment of portions of the Company's indebtedness. The Company also leases certain of its offices and equipment. The Company believes that all of its facilities are sufficient for its current needs.

     The following table provides certain information regarding the landfills owned or operated by the Company as of March 31, 1998:

                                                                                               UNUSED
                                                                         TOTAL    PERMITTED   PERMITTED
              LANDFILL NAME                        LOCATION             ACREAGE    ACREAGE     ACREAGE
              -------------                        --------             -------   ---------   ---------
  Anderson.............................  Anderson, California            1,200        150         103
  Apex.................................  Clark County, Nevada            2,340      1,233       1,153
  Broadhurst Landfill(1)...............  Jesup, Georgia                    900         90          73
  C&T Regional.........................  Linn, Texas                       194         94          40
  Capital Waste & Recycling
    Disposal...........................  Rotterdam, New York                33          5          --
  Charter Waste........................  Abilene, Texas                    396        300         266
  Cleveland Container..................  Shelby, North Carolina            183         34          --
  CWI Florida (f/k/a Schofield)........  Winter Haven, Florida              80         60          12
  Dozit Landfill.......................  Morganfield, Kentucky             232         47          33
  East Carolina Landfill...............  Aulander, North Carolina          729        108          71
  Epperson Landfill....................  Williamstown, Kentucky            704        100          58
  Forest Lawn..........................  Three Oaks, Michigan              387        126          51
  Green Valley Landfill................  Ashland, Kentucky                 263         37          12
  Holland Excavating...................  DeLand, Florida                    60         24          15
  Laughlin(1)..........................  Laughlin, Nevada                   80         40           6
  Los Mangos(2)........................  Alajuela, Costa Rica               41         24           8
  National Serv-All....................  Fort Wayne, Indiana               519        204          35
  Nine Mile Road.......................  St. Augustine, Florida            154         19          --
  Northeast Sanitary...................  Eastover, South Carolina           73         42          15
  Northwest Tennessee..................  Union City, Tennessee             600        120          99
  Oak Grove............................  Winder, Georgia                   202         60          39
  Ohio County Balefill(1)..............  Beaver Dam, Kentucky              908        179         143
  Pepperhill...........................  North Charleston, South            37         22          17
                                         Carolina
  Pine Ridge...........................  Griffin, Georgia                  850        101          91
  Pinellas(1)..........................  St. Petersburg, Florida           750        478         200
  Presidio(1)..........................  Presidio, Texas                    10         10           6
  Republic/Alpine(1)...................  Alpine, Texas                      96         85          63
  Republic/CSC.........................  Avalon, Texas                     289        254         183
  Republic/Imperial....................  Imperial, California              230         73          37
  Republic/Maloy.......................  Campbell, Texas                   389        270         205
  Safety Lights........................  Memphis, Tennessee                 49         21          11
  San Angelo(1)........................  San Angelo, Texas                 283        283         155
  Southern Illinois Regional...........  DeSoto, Illinois                  219        113          35
  Springfield Environmental............  Mt. Vernon, Indiana                54         25          14
  Swiftcreek Landfill..................  Macon, Georgia                    792         73          41
  Tay-Ban..............................  Birch Run, Michigan               138         43          10
  Tri-K Landfill.......................  Stanford, Kentucky                572         64          49
  United Refuse........................  Fort Wayne, Indiana               305         84          22
  Upper Piedmont Environmental.........  Roxboro, North Carolina           614         70          62
  Uwharrie Landfill(1).................  Mt. Gilead, North Carolina        905        119          75
  Victory Environmental................  Terre Haute, Indiana              461        260         138
  Wabash Valley........................  Wabash, Indiana                   262         66          18
                                                                        ------      -----       -----
  Total................................                                 17,583      5,610       3,664
                                                                        ======      =====       =====

---------------

(1) Operated but not owned by the Company.
(2) The Company is currently in the process of selling this landfill to divest itself of all foreign operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

NAME                                   AGE                      POSITION
----                                   ---                      --------
                                             Chairman of the Board and Chief Executive
H. Wayne Huizenga....................  60    Officer
Harris W. Hudson.....................  55    Vice Chairman and Director
James H. Cosman......................  55    President and Chief Operating Officer
Michael S. Karsner...................  39    Chief Financial Officer

     H. WAYNE HUIZENGA was named Chairman of the Board and Chief Executive Officer of the Company effective May 1998. Mr. Huizenga has served as the Chairman of the Board of Parent since August 1995 and as Co-Chief Executive Officer of Parent since October 1996. From August 1995 until October 1996, Mr. Huizenga served as Chief Executive Officer of Parent. Since September 1996, Mr. Huizenga has served as the Chairman of the Board of Florida Panthers Holdings, Inc. ("Panthers Holdings"), a sports, entertainment and leisure company that owns and operates the Florida Panthers professional sports franchise and certain luxury resort hotels and other facilities. Since January 1995, Mr. Huizenga also has served as the Chairman of the Board of Extended Stay America, Inc., an operator of extended stay lodging facilities. From September 1994 until October 1995, Mr. Huizenga served as the Vice Chairman of Viacom Inc. ("Viacom"), a diversified entertainment and communications company. During such period, Mr. Huizenga also served as the Chairman of the Board of Blockbuster Entertainment Group, a division of Viacom. From April 1987 through September 1994, Mr. Huizenga served as the Chairman of the Board and Chief Executive Officer of Blockbuster, during which time he helped build Blockbuster from a 19-store chain into the world's largest video rental company. In September 1994, Blockbuster merged into Viacom. In 1971, Mr. Huizenga co-founded Waste Management, which he helped build into the world's largest integrated solid waste services company, and he served in various capacities, including President, Chief Operating Officer and a director from its inception until 1984. Mr. Huizenga also owns or controls the Miami Dolphins and Florida Marlins professional sports franchises, as well as Pro Player Stadium, in South Florida.

     HARRIS W. HUDSON was named Vice Chairman and a director of the Company effective May 1998. Mr. Hudson has served as a director of Parent since August 1995 and as Vice Chairman of the Parent and Chairman of Parent's Solid Waste Group since October 1996. From August 1995 until October 1996, Mr. Hudson served as President of Parent. From May 1995 until August 1995, Mr. Hudson had served as a consultant to Parent. From 1983 until August 1995, Mr. Hudson served as Chairman of the Board, Chief Executive Officer and President of Hudson Management Corporation, a solid waste collection company that he founded, which was acquired by the Parent in August 1995. From 1964 to 1982, Mr. Hudson served as Vice President of Waste Management of Florida, Inc., a subsidiary of Waste Management and its predecessor. Mr. Hudson also serves as a director of Panthers Holdings and is a limited partner of the Florida Marlins.

     JAMES H. COSMAN was named President and Chief Operating Officer of the Company effective May 1998. Mr. Cosman has served as President and Chief Operating Officer of Parent's Solid Waste Group since January 1997. From 1972 until December 1996, Mr. Cosman served in various positions with Browning Ferris, including Regional Vice President -- Northern Region from 1993 to 1996, Regional Vice President -- Mid America Region from 1989 to 1993, Regional Vice President -South Central Region from 1979 to 1988 and District Manager from 1975 to 1979.

     MICHAEL S. KARSNER was named Chief Financial Officer of the Company effective May 1998. Mr. Karsner has served as Senior Vice President and Chief Financial Officer of Parent since October 1996. From May 1996 until September 1996, Mr. Karsner served as Senior Vice President and Chief Financial Officer of Dole Food Company, Inc. ("Dole"), a multinational packaged food company, from February 1995 until May 1996 he served as Vice President, Chief Financial Officer and Treasurer of Dole, and from January 1994 until February 1995 he served as Vice President and Treasurer of Dole. From January 1990 through

December 1993, Mr. Karsner served as Vice President and Treasurer of the Black & Decker Corporation, a multinational consumer products company.

     There is no family relationship between any of the executive officers and directors of the Company, except that Mr. Huizenga is Mr. Hudson's brother-in-law. The executive officers of the Company are selected by the Board to serve until their successors are elected and qualified.

     Prior to the Distribution, the Board expects to identify a number of additional candidates, some of whom may not be affiliated with the Company or Parent, for election as directors and/or executive officers by the Board.

     The Board will develop the Company's business strategy, establish the overall policies and standards for the Company and review the performance of management in executing the business strategy and implementing the Company's policies and standards. The directors will be kept informed of the Company's operations at meetings of the Board and committees of the Board, through reports and analyses presented to the Board, and by discussions with management. Significant communications between the directors and management also are expected to occur apart from meetings of the Board and committees of the Board.

COMMITTEES OF THE BOARD

     The Board has established three committees: the Executive Committee, the Audit Committee, and the Compensation Committee.

     The Executive Committee has full authority to exercise all the powers of the Board between meetings of the Board, except as reserved by the Board. The Executive Committee does not have the power to elect or remove executive officers, approve a merger of the Company, recommend a sale of substantially all of the Company's assets, recommend a dissolution of the Company, amend the Certificate or Bylaws, declare dividends on the Company's outstanding securities, or, except as authorized by the Board, issue any Common Stock or preferred stock. The Board has given the Executive Committee the authority to approve acquisitions, borrowings, guarantees and other transactions individually not involving more than $100 million in cash, securities (including Common Stock to be issued by the Company) or other consideration. Effective upon the Offerings Closing Date, Messrs. Huizenga and Hudson will be appointed as the members of the Executive Committee.

     The Audit Committee has the power to oversee the retention, performance and compensation of the independent public accountants for the Company, and the establishment and oversight of such systems of internal accounting and auditing control as it deems appropriate. The Company intends to appoint at least two independent directors as members of the Audit Committee.

     The Compensation Committee reviews and approves the compensation of executive officers of the Company, including payment of salaries, bonuses and incentive compensation, determines the Company's compensation philosophy and programs, and administers the Company's stock option plans. The Company intends to appoint at least two independent directors as members of the Compensation Committee.

EXECUTIVE COMPENSATION

  Summary Compensation Information

     Immediately following the Offerings Closing Date, the base salaries and bonuses of the Named Officers (as defined below) will be at levels determined by Parent. Subsequent to the Distribution, the base salaries and bonuses of all executive officers of the Company will be determined by the Compensation Committee of the Company. It is anticipated that the base salaries paid by the Company to all executive officers compensated by the Company rather than Parent will initially be comparable to present base salaries being paid by Parent, subject to such adjustments as may be determined in the normal course of business.

     The following tables set forth certain compensation information with respect to the Company's Chief Executive Officer and the three other most highly compensated executive officers of the Company based upon amounts paid or accrued by Parent for services rendered to Parent and its subsidiaries in all capacities with

Parent during the year ended December 31, 1997 (collectively, the "Named Officers"). The Company had no other executive officers whose salary and bonus exceeded $100,000 in 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                                                         COMPENSATION
                                                                                            AWARDS
                                                          ANNUAL COMPENSATION            ------------
                                                 -------------------------------------    SECURITIES
                                                                        OTHER ANNUAL      UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION WITH PARENT   YEAR    SALARY     BONUS     COMPENSATION(1)    OPTIONS(2)    COMPENSATION
---------------------------------------   ----   --------   --------   ---------------   ------------   ------------
H. Wayne Huizenga.......................  1997         --         --          --          1,524,017             --
  (Chairman and Co-Chief                  1996         --         --          --            465,117             --
  Executive Officer)(3)                   1995         --         --          --          3,000,000             --
Harris W. Hudson........................  1997   $395,769   $100,000          --            324,672             --
  (Vice Chairman)(4)                      1996   $286,501         --          --            186,047             --
                                          1995   $115,804         --          --            802,020             --
Michael S. Karsner......................  1997   $337,820   $ 81,250          --             10,000       $234,507(6)
  (Senior Vice President                  1996   $104,167   $ 50,000          --            250,000             --
  and Chief Financial Officer)(5)         1995         --         --          --                 --             --
James H. Cosman.........................  1997   $300,000   $ 75,000          --            163,333       $ 33,775(8)
  (President and Chief Operating          1996         --         --          --                 --
  Officer Solid Waste Group)(7)           1995         --         --          --                 --

---------------

 (1) The aggregate total value of perquisites and other personal benefits, securities or property did not equal $50,000 or ten percent of the annual salary and bonus for any Named Officer during either 1995, 1996 or 1997.
 (2) All options relate to shares of Parent Common Stock.
 (3) Mr. Huizenga's employment with Parent began in August 1995. He is not paid any cash salary or bonus.
 (4) Mr. Hudson's employment with Parent began in August 1995.
 (5) Mr. Karsner's employment with Parent began in October 1996.
 (6) Includes $136,803 of relocation expenses for Mr. Karsner and $97,704 reimbursed by Parent for the payment of taxes by Mr. Karsner incurred thereon.
 (7) Mr. Cosman's employment with Parent began in January 1997.
 (8) Consists of certain relocation expenses for Mr. Cosman.

                 OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1997

                                         INDIVIDUAL GRANTS
                        ---------------------------------------------------            POTENTIAL REALIZABLE
                                        PERCENT                                          VALUE AT ASSUMED
                        NUMBER OF       OF TOTAL                                      ANNUAL RATES OF STOCK
                        SECURITIES      OPTIONS                                         PRICE APPRECIATION
                        UNDERLYING     GRANTED TO                                        FOR OPTION TERM
                         OPTIONS      EMPLOYEES IN    EXERCISE   EXPIRATION   --------------------------------------
NAME                    GRANTED(1)   FISCAL YEAR(2)    PRICE      DATE(3)         0%           5%            10%
----                    ----------   --------------   --------   ----------   ----------   -----------   -----------
H. Wayne Huizenga.....  1,524,017          9.3%       $28.625      1/3/07     $2,000,272   $27,435,520   $69,526,994
Harris W. Hudson......    324,672          2.0%        28.625      1/3/07        426,132     5,844,781    14,811,822
Michael S. Karsner....     10,000            *         28.625      1/3/07         13,125       180,021       456,209
James H. Cosman.......    163,333          1.0%         30.00      1/2/07             --     3,081,577     7,809,322

---------------

 *  Less than 1%
(1) All options relate to shares of Parent Common Stock.
(2) Calculated as a percent of total options of Parent Common Stock granted to all Parent employees.
(3) Mr. Huizenga's option grant is immediately exercisable in full; the option grants for the other Named Officers vest over a four-year period at the rate of 25% per year commencing on the first anniversary of the date of grant.

                             YEAR-END OPTION VALUES

                                                        NUMBER OF SECURITIES
                                                       UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                             OPTIONS AT               IN-THE-MONEY OPTIONS
                                                        DECEMBER 31, 1997(1)          DECEMBER 31, 1997(1)
                                                     ---------------------------   ---------------------------
NAME                                                 EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                                 -----------   -------------   -----------   -------------
H. Wayne Huizenga..................................   4,989,134            --      $38,405,528            --
Harris W. Hudson...................................     297,522       815,217        7,354,617    $5,885,820
Michael S. Karsner.................................      62,500       197,500               --            --
James H. Cosman....................................          --       163,333               --            --

---------------

(1) All options relate to shares of Parent Common Stock.

COMPENSATION OF DIRECTORS

     The Company currently intends to grant options to purchase shares of Class A Common Stock to all non-employee directors of the Company under the 1998 Stock Option Plan. See "-- Stock Option Plan." Other than as will be provided in such Plan and the reimbursement of reasonable expenses incurred with attending Board and Committee meetings, the Company has not yet adopted specific policies on directors' compensation and benefits following the Offerings Closing Date.

SEVERANCE AGREEMENT

     Mr. Cosman entered into a severance agreement with Parent when he was hired by Parent. Pursuant to such severance agreement, if Mr. Cosman's employment with Parent is terminated without cause during the first 36 months of his employment, then Mr. Cosman is entitled to continue to receive severance pay equal to $300,000 per annum for a period equal to the greater of the balance of such 36-month period or 12 months. Such 36-month period expires on December 31, 1999. The Company will assume Parent's severance obligations under Mr. Cosman's agreement prior to the Offerings Closing Date. Mr. Cosman will not be entitled to any severance payments as a result of the Separation and Distribution.

STOCK OPTION PLAN

     The Company currently intends to adopt a 1998 Stock Option Plan ("Stock Option Plan") prior to the Offerings Closing Date, to provide for the grant of options to purchase shares of Class A Common Stock to employees, non-employee directors and independent contractors of the Company who are eligible to participate in the Stock Option Plan. The Company intends to reserve shares of Class A Common Stock for issuance pursuant to options granted under the Stock Option Plan. The Company has agreed that prior to the Distribution Date it will not award options that, if exercised, would cause Parent's ownership of the Common Stock to fall below the Required Distribution Percentage. See "Certain Transactions -- Separation and Distribution Agreement."

401(K) PLAN

     The Company currently intends to adopt a 401(k) Savings and Retirement Plan that is intended to qualify for preferential tax treatment under section 401(a) of the Code ("401(k) Plan"). Although the Company has not yet adopted the specific terms of the 401(k) Plan, the Company intends that most of the employees of the Company will be eligible to participate in the 401(k) Plan upon adoption.

OWNERSHIP OF PARENT COMMON STOCK BY THE COMPANY'S DIRECTORS AND EXECUTIVE
OFFICERS

     No present or future officer or director currently owns any shares of Common Stock, all of which are currently owned by Parent. Upon consummation of the Distribution, such directors and officers will receive shares of Class B Common Stock in respect of shares of Parent Common Stock held by them on the record date for the Distribution. The following table sets forth the number of shares of Parent Common Stock beneficially owned on April 17, 1998 by each of the Company's directors and director nominees, the Named Officers and all directors and executive officers of the Company as a group. Except as otherwise noted, the individual director, director nominee or executive officer or their family members had sole voting and investment power with respect to such securities. Percentages of shares beneficially owned are based upon 453,247,305 shares of Parent Common Stock outstanding at April 17, 1998, plus for each person named below any shares of Parent Common Stock that may be acquired by such person within 60 days of such date upon exercise of outstanding stock options or warrants.

                                                              SHARES BENEFICIALLY
                                                                     OWNED
                                                              --------------------
NAME                                                            NUMBER     PERCENT
----                                                          ----------   -------
H. Wayne Huizenga(1)........................................  31,801,912     6.8
Harris W. Hudson(2).........................................  19,421,981     4.1
Michael S. Karsner(3).......................................      65,000       *
James H. Cosman(4)..........................................      48,834       *
All directors and executive officers as a group (4
  persons)(5)...............................................  51,337,727    10.9

---------------

 *  Less than 1 percent
(1) The aggregate amount of Parent Common Stock beneficially owned by Mr. Huizenga consists of (a) 17,019,219 shares beneficially owned by Huizenga Investment Limited Partnership, a Nevada limited partnership controlled by Mr. Huizenga, (b) 1,043,559 shares owned indirectly by his wife, (c) presently exercisable warrants owned by Huizenga Investment Limited Partnership to purchase 8,000,000 shares, and (d) vested options to purchase 5,739,134 shares. Mr. Huizenga disclaims beneficial ownership of the shares owned by his wife.
(2) The aggregate amount of Parent Common Stock beneficially owned by Mr. Hudson consists of (a) 17,296,779 shares beneficially owned by Harris W. Hudson Limited Partnership, a Nevada limited partnership controlled by Mr. Hudson,
     (b) presently exercisable warrants owned by Harris W. Hudson Limited Partnership to purchase 1,200,000 shares and (c) options exercisable within 60 days to purchase 925,202 shares.
(3) The aggregate amount of Parent Common Stock beneficially owned by Mr. Karsner consists of options exercisable within 60 days to purchase 65,000 shares.
(4) The aggregate amount of Parent Common Stock beneficially owned by Mr. Cosman consists of (i) 8,000 shares owned by Mr. Cosman and his wife as joint tenants, and (ii) options exercisable within 60 days to purchase 40,834 shares.
(5) The aggregate amount of Parent Common Stock beneficially owned by all directors and executive officers of the Company as a group consists of (a) 35,367,557 shares, (b) presently exercisable warrants to purchase 9,200,000 shares and (c) options which are exercisable within 60 days to purchase 6,770,170 shares.

                              CERTAIN TRANSACTIONS

     The following includes brief summaries of the Separation and Distribution Agreement, the Services Agreement, the Tax Indemnification and Allocation Agreement, the Employee Benefits Agreement and the Lease between the Company and Parent. The summaries of such agreements are qualified in their entirety by such agreements, copies of which will be filed as exhibits to the Registration Statement of which this Prospectus is a part.

HISTORICAL INTERCOMPANY RELATIONSHIPS

     Prior to the Offerings Closing Date, the Company has been a wholly owned subsidiary of Parent. As a wholly owned subsidiary, the Company has received various services provided by Parent, including accounting, auditing, cash management, corporate communications, corporate development, financial and treasury, human resources and benefit plan administration, insurance and risk management, legal, purchasing and tax services. Parent has also provided the Company with the services of a number of its executives and employees. In consideration for these services, Parent has historically allocated a portion of its overhead costs related to such services to the Company. Management of the Company believes that the amounts allocated to the Company have been no less favorable to the Company than the expenses the Company would have incurred to obtain such services on its own or from unaffiliated third parties.

     From time to time, Parent has guaranteed certain obligations of the Company. These guarantees will remain in place following the Offerings Closing Date and may be called upon should there be a default with respect to such obligations. In that event, the Company will be obligated to reimburse Parent for all liabilities and costs incurred by Parent with respect to such obligations. Within six months following the Distribution, the Company will be required to cause all such guarantees by Parent to be released by the creditors and other parties holding such guarantees.

DIVIDEND

     In April 1998, the Company declared a dividend to Parent in the amount of $2.0 billion and paid the dividend to Parent by the issuance of the Company Notes payable to Parent. Prior to the Offerings Closing Date, the Company will issue shares of Class A Common Stock to (i) repay in full the Affiliate Payable,
(ii) repay in full the Resources Notes and (iii) prepay a portion of the Company Notes equal to the outstanding amount of the Company Notes less the net proceeds of the Offerings. On the Offerings Closing Date, the Company intends to use all of the net proceeds of the Offerings to prepay all remaining amounts outstanding of the Company Notes payable to Parent. See "Separation From Parent--Background of the Separation and Distribution."

SEPARATION AND DISTRIBUTION AGREEMENT

     Parent has announced that, subject to satisfaction of certain conditions, Parent intends to distribute to its stockholders in 1999 all of the Common Stock of the Company owned by Parent at that time. The Separation and Distribution Agreement to be entered into between the Company and Parent will set forth certain agreements among the Company and Parent, with respect to the principal corporate transactions required to effect the Separation, the Offerings and the Distribution, and certain other agreements governing the relationship among the parties thereafter.

     The Separation. The Separation and Distribution Agreement provides that, prior to the Offerings Closing Date, all of the common stock of Resources will be distributed by the Company to Parent. Resources is a subsidiary of the Company and substantially all of its assets and liabilities relate to Parent's automotive retail businesses, and do not relate to the Company's solid waste services businesses. The Company's financial statements exclude the accounts of Resources. In addition, prior to the Offerings, certain subsidiaries engaged in the solid waste services business and wholly owned, directly and indirectly, by the Company will be reorganized internally within the Company's consolidated group of subsidiaries.

     The Offerings. The Separation and Distribution Agreement provides that the Company shall consummate the Offerings. On the Offerings Closing Date, Parent
will own approximately      % of the outstanding shares of Common Stock (  % if
the Underwriters exercise their over-allotment options in full), which will
represent approximately      % of the combined voting power of all the
outstanding shares of Class A Common Stock and Class B Common Stock (     % if
the Underwriters exercise their over-allotment options in full).

     The Distribution. The Separation and Distribution Agreement provides that, subject to the terms and conditions thereof, Parent and the Company will take all reasonable steps necessary and appropriate to cause all conditions to the Distribution to be satisfied and to effect the Distribution. The Parent Board will have the sole discretion to determine the Distribution Date at any time commencing after the Offerings Closing Date and ending on or prior to such date as is three months following the receipt of the Letter Ruling. Parent has agreed to consummate the Distribution no later than December 31, 1999, subject to the satisfaction or waiver by the Parent Board, in its sole discretion, of the following conditions:

     (i) the Letter Ruling shall have been obtained, and shall continue in effect, to the effect that, among other things, the Distribution will qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Code and the Distribution by Parent of Common Stock to stockholders of Parent will not result in recognition of any income, gain or loss for federal income tax purposes to Parent or Parent's stockholders, and such ruling shall be in form and substance satisfactory to Parent, in its sole discretion;

     (ii) any material governmental approvals and third party consents necessary to consummate the Distribution shall have been obtained and be in full force and effect;

     (iii) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Distribution shall be in effect, and no other event outside the control of Parent shall have occurred or failed to occur that prevents the consummation of the Distribution; and

     (iv) no other events or developments shall have occurred subsequent to the Offerings Closing Date that, in the sole judgment of the Parent Board, would result in the Distribution having a material adverse effect on Parent or on the stockholders of Parent.

     The Company and Parent have agreed that, after the Offerings Closing Date, none of the parties will take, or permit any of its affiliates to take, any action which reasonably could be expected to prevent the Distribution from qualifying as a tax-free distribution to Parent and Parent's stockholders pursuant to Section 355 of the Code. The parties have also agreed to take any reasonable actions necessary in order for the Distribution to qualify as a tax-free distribution to Parent and Parent's stockholders pursuant to Section 355 of the Code. Without limiting the foregoing, after the Offerings Closing Date and prior to the Distribution Date, the Company will not issue or grant, directly or indirectly, any shares of its capital stock or any rights, warrants, options or other securities to purchase or acquire (whether upon conversion, exchange or otherwise) any shares of its capital stock (whether or not then exercisable, convertible or exchangeable), without the prior consent of Parent if such issuance or grant would reduce Parent's ownership of the Company's capital stock below the Required Distribution Percentage.

     Registration Rights. The Separation and Distribution Agreement will provide that Parent will have the right in certain circumstances to require the Company to use its best efforts to register for resale shares of Common Stock held by Parent under the Securities Act of 1933, as amended ("1933 Act"), subject to certain conditions, limitations and exceptions. The Company also will agree with Parent that if the Company files a registration statement for the sale of securities under the 1933 Act, then Parent may, subject to certain conditions, limitations and exceptions, include in such registration statement shares of Common Stock held by Parent.

     Releases and Indemnification. The Separation and Distribution Agreement provides for a full and complete release and discharge as of the Offerings Closing Date of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Offerings Closing Date, between the Company and Parent

(including any contractual agreements or arrangements existing or alleged to exist between them on or before the Offerings Closing Date), except as expressly set forth in the Separation and Distribution Agreement.

     Except as provided in the Separation and Distribution Agreement, the Company has agreed to indemnify, defend and hold harmless Parent and each of Parent's directors, officers and employees from and against all liabilities relating to, arising out of or resulting from (i) the failure of the Company or any other Person to pay, perform or otherwise promptly discharge any liabilities of the Company in accordance with their respective terms, and (ii) any breach by the Company of the Separation and Distribution Agreement or any of the \agreements entered into by the parties in connection with the Separation and Distribution Agreement (the "Ancillary Agreements").

     Except as provided in the Separation and Distribution Agreement, Parent has agreed to indemnify, defend and hold harmless the Company and each of the Company's directors, officers and employees from and against all liabilities relating to, arising out of or resulting from (i) the failure of Parent or any other Person to pay, perform or otherwise promptly discharge any liabilities of Parent other than the liabilities of the Company and (ii) any breach by Parent of the Separation and Distribution Agreement or any of the Ancillary Agreements.

     The Separation and Distribution Agreement also specifies certain procedures with respect to claims subject to indemnification and related matters.

     Contingent Liabilities and Contingent Gains. The Separation and Distribution Agreement provides for indemnification by the Company and Parent with respect to contingent liabilities primarily relating to their respective businesses or otherwise assigned to them ("Exclusive Contingent Liabilities").

     The Separation and Distribution Agreement provides for the establishment of a Contingent Claims Committee comprised of one representative designated from time to time by each of Parent and the Company and sets forth procedures for the purpose of resolving disagreements among the parties as to contingent gains and contingent liabilities.

     The Separation and Distribution Agreement provides for the sharing of Shared Contingent Liabilities, which are defined as (i) any contingent liabilities that are not Exclusive Contingent Liabilities of Parent or Exclusive Contingent Liabilities of the Company and (ii) certain specifically identified liabilities. With respect to any Shared Contingent Liability, the parties have agreed to allocate responsibility for such Shared Contingent Liability based upon their respective market capitalizations on the Offerings Closing Date or on such other methodology to be established by a Contingent Claims Committee to be appointed by the parties. Parent will assume the defense of, and may seek to settle or compromise, any third party claim that is a Shared Contingent Liability, and the costs and expenses thereof will be included in the amount to be shared by the parties.

     The Separation and Distribution Agreement provides that the Company and Parent will have the exclusive right to any benefit received with respect to any contingent gain that primarily relates to the business of, or that is expressly assigned to, the Company or Parent, respectively (an "Exclusive Contingent Gain"). Each of the Company and Parent will have sole and exclusive authority to manage, control and otherwise determine all matters whatsoever with respect to an Exclusive Contingent Gain that primarily relates to its respective business. The parties have agreed to share any benefit that may be received from any Contingent Gain based upon their respective market capitalizations on the Offerings Closing Date or on such other methodology to be established by a Contingent Claims Committee to be appointed by the parties. The parties have agreed that Parent will have the sole and exclusive authority to manage, control and otherwise determine all matters whatsoever with respect to any Shared Contingent Gain. Pursuant to the Separation and Distribution Agreement, the Company acknowledges that Parent may elect not to pursue any Shared Contingent Gain for any reason whatsoever (including a different assessment of the merits of any action, claim or right or any business reasons that are in the best interests of Parent without regard to the best interests of the Company) and that Parent will have no liability to any Person (including the Company) as a result of any such determination.

     Certain Business Transactions. Under the terms of the Separation and Distribution Agreement, Parent has agreed that, for a period of five years after the date of the Distribution, Parent will not directly or indirectly compete with the Company in the solid waste services industry anywhere in North America, and the Company has agreed that, for a period of five years after the date of the Distribution, the Company will not directly or indirectly compete with the Parent in the automotive retail or vehicle rental industries anywhere in North America. The Separation and Distribution Agreement also provides for the allocation of certain corporate opportunities following the Offerings Closing Date and prior to the Distribution Date. During this period, neither the Company nor Parent will have any duty to communicate or offer such opportunities to the other and, subject to the foregoing non-competition covenants, may pursue or acquire any such opportunity for itself or direct such opportunity to any other Person; provided, however, if the opportunity relates primarily to the business of the other party, the party that acquires knowledge of the opportunity will generally be required to communicate and offer the opportunity to the other party.

     Warrants. Under the terms of certain outstanding warrants to purchase Parent Common Stock, persons who hold such warrants and do not exercise them prior to the record date for the Distribution will automatically receive warrants to purchase shares of Class B Common Stock, based on the same ratio used to determine the number of shares of Class B Common Stock to be distributed for each outstanding share of Parent Common Stock on the record date for the Distribution. It is not possible to specify how many shares of Class B Common Stock will be subject to such warrants, as it is not known how many warrants to purchase Parent Common Stock will remain unexercised by the record date for the Distribution.

     Expenses. The Company has agreed to pay all third-party costs, fees and expenses relating to the Offerings, all of the reimbursable expenses of the Underwriters pursuant to the Underwriting Agreement (as defined below), all of the costs of producing, printing, mailing and otherwise distributing this Prospectus, as well as the Underwriters' discount as provided in the Underwriting Agreement. See "Underwriting." Except as expressly set forth in the Separation and Distribution Agreement or in any Ancillary Agreement, whether or not the Distribution is consummated, each party shall bear its own respective third-party fees, costs and expenses paid or incurred in connection with the Distribution.

     Termination. The Separation and Distribution Agreement may be terminated at any time prior to the Distribution Date by the mutual consent of Parent and the Company, or by Parent at any time prior to the Offerings Closing Date. In addition, the Separation and Distribution Agreement will terminate if the Distribution does not occur on or prior to December 31, 1999, unless extended by Parent and the Company. If the Separation and Distribution Agreement is terminated prior to the Offerings Closing Date, no party thereto (or any of its respective directors or officers) will have any liability or further obligation to any other party. In the event of any termination of the Separation and Distribution Agreement on or after the Offerings Closing Date, only the provisions of the Separation and Distribution Agreement that obligate the parties to pursue the Distribution, or take, or refrain from taking, actions which would or might prevent the Distribution from qualifying for tax-free treatment under Section 355 of the Code, will terminate and the other provisions of the Separation and Distribution Agreement and each Ancillary Agreement will remain in full force and effect.

SERVICES AGREEMENT

     Prior to the Offerings Closing Date, the Company and Parent intend to enter into a services agreement (the "Services Agreement") pursuant to which Parent will provide to the Company certain accounting, auditing, cash management, corporate communications, corporate development, financial and treasury, human resources and benefit plan administration, insurance and risk management, legal, purchasing and tax services. In exchange for the provision of such services, fees will be payable by the Company to Parent in the amount of $1.25 million per month, subject to review and adjustment as the Company reduces the amount of services it obtains from Parent from time to time. The fees will be payable monthly in arrears, 15 days after the close of each month. Management of the Company believes that the fees for services that will or may be provided under the Services Agreement will be no less favorable to the Company than could have been obtained by the Company internally or from unaffiliated third parties.

     The Services Agreement will have an initial term expiring one year from the Offerings Closing Date. Following the initial term, the Company may seek to renew or extend the term, and modify the scope and fee of, the Services Agreement on terms mutually acceptable to the Company and Parent.

     Any services rendered to the Company by Parent beyond the services to be provided under the terms of the Services Agreement, that Parent determines are not covered by the fees provided for under the terms of the Services Agreement, will be billed to the Company as described in the Services Agreement, or on such other basis as the Company and Parent may agree, provided that the price payable by the Company for non-covered services will be established on a negotiated basis which is no less favorable to the Company than the charges for comparable services from unaffiliated third parties.

     Parent also has agreed to permit the Company to continue to participate in certain of its insurance policies, for which the Company will reimburse Parent for direct and indirect costs associated in providing such services, including a portion of the premiums payable with respect to such policies. See "Business -- Liability and Insurance Bonding."

TAX INDEMNIFICATION AND ALLOCATION AGREEMENT

     Prior to the Offerings Closing Date, the Company and Parent intend to enter into a Tax Indemnification and Allocation Agreement, which will provide that if any one of certain events occurs, and such event causes the Distribution not to be a tax-free transaction to Parent under Section 355 of the Code, then the Company will indemnify Parent for income taxes Parent may incur by reason of the Distribution not so qualifying under the Code (the "Distribution Taxes"). Such events include any breach of representations relating to the Company's activities and ownership of its capital stock made to Parent or to the IRS in connection with the solicitation of a Letter Ruling.

     The Tax Indemnification and Allocation Agreement will also provide that Parent will indemnify the Company for income taxes that the Company might incur if certain internal restructuring transactions entered into in connection with the Offerings fail to qualify as tax-free spin-offs, irrespective of whether such taxes arise as a result of the events referred to above, and for Distribution Taxes for which the Company has no liability to Parent under the circumstances described above.

     In addition to the foregoing indemnities, the Tax Indemnification and Allocation Agreement will provide for (i) the allocation and payment of taxes for periods during which the Company and Parent are included in the same consolidated group for federal income tax purposes or the same consolidated, combined or unitary returns for state tax purposes, (ii) the allocation of responsibility for the filing of tax returns, (iii) the conduct of tax audits and the handling of tax controversies and (iv) various related matters.

     For periods during which the Company is included in Parent's consolidated federal income tax returns or state consolidated, combined, or unitary tax returns (which will include the periods on or before the Offerings Closing
Date), the Company will be required to pay an amount of income tax equal to the amount it would have paid had it filed its tax return as a separate entity, except in cases where the consolidated or combined group as a whole realizes a detriment from consolidation or combination. The Company will be responsible for its own separate tax liabilities that are not determined on a consolidated or combined basis. The Company will also be responsible in the future for any increases to the consolidated tax liability of the Company and Parent that is attributable to the Company, and will be entitled to refunds for reductions of tax liabilities attributable to the Company for prior periods.

     The Company and its subsidiaries will be included in Parent's consolidated group for federal income tax purposes so long as Parent beneficially owns at least 80% of the total voting power and value of the outstanding Common Stock. Each corporation that is a member of a consolidated group during any portion of the group's tax year is jointly and severally liable for the federal income tax liability of the group for that year. The Company (and its subsidiaries) will cease to be members of the Parent's consolidated group upon the Offerings Closing Date. While the Tax Indemnification and Allocation Agreement allocates tax liabilities between Company and Parent during the period on or prior to the Offerings Closing Date in which the Company is included in Parent's consolidated group, the Company could be liable in the event federal tax liability allocated to Parent is incurred, but not paid, by Parent or any other member of Parent's consolidated group for Parent's tax years that include such periods. In such event, the Company would be entitled to seek indemnification from Parent pursuant to the Tax Indemnification and Allocation Agreement.

     In connection with the Distribution and the Letter Ruling, the Company will likely make certain representations to the IRS regarding its intentions at the time of the Distribution with respect to its business assets and acquisitions or issuances of its capital stock. Parent will make similar representations to the IRS with respect to Parent's assets and capital stock. The IRS may require a representation that the Company has had no negotiations or discussions with any possible acquisition target the acquisition of which, when combined with the Class A Common Stock issued in the Offerings, could cause a 50% or greater change in the vote or value of the capital stock of the Company. If the Distribution occurs and, as a result of the Company's breach of these representations, or certain other representations of the Company, occurring after the Distribution, Parent incurs Distribution Taxes, then the Company would be liable to the Parent under the Tax Indemnification and Allocation Agreement, which would have a material adverse effect on the business, financial condition, results of operations and prospects of the Company. Parent does not plan to consummate the Distribution unless the Letter Ruling is satisfactory to Parent that the general acquisition growth strategies of Parent and the Company would not cause the Distribution to be taxable and that such acquisition growth strategies would not be impeded by completing the Distribution.

EMPLOYEE BENEFITS AGREEMENT

     Prior to the Offerings Closing Date, the Company and Parent intend to enter into an employee benefits agreement (the "Employee Benefits Agreement"). Pursuant to the Employee Benefits Agreement, the Company will assume and agree to pay, perform, fulfill and discharge, in accordance with their respective terms, all liabilities to, or relating to, former employees of Parent or its affiliates who will be employed by the Company and its affiliates as of the Distribution Date and certain former employees of Parent or its affiliates (including retirees) who were employed in or provided services primarily for the solid waste business of the Company for purposes of allocating employee benefit obligations. Until the Distribution Date, such employees and former employees will continue to participate in Parent's employee benefit plans, although the Company will bear its allocable share of the costs of benefits and administration of such plans. Effective immediately after the Distribution, the Company will establish its own employee benefit plans, which generally will be similar to Parent's plans as in effect at that time. The Employee Benefits Agreement will not preclude the Company from discontinuing or changing such plans at any time thereafter, with certain exceptions noted below. The Company's plans generally will assume all liabilities under Parent's plans to employees and former employees assigned to the Company, and any assets funding such liabilities will be transferred from funding vehicles associated with Parent's plans to the corresponding funding vehicles associated with the Company's plans.

     Parent Stock Options. Pursuant to the Employee Benefits Agreement, following the Distribution, the Company intends to issue substitute options under the Company's 1998 Stock Option Plan (collectively "Substitute Options") in substitution for grants under Parent's stock option plans as of the Distribution Date (collectively, "Parent Stock Options") held by individuals employed by the Company as of the Distribution Date (the "Company Employees"). With certain exceptions, Parent Stock Options held by individuals employed by Parent as of the Distribution Date and Parent Stock Options held by individuals who will not continue their employment after the Distribution Date with any of Parent, the Company or any of their subsidiaries, including individuals who have retired prior to such date, will remain outstanding as Parent Stock Options, with an appropriate antidilution adjustment to reflect the Distribution.

     The Substitute Options will provide for the purchase of a number of shares of the Class A Common Stock equal to the number of shares of Parent Common Stock subject to such Parent Stock Options as of the Distribution Date, multiplied by the Ratio (as defined below), rounded down to the nearest whole share. The per share exercise price of the Substitute Options will equal the per share exercise price of such Parent Stock Options as of the Distribution Date divided by the Ratio. Solely for its convenience, the Company will pay the holders of the Substitute Options cash in lieu of any fractional share. The other terms and conditions of such Substitute Options will be the same as those of the surrendered Parent Stock Options. The "Ratio" means the amount obtained by dividing (i) the average of the daily high and low per share prices of the Parent Common Stock as listed on the NYSE during each of the 30 trading days immediately preceding the ex-dividend date for the Distribution by
(ii) the average of the daily high and low per share prices of the Class A Common Stock as listed on the NYSE during each of the 30 trading days immediately preceding the ex-dividend date for the Distribution.

     Shares Subject to Substitute Options. It is not possible to specify how many shares of Class A Common Stock will be subject to Substitute Options. It is expected that some Parent Stock Options consisting of stock options held by the Company Employees will be exercised and that some will be forfeited, and that additional Parent Stock Options could be granted, prior to the Distribution Date. In addition, the remaining balance of unexercised Parent Stock Options will be converted into Substitute Options by reference to the Ratio, which will not be known until after the Distribution is completed. Stockholders of the Company are, however, likely to experience some dilutive impact from the above-described adjustments.

     Outstanding Parent Stock Options Held by Company Employees. Pending the Distribution, Parent Stock Options held by Company Employees will remain
outstanding as Parent Stock Options. As of             , 1998, there were
approximately      shares of Parent Common Stock reserved by Parent for possible issuance pursuant to outstanding, unexercised Parent Stock Options
(approximately      of which were exercisable as of             , 1998), held by
Company Employees. If the Ratio were determined using the closing price of the
Parent Common Stock on                  , 1998 on the NYSE (     per share) and
a price of $     per share of Class A Common Stock (the mid-point of the
estimated range set forth on the cover page of this Prospectus), the foregoing number of shares subject to Parent Stock Options would be replaced by Substitute
Options to purchase approximately   shares of Class A Common Stock.

LEASE

     The Company intends to enter into a lease (the "Lease") with Parent effective upon the Offerings Closing Date, pursuant to which Parent will lease
to the Company approximately      square feet of office space at Parent's
corporate headquarters in Fort Lauderdale, Florida for an initial term of
years at an annual rate of $     ($          per square foot), plus certain
common area maintenance charges. Included in the rental rate will be utilities, security, parking, building maintenance and cleaning services. Management of the Company believes that the Lease will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

OTHER RELATIONSHIPS WITH PARENT

     On the Offerings Closing Date, Parent will own approximately      % of the
Class A Common Stock (     % if the Underwriters exercise their over-allotment
options in full) and all of the outstanding shares of Class B Common Stock,
which will represent approximately   % of the outstanding shares of Common Stock
(  % if the Underwriters exercise their over-allotment options in full), and
approximately      % of the combined voting power of all outstanding shares of
Class A Common Stock and Class B Common Stock (     % if the Underwriters
exercise their over-allotment options in full). In addition, the following executive officers and/or directors of the Company also are executive officers and/or directors of Parent:

     Mr. Huizenga, the Chairman and Chief Executive Officer of the Company, also is the Chairman and Co-Chief Executive Officer of Parent.

     Mr. Hudson, the Vice Chairman of the Company, also is the Vice Chairman of Parent.

     Mr. Karsner, the Chief Financial Officer of the Company, also is Senior Vice President and Chief Financial Officer of Parent.

     During 1997, the Company collected solid waste from, and leased roll-off containers to, certain automotive retail and vehicle rental subsidiaries of Parent. All of such services were provided to such subsidiaries of Parent pursuant to the Company's standard form contracts at standard rates. The Company expects to continue to provide such services on the same terms in 1998.

     During 1997, the Company from time to time rented vehicles from Parent's Alamo Rent-A-Car and National Car Rental Systems subsidiaries, pursuant to standard form vehicle rental agreements under which standard rates were charged to the Company. The Company expects to continue from time to time to rent vehicles from Parent on the same terms in 1998.

OTHER TRANSACTIONS WITH RELATED PARTIES

     The following is a summary of certain other agreements and transactions between or among the Company and certain related parties. It is the Company's policy that transactions with related parties must be on terms that, on the whole, are no less favorable than those that would be available from unaffiliated parties. Based on the Company's experience in the industry in which it operates and the terms of its transactions with unaffiliated parties, it is the Company's belief that all of the transactions described below involving the Company met that standard at the time such transactions were effected.

     Pro Player Stadium (the "Stadium") is a professional sports stadium in South Florida that is owned and controlled by Mr. Huizenga. Certain subsidiaries of the Company collected solid waste from, and leased roll-off waste containers to, the Stadium pursuant to standard agreements under which the Stadium paid an aggregate of approximately $383,000 to such subsidiaries in 1997. The Company expects to continue to provide such services on the same terms in 1998.

     In 1997, the Company purchased Mr. Cosman's residence in Pennsylvania for $770,000.

                             PRINCIPAL STOCKHOLDER

     Prior to the Offerings Closing Date, the Company has been a wholly owned subsidiary of Parent. On the Offerings Closing Date, Parent will own
approximately      % of the Class A Common Stock (     % if the Underwriters
exercise their over-allotment options in full) and all of the outstanding shares
of Class B Common Stock, which will represent approximately   % of the
outstanding shares of Common Stock (  % if the Underwriters exercise their
over-allotment options in full), and approximately      % of the combined voting
power of all outstanding shares of Class A Common Stock and Class B Common Stock
(     % if the Underwriters exercise their over-allotment options in full).
Except for Parent, the Company is not aware of any person or group that will beneficially own more than 5% of the outstanding shares of Common Stock upon the Offerings Closing Date.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     Prior to the Offerings Closing Date, the Certificate will be amended and restated to authorize capital stock consisting of (a) 50,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), and (b)
750,000,000 shares of Common Stock, of which             shares will be
authorized as Class A Common Stock,             shares will be authorized as
Class B Common Stock, and      shares may be designated by the Board as either
Class A Common Stock or Class B Common Stock prior to issuance. Of the
shares of Common Stock designated as Class A Common Stock,      shares are being
offered hereby,      shares will be held by Parent and      shares are reserved
for issuance upon conversion of shares of Class B Common Stock into shares of Class A Common Stock. Immediately following the Offerings Closing Date,
          shares of Class A Common Stock (          shares if the Underwriters
exercise their over-allotment options in full) will be outstanding,      shares
of Class B Common Stock will be outstanding and held by Parent, and no shares of Preferred Stock will be outstanding. All of the shares of Common Stock that will be outstanding immediately following the Offerings Closing Date, including the shares of Class A Common Stock sold in the Offerings, will be validly issued, fully paid and nonassessable. The following summary description of the capital stock of the Company is qualified by reference to the Certificate and bylaws of the Company, copies of which will be filed as exhibits to Registration Statement of which this Prospectus is a part.

COMMON STOCK

     Voting. The Class A Common Stock and Class B Common Stock are identical in all respects, except holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to five votes per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law or provided in any resolution adopted by the Board with respect to any series of Preferred Stock, the holders of Common Stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Class A Common Stock and Class B Common Stock that are present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any Preferred Stock. Except as otherwise provided by law, and subject to any voting rights granted holders of any Preferred Stock, amendments to the Certificate generally must be approved by a majority of the votes entitled to be cast by all outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class. However, amendments to the Certificate that would alter or change the powers, preferences or special rights of the Class A Common Stock or Class B Common Stock so as to adversely affect them must also be approved by a majority of the outstanding shares of the class that is adversely affected by such amendment, voting as a separate class. The Certificate will not provide for cumulative voting in the election of directors.

     Conversion. Prior to the Distribution, Parent shall be entitled, at any time or from time to time, to convert all or any portion of its shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis. Any shares of Class B Common Stock transferred by Parent or any of its subsidiaries to any person, other than Parent or any of its subsidiaries, shall automatically convert into shares of Class A Common Stock on a one-for-one basis, except for the distribution of Class B Common Stock to stockholders of Parent as part of the Distribution. All shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock on a one-for-one basis if the number of
outstanding shares of Class B Common Stock falls below      % of the aggregate
number of outstanding shares of Common Stock. This automatic conversion feature will prevent Parent from decreasing its economic interest in the Company to less
than      % while still retaining control of approximately   % of the combined
voting power of the shares of Class A Common Stock and Class B Common Stock. This automatic conversion feature will ensure that, if the Distribution does not occur, Parent will retain voting control of the Company only if it retains a significant economic interest in the Company.

     Following the Distribution, except as provided below, shares of Class B Common Stock shall not be convertible into shares of Class A Common Stock at the option of the holder thereof. Shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock on a one-for-one basis on the fifth anniversary of the Distribution Date, unless prior to the Distribution Date, Parent delivers to the Company an opinion of counsel reasonably satisfactory to the Company to the effect that such automatic conversion would adversely affect Parent's ability to obtain the Letter Ruling. If such opinion is received, approval of such conversion shall be submitted to a vote of the holders of the Common Stock as soon as practicable after the fifth anniversary of the Distribution Date, unless Parent delivers to the Company an opinion of counsel reasonably satisfactory to the Company prior to such fifth anniversary that such vote would adversely affect the tax-free status of the Distribution. Approval of such conversion will require the affirmative vote of the holders of a majority of the shares of both the Class A Common Stock and Class B Common Stock present in person or by proxy, voting together as a single class, with each share entitled to one vote for such purpose. If such automatic conversion does not occur, the Class B Common Stock may not be convertible into Class A Common Stock. There is no assurance that any conversion will be consummated whether by virtue of the above events or otherwise.

     In addition, following the Distribution, shares of Class A Common Stock and Class B Common Stock will be convertible, at the option of the holders thereof, on a one-for-one basis, into shares of the other class if any person or group of persons (other than Parent or any of its subsidiaries) makes an offer, which the
Board deems to be a bona fide offer, to purchase      % or more of the other
class of Common Stock for cash or securities or other property without making a similar offer for shares of such class of Common Stock, unless prior to the Distribution Date, Parent delivers to the Company an opinion of counsel reasonably satisfactory to
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

the Company to the effect that such conversion right would adversely affect Parent's ability to obtain the Letter Ruling. The shares of Common Stock of a class may only be so converted during the period in which such bona fide offer is in effect. Any share of Common Stock so converted and not acquired by the offeror prior to the termination, rescission or completion of the offer will automatically reconvert to a share of the class from which it was converted upon such termination, rescission or completion. This automatic conversion feature is to ensure that holders of Class A Common Stock and Class B Common Stock may participate in any offer for a significant amount of the shares of the other class of Common Stock that is not similarly offered for the shares of such holder's class of Common Stock.

     In addition, following the Distribution, if any person or persons acting
together as a group acquires   % or more of the outstanding shares of Class B
Common Stock, all shares of Class B Common Stock held by such person or group shall automatically be converted into shares of Class A Common Stock on a one-for-one basis, unless prior to the Distribution Date, Parent delivers to the Company an opinion of counsel reasonably satisfactory to the Company to the effect that such automatic conversion would adversely affect Parent's ability to obtain the Letter Ruling.

     Dividends. Subject to any preferential rights of any outstanding series of Preferred Stock created by the Board from time to time, the holders of shares of Class A Common Stock and Class B Common Stock will be entitled to such cash dividends as may be declared from time to time by the Board from funds available therefor which dividends are not required to be declared on both classes, provided that holders of shares of Class A Common Stock shall be entitled to receive an equal pro rata share of any amounts received by holders of shares of Class B Common Stock. See "Dividend Policy." In addition, in connection with any stock dividend that may be declared by the Board from time to time, holders of Class A Common Stock shall be entitled to receive such dividend only in shares of Class A Common Stock while holders of Class B Common Stock shall be entitled to receive such dividend either in shares of Class A Common Stock or in shares of Class B Common Stock as may be determined by the Board.

     Liquidation. Subject to any preferential rights of any outstanding series of Preferred Stock created from time to time by the Board, upon liquidation, dissolution or winding up of the Company, the holders of shares of Class A Common Stock and Class B Common Stock will be entitled to receive pro rata all assets of the Company available for distribution to such holders.

     Other Rights. In the event of any merger or consolidation of the Company with or into another company in connection with which shares of Common Stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of Common Stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

PREFERRED STOCK

     The Certificate will authorize the Board to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms and rights of such series, including (i) the designation of the series, (ii) the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the applicable certificate of designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative, (iv) the rate of any dividends (or method of determining such dividends) payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the date or dates or the method for determining the date or dates upon which such dividends will be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series, (vii) the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, (viii) whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or

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

exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made, (ix) restrictions on the issuance of shares of the same series or of any other class or series, (x) the voting rights, if any, of the holders of the shares of the series and (xi) any other relative rights, preferences and limitations of such series.

     The Company believes that the ability of the Board to issue one or more series of Preferred Stock will provide the Company with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. Subject to certain exceptions, the NYSE currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock or voting securities outstanding by at least 20%. If the approval of the Company's stockholders is not required for the issuance of shares of Preferred Stock or Common Stock, the Board may determine not to seek stockholder approval.

     Although the Board has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Board, including a tender offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

DELAWARE BUSINESS COMBINATION STATUTE

     Section 203 of the Delaware General Corporation Law (the "DGCL") provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise specified in Section 203 of the DGCL ("Section 203"), an interested stockholder is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (y) the affiliates and associates of any such person.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The Company has not elected to be exempt from the restrictions imposed under Section 203. However, Parent and its affiliates are excluded from the definition of "interested stockholder" pursuant to the terms of Section 203. The provisions of Section 203 may encourage persons interested in acquiring the Company to negotiate in advance with the Board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in

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

the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which the Company's stockholders may otherwise deem to be in their best interests.

LIABILITY OF DIRECTORS; INDEMNIFICATION

     The Certificate will provide that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for a breach of his or her fiduciary duty as a director, except, if required by the DGCL as amended from time to time, for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

     While the Certificate will provide directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Certificate will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care.

     The Certificate will provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have the Company pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the Certificate, the Company's By-Laws, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Company thereunder in respect of any occurrence or matter arising prior to any such repeal or modification. The Certificate will also specifically authorize the Company to maintain insurance and to grant similar indemnification rights to employees or agents of the Company.

     At present, there is no pending or threatened litigation or proceeding involving any director or officer, employee or agent of the Company where such indemnification will be required or permitted.

TRANSFER AGENT AND REGISTRAR

                         will be the transfer agent and registrar for the Common
Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Of the        shares of Class A Common Stock to be outstanding on the
Offerings Closing Date (
shares if the Underwriters exercise their over-allotment options in full) the
       shares of Class A Common Stock sold in the Offerings (       shares if
the Underwriters exercise their over-allotment options in full) will be freely tradable without restriction under the 1933 Act, except for any such shares which be may acquired by an affiliate of the Company (an "Affiliate"), as that term is defined in Rule 144 promulgated under the 1933 Act ("Rule 144"). On the
Offerings Closing Date, Parent will own      shares of Class B
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

Common Stock which will constitute 100% of the outstanding shares of Class B
Common Stock and will own           shares of Class A Common Stock which will
constitute approximately      % of the outstanding shares of Class A Common
Stock. Shares of Class B Common Stock may convert into shares of Class A Common Stock in certain circumstances. See "Description of Capital Stock." Parent has announced that, subject to certain conditions, Parent intends to distribute to its stockholders in 1999 all of the Common Stock held by Parent by means of the Distribution. Shares of Common Stock to be distributed to Parent's stockholders in the Distribution generally will be freely transferable, except for shares of Common Stock received by persons who may be deemed to be Affiliates. Persons who may be deemed to be Affiliates generally include individuals or entities that control, are controlled by, or are under common control with, the Company and may include directors and certain officers of the Company as well as significant stockholders of the Company, if any. Persons who are Affiliates will be permitted to sell the shares of Common Stock that are issued in the Offerings or that they receive in the Distribution only pursuant to an effective registration statement under the 1933 Act or an exemption from the registration requirements of the 1933 Act, including exemptions provided by Rule 144.

     The shares of Common Stock held by Parent are deemed "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the 1933 Act or pursuant to an exemption from the regulations thereunder, including exceptions provided by Rule 144. Subject to applicable law and to the contractual restriction with the Underwriters described below, Parent may sell any and all of the shares of Common Stock it owns after completion of the Offerings. The Separation and Distribution Agreement will provide that Parent will have the right in certain circumstances to require the Company to use its best efforts to register for resale shares of Common Stock held by Parent. See "Certain Transactions -- Separation and Distribution Agreement." The Company and Parent have agreed, for a period of 90 days and 180 days, respectively, after the date of this Prospectus, not to offer or sell any shares of Common Stock, subject to certain exceptions (including the Distribution), without the prior written consent of Merrill Lynch on behalf of the Underwriters; provided that the Company may at any time and from time to time issue shares of Class A Common Stock to third parties as consideration for the Company's acquisition from such third parties of non-hazardous solid waste businesses without the prior consent of Merrill Lynch. See "Underwriting." In addition, after the Offerings Closing Date and prior to the Distribution Date, the Company has agreed not to issue any shares of its capital stock or any rights, warrants, or other securities to purchase or acquire any shares of its capital stock, without the prior consent of Parent. See "Certain
Transactions -- Separation and Distribution Agreement." Subject to the foregoing restrictions, the Company may issue additional shares of Class A Common Stock or Class B Common Stock to raise equity or make acquisitions. The Company may also issue additional shares of Class A Common Stock or Class B Common Stock to Parent in exchange for additional investments of cash or other property by Parent in the Company.

     In addition, upon completion of the Distribution, certain stock options and warrants exercisable for shares of Parent Common Stock will be converted into
stock options exercisable for        shares of Class A Common Stock and Class B
Common Stock at a weighted average exercise price of $          per share. See
"Certain Transactions -- Employee Benefits Agreement." In addition, subject to the prior consent of Parent, the Company may grant options to purchase shares of Class A Common Stock to employees, non-employee directors and independent contractors of the Company pursuant to the Stock Option Plan. See
"Management -- Stock Option Plan." The Company currently expects to file in 1998 a registration statement under the 1933 Act to register shares reserved for issuance under the Stock Option Plan. Shares issued pursuant to the Stock Option Plan after the effective date of such registration statement (other than shares issued to Affiliates) generally will be freely tradable without restriction or further registration under the 1933 Act.

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

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                         FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Class A Common Stock applicable to Non-U.S. Holders. In general, a "Non-U.S. Holder" is any holder of Class A Common Stock other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state (other than any partnership treated as foreign under U.S. Treasury regulations), (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust. This discussion is based on current law and is for general information only. This discussion does not address aspects of United States federal taxation other than income and estate taxation, and does not address all aspects of income and estate taxation nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder (including certain U.S. expatriates). ACCORDINGLY, OFFEREES OF COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

     An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). In addition to the "substantial presence test" described in the immediately preceding sentence, an alien may be treated as a resident alien if he or she (i) meets a lawful permanent residence test (a so-called "green card" test) or (ii) elects to be treated as a U.S. resident and meets the "substantial presence test" in the immediately following year. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

DIVIDENDS

     In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are either (i) effectively connected with a trade or business carried on by the Non-U.S. Holder with the United States, or (ii) attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder if certain income tax treaties apply. Dividends effectively connected with such a United States trade or business or attributable to such a United States permanent establishment generally will not be subject to United States withholding tax if the Non-U.S. Holder files the appropriate IRS form with the payor of the dividend (which form, under U.S. Treasury regulations generally effective for payments made after December 31, 1999 ("Final Regulations"), will require such Non-U.S. Holder to provide a U.S. taxpayer identification number) and generally will be subject to United States federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable treaty). To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under currently effective United States Treasury regulations (the "Current Regulations") to be paid to a resident of that country absent knowledge to the contrary. Under the Final Regulations, however, a Non-U.S. Holder of Class A Common Stock who wishes to claim the benefit of an applicable treaty rate generally will be required to satisfy applicable certification and other requirements. In addition under the Final Regulations, in the case of Common Stock held by a foreign partnership,
(x) the certification requirement will generally be applied to the partners of the partnership and (y) the partnership will be required to provide certain information, including a United States taxpayer identification number. The Final Regulations also provide look-through rules for tiered partnerships. The Final Regulations generally would require Non-U.S. Holders to file an IRS Form W-8 to obtain the benefit of any applicable tax treaty providing for a lower rate of U.S. withholding tax on dividends. A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

SALE OF CLASS A COMMON STOCK

     In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of such holder's shares of Class A Common Stock unless: (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, alternatively, if certain tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder (and in either case, the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation); (ii) the Non-U.S. Holder is an individual who holds shares of Class A Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition, and either (a) such individual has a "tax home" (as defined for United States federal income tax purposes) in the United States (unless the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in a foreign country and a foreign income tax equal to at least 10% of the gain derived from such disposition is actually paid with respect to such gain), or (b) the gain is attributable to an office or other fixed place of business maintained by such individual in the United States; or (iii) the Company is or has been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five-year-period preceding such disposition or such Non-U.S. Holder's holding period. If the Company were or were to become a USRPHC at any time during this period, gains realized upon a disposition of Class A Common Stock by a Non-U.S. Holder which did not directly or indirectly own more than 5% of the Class A Common Stock during this period generally would not be subject to United States federal income tax, provided that the Class A Common Stock had been regularly traded on an established securities market.

ESTATE TAX

     Class A Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes (unless an applicable estate tax treaty provides otherwise), and therefore may be subject to United States federal estate tax.

BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

     The Company must report annually to the IRS as to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

     Under the Current Regulations, United States backup withholding tax (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting requirements (other than those discussed above) generally will not apply to dividends paid on Class A Common Stock to a Non-U.S. Holder at an address outside of United States. Backup withholding and information reporting generally will apply to dividends paid on shares of Class A Common Stock to a Non-U.S. Holder at an address in the United States, if such holder fails to establish an exemption or to provide certain other information to the payor. Under the Final Regulations, however, a Non-U.S. Holder of Class A Common Stock that fails to certify its Non-U.S. Holder status in accordance with the requirements of the Final Regulations may be subject to United States backup withholding on payments of dividends.

     The payment of proceeds from the disposition of Class A Common Stock to or through a United States office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, such owner's status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of proceeds from the disposition of Class A Common Stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of Class A Common Stock paid to or through a non-U.S. office of a broker that is (i) a United States person, (ii) a "controlled foreign corporation" for United States federal income tax purposes, or (iii) a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and the broker has no actual knowledge to the contrary).

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

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                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), is acting as representative (the "U.S. Representative") of each of the Underwriters named below (the "U.S. Underwriters"). Subject to the terms and conditions set forth in a U.S. purchase agreement (the "U.S. Purchase Agreement") among the Company and the U.S. Underwriters, and concurrently with the sale of shares of Class A Common Stock to the International Managers (as defined below), the Company has agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally and not jointly has agreed to purchase from the Company, the number of shares of Class A Common Stock set forth opposite its name below.

                                                              NUMBER OF
U.S. UNDERWRITER                                               SHARES
----------------                                              ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated ..................................

                                                               -------
             Total .........................................
                                                               =======

     The Company has also entered into an international purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters") for whom Merrill Lynch International is acting as lead manager (the "Lead Manager"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of shares of Class A Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company has agreed to sell to the International Managers, and the International Managers severally have agreed to purchase from
the Company, an aggregate of             shares of Class A Common Stock. The
initial public offering price per share and the total underwriting discount per share Class A of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

     In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Class A Common Stock being sold pursuant to each such agreement if any of the shares of Class A Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the U.S. Purchase Agreement and the International Purchase Agreement, the commitments of non-defaulting Underwriters may be increased. The closings with respect to the sale of shares of Class A Common Stock to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.

     The U.S. Representative has advised the Company that the U.S. Underwriters propose initially to offer the shares of Class A Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess
of $          per share of Common Stock. The U.S. Underwriters may allow, and
such dealers may reallow, a discount not in excess of $          per share of
Class A Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has granted options to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of additional shares of Class A Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise these options solely to cover over-allotments, if any, made on the sale of the Class A Common Stock offered hereby. To the extent that the U.S. Underwriters exercise these options, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Class A Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Company also has granted options to the International Managers, exercisable for 30 days after the
date of this Prospectus, to purchase up to an aggregate of           additional
shares of Class A Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

     The Company and Parent have agreed, for a period of 90 days and 180 days, respectively, after the date of this Prospectus, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the 1933 Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters; provided that the Company may at any time and from time to time issue shares of Class A Common Stock to third parties as consideration for the Company's acquisition from such third parties of non-hazardous solid waste businesses without the prior consent of Merrill Lynch. See "Shares Eligible for Future Sale."

     The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Class A Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Class A Common Stock will not offer to sell or sell shares of Class A Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Class A Common Stock will not offer to sell or sell shares of Class A Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

     Prior to the Offerings, there has been no public market for the Common Stock of the Company. The initial public offering price of the Class A Common Stock will be determined through negotiations between the Company and the U.S. Representatives and the Lead Manager. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, are price-earnings ratios of publicly traded companies that the U.S. Representative believes to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, and an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Class A Common Stock or that the Class A Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

     The Company intends to apply to list the Class A Common Stock on the New York Stock Exchange under the symbol "____." In order to meet the requirements for listing of the Class A Common Stock on that exchange, the U.S. Underwriters and the International Managers have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

     The Underwriters do not expect sales of the Class A Common Stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered hereby.

     The Company has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including certain liabilities under the 1933 Act, or to contribute to payments the U.S. Underwriters and International Managers may be required to make in respect thereof.

     Until the distribution of the Class A Common Stock is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Class A Common Stock. As an exception to these rules, the U.S. Representative is permitted to engage in certain transactions that stabilize the price of the Class A Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock.

     If the Underwriters create a short position in the Class A Common Stock in connection with the Offerings, i.e., if they sell more shares of Class A Common Stock than are set forth on the cover page of this Prospectus, the U.S. Representative may reduce that short position by purchasing Class A Common Stock in the open market. The U.S. Representative may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The U.S. Representative may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representative purchases shares of Class A Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Class A Common Stock, it may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Class A Common Stock to the extent that it discourages resales of the Class A Common Stock.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Representative will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Class A Common Stock offered hereby will be passed upon for the Company by Akerman, Senterfitt & Eidson, P.A., Miami, Florida. Certain attorneys employed by Akerman, Senterfitt & Eidson, P.A. own shares of Parent Common Stock. Certain legal matters relating to the Offerings will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company for each of the three years ended December 31, 1997, appearing in this Prospectus and Registration Statement, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the 1933 Act with respect to the Class A Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information pertaining to the Company and the Class A Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Statements contained in this Prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

     On the Offerings Closing Date, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information, as well as the Registration Statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 or on the Commission's site on the Internet at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Certified Public Accountants..........  F-2
Consolidated Balance Sheets as of March 31, 1998 (Unaudited)
  and
  December 31, 1997 and 1996................................  F-3
Consolidated Statements of Operations for the Three Months
  Ended March 31, 1998 and 1997 (Unaudited) and each of the
  Three Years Ended December 31, 1997.......................  F-4
Consolidated Statements of Cash Flows for the Three Months
  Ended March 31, 1998 and 1997 (Unaudited) and each of the
  Three Years Ended December 31, 1997.......................  F-5
Notes to Consolidated Financial Statements..................  F-6

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Republic Services, Inc.:

     We have audited the accompanying consolidated balance sheets of Republic Services, Inc. (a Delaware corporation and wholly owned subsidiary of Republic Industries, Inc.) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Republic Services, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Fort Lauderdale, Florida,
May 13, 1998.

                            REPUBLIC SERVICES, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN MILLIONS)

                                                   PRO FORMA                     DECEMBER 31,
                                                   MARCH 31,     MARCH 31,    -------------------
                                                     1998          1998         1997       1996
                                                  -----------   -----------   --------   --------
                                                  (UNAUDITED)   (UNAUDITED)
                                  ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.....................   $      --     $      --    $     --   $   16.8
  Restricted cash...............................        12.8          12.8        18.8       19.7
  Accounts receivable, less allowance for
     doubtful accounts of $13.6 and $6.5 at
     December 31, 1997 and 1996, respectively...       139.0         139.0       131.0       97.0
  Prepaid expenses..............................        10.0          10.0         7.1        7.2
  Other current assets..........................        22.4          22.4        19.0       25.7
                                                   ---------     ---------    --------   --------
          Total Current Assets..................       184.2         184.2       175.9      166.4
PROPERTY AND EQUIPMENT, NET.....................       826.5         826.5       801.8      621.2
INTANGIBLE AND OTHER ASSETS, NET................       477.5         477.5       370.3      217.9
                                                   ---------     ---------    --------   --------
                                                   $ 1,488.2     $ 1,488.2    $1,348.0   $1,005.5
                                                   =========     =========    ========   ========
                   LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable..............................   $    38.3     $    38.3    $   40.2   $   35.0
  Accrued liabilities...........................        73.8          73.8        57.6       45.0
  Deferred revenue..............................        34.3          34.3        29.5       13.9
  Due to affiliate..............................       114.8         114.8       107.8       49.3
  Notes payable and current maturities of
     long-term debt.............................        11.7          11.7        10.8       19.1
  Notes payable to Resources....................       130.9         130.9       158.3      205.6
  Company Notes payable to Parent...............     2,000.0            --          --         --
  Other current liabilities.....................        26.4          26.4        31.9       14.5
                                                   ---------     ---------    --------   --------
          Total Current Liabilities.............     2,430.2         430.2       436.1      382.4
LONG-TERM DEBT, NET OF CURRENT MATURITIES.......        61.4          61.4        64.3       79.0
ACCRUED ENVIRONMENTAL AND LANDFILL COSTS........        49.4          49.4        46.0       31.4
DEFERRED INCOME TAXES...........................        55.2          55.2        47.5       12.1
OTHER LIABILITIES...............................         4.7           4.7         3.3       10.8
COMMITMENTS AND CONTINGENCIES...................
SHAREHOLDER'S EQUITY (DEFICIT):
  Investment by Parent..........................    (1,112.7)        887.3       750.8      489.8
                                                   ---------     ---------    --------   --------
                                                   $ 1,488.2     $ 1,488.2    $1,348.0   $1,005.5
                                                   =========     =========    ========   ========

        The accompanying notes are an integral part of these statements.

                            REPUBLIC SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN MILLIONS)

                                                 THREE MONTHS ENDED
                                                      MARCH 31,           YEARS ENDED DECEMBER 31,
                                                 -------------------   ------------------------------
                                                   1998       1997       1997       1996       1995
                                                 --------   --------   --------   --------   --------
                                                     (UNAUDITED)
REVENUE........................................  $  300.8   $  237.1   $1,127.7   $  825.5   $  571.7
EXPENSES:
  Cost of operations...........................     209.7      171.8      809.1      608.6      401.4
  Selling, general and administrative..........      32.1       27.6      117.3      110.5       94.1
  Restructuring and other charges..............        --         --         --        8.8        3.3
                                                 --------   --------   --------   --------   --------
OPERATING INCOME...............................      59.0       37.7      201.3       97.6       72.9
INTEREST EXPENSE...............................      (5.4)      (7.0)     (25.9)     (27.4)     (14.9)
INTEREST AND OTHER INCOME......................       0.8        2.8        6.7       12.9        4.0
                                                 --------   --------   --------   --------   --------
INCOME FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES..........................      54.4       33.5      182.1       83.1       62.0
PROVISION FOR INCOME TAXES.....................      19.6       12.2       65.9       35.3       24.0
                                                 --------   --------   --------   --------   --------
INCOME FROM CONTINUING OPERATIONS..............      34.8       21.3      116.2       47.8       38.0
                                                 --------   --------   --------   --------   --------
DISCONTINUED OPERATIONS:
  Income from discontinued operations, net of
     income taxes of $2.0                              --         --         --         --        5.7
  Loss on disposal of segment, net of income
     tax benefit of $10.0......................        --         --         --         --      (30.5)
                                                 --------   --------   --------   --------   --------
  Loss from discontinued operations............        --         --         --         --      (24.8)
                                                 --------   --------   --------   --------   --------
NET INCOME.....................................  $   34.8   $   21.3   $  116.2   $   47.8   $   13.2
                                                 ========   ========   ========   ========   ========

        The accompanying notes are an integral part of these statements.

                            REPUBLIC SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                              THREE MONTHS ENDED
                                                   MARCH 31,            YEARS ENDED DECEMBER 31,
                                              -------------------   ---------------------------------
                                                1998       1997       1997        1996        1995
                                              --------   --------   ---------   ---------   ---------
                                                  (UNAUDITED)
CASH PROVIDED BY OPERATING ACTIVITIES OF
  CONTINUING OPERATIONS:
  Net income................................  $   34.8   $   21.3   $   116.2   $    47.8   $    13.2
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation, amortization and
       depletion of property and
       equipment............................      20.3       15.1        76.1        57.9        45.0
     Amortization of intangible assets......       3.5        2.1        10.0         7.9         3.5
     Deferred tax provision.................       7.6        9.4        36.5         2.8        11.1
     Loss from discontinued operations, net
       of income taxes......................        --         --          --          --        24.8
     Changes in assets and liabilities, net
       of effects from business
       acquisitions:
       Accounts receivable..................      (3.3)      (2.5)      (15.6)      (13.9)      (10.7)
       Prepaid expenses and other assets....      (2.9)      14.9        17.4         9.0       (19.6)
       Accounts payable and accrued
          liabilities.......................      (3.0)      (0.4)      (26.7)      (33.8)       18.4
       Other liabilities....................      23.3        9.8        65.5        51.7         6.1
                                              --------   --------   ---------   ---------   ---------
                                                  80.3       69.7       279.4       129.4        91.8
                                              --------   --------   ---------   ---------   ---------
CASH USED IN DISCONTINUED OPERATIONS........        --         --          --          --       (20.6)
                                              --------   --------   ---------   ---------   ---------
CASH USED IN INVESTING ACTIVITIES:
  Purchases of property and equipment.......     (29.0)     (32.0)     (165.3)     (135.1)     (129.1)
  Cash acquired through business
     acquisitions...........................       1.8        2.9        10.1         8.0         1.0
  Other.....................................       6.0       (4.8)       (5.5)      (21.8)       37.2
                                              --------   --------   ---------   ---------   ---------
                                                 (21.2)     (33.9)     (160.7)     (148.9)      (90.9)
                                              --------   --------   ---------   ---------   ---------
CASH PROVIDED BY (USED IN) FINANCING
  ACTIVITIES:
  Proceeds from notes payable and long-term
     debt...................................       0.5        0.5         5.2        31.3        53.0
  Payments of notes payable and long-term
     debt...................................     (16.3)     (35.3)     (100.2)      (87.1)     (134.5)
  Increase (decrease) in notes payable to
     affiliate..............................     (27.3)       1.3       (47.3)      166.9        19.9
  Other.....................................     (16.0)      21.5         6.8       (93.4)       72.4
                                              --------   --------   ---------   ---------   ---------
                                                 (59.1)     (12.0)     (135.5)       17.7        10.8
                                              --------   --------   ---------   ---------   ---------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...............................        --       23.8       (16.8)       (1.8)       (8.9)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD....................................        --       16.8        16.8        18.6        27.5
                                              --------   --------   ---------   ---------   ---------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD....................................  $     --   $   40.6   $      --   $    16.8   $    18.6
                                              ========   ========   =========   =========   =========

        The accompanying notes are an integral part of these statements.

                            REPUBLIC SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (ALL TABLES IN MILLIONS)
   (INFORMATION RELATED TO THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 IS
                                   UNAUDITED)

1. BASIS OF PRESENTATION

     The accompanying Consolidated Financial Statements include the accounts of Republic Services, Inc. and its operating subsidiaries (the "Company"). The Company is a wholly owned subsidiary of Republic Industries, Inc. ("Parent") and provides non-hazardous solid waste collection and disposal services in the United States. All material intercompany transactions have been eliminated.

     The accompanying Consolidated Financial Statements exclude the accounts of the Company's wholly owned subsidiary, Republic Resources Company, Inc. ("Resources"), all of the common stock of which will be distributed to Parent prior to the Company's proposed initial public offering. See Note 12, Subsequent Events, for further information regarding the Company's proposed initial public offering.

     The accompanying Consolidated Financial Statements reflect the accounts of the Company as a subsidiary of Parent subject to corporate general and administrative expense allocations as described in Note 11, Related Party Transactions. Such information does not necessarily reflect the financial position or results of operations of the Company as a separate, stand-alone entity.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     In the opinion of management, the Unaudited Consolidated Financial Statements contain all material adjustments, consisting of only normal recurring adjustments, necessary to present fairly the consolidated financial position of the Company at March 31, 1998 and the consolidated results of operations and cash flows for the three months ended March 31, 1998 and 1997. Income taxes during these interim periods have been provided for based upon the Company's anticipated annual effective income tax rate. Operating results for these interim periods are not necessarily indicative of the results that can be expected for a full year.

     The accompanying Unaudited Pro Forma Consolidated Balance Sheet presents the Company's pro forma financial position as of March 31, 1998 as if the April 1998 dividend by the Company had occurred on March 31, 1998. See Note 12, Subsequent Events, for further information regarding the dividend.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RESTRICTED CASH

     Restricted cash consists of amounts held in trust as a financial guaranty of the Company's performance as well as funds restricted for capital expenditures under certain debt facilities.

OTHER CURRENT ASSETS

     Other current assets consist primarily of inventories, short-term notes receivable and marketable securities. Inventories totaled approximately $12.2 million at March 31, 1998 (unaudited) and $11.7 million and $5.2 million at December 31, 1997 and 1996, respectively, and consist primarily of equipment parts, compost materials and supplies that are valued under a method that approximates the lower of cost (first-in, first-out) or market. Other current assets at December 31, 1996 include approximately $13.1 million of marketable securities classified as available for sale. The carrying amounts of marketable securities approximate fair value at December 31, 1996.

                            REPUBLIC SERVICES, INC.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Consolidated Statements of Operations.

     The Company revises the estimated useful lives of property and equipment acquired through business acquisitions to conform with its policies regarding property and equipment. Depreciation is provided over the estimated useful lives of the assets involved using the straight-line method. The estimated useful lives are: twenty to forty years for buildings and improvements, three to fifteen years for trucks and equipment and five to ten years for furniture and fixtures.

     Landfills are stated at cost and are depleted based on consumed airspace. Landfill improvements include direct costs incurred to obtain a landfill permit and direct costs incurred to construct and develop the site. These costs are depleted based on consumed airspace. All indirect landfill development costs are expensed as incurred.

     Interest costs are capitalized in connection with the construction of landfill sites. Interest capitalized was $0.8 million, $1.8 million and $2.5 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     A summary of property and equipment is as follows:

                                                                          DECEMBER 31,
                                                          MARCH 31,    -------------------
                                                            1998         1997       1996
                                                         -----------   --------   --------
                                                         (UNAUDITED)
Land, landfills and improvements.......................   $  428.5     $  420.1   $  303.8
Furniture, fixtures, trucks and equipment..............      694.1        668.9      537.4
Buildings and improvements.............................      133.8        126.6       77.6
                                                          --------     --------   --------
                                                           1,256.4      1,215.6      918.8
Less: accumulated depreciation, amortization and
  depletion............................................     (429.9)      (413.8)    (297.6)
                                                          --------     --------   --------
                                                          $  826.5     $  801.8   $  621.2
                                                          ========     ========   ========

INTANGIBLE AND OTHER ASSETS

     Intangible and other assets consist primarily of the cost of acquired businesses in excess of the fair value of net tangible assets acquired. The cost in excess of the fair value of net tangible assets is amortized over forty years on a straight-line basis. Accumulated amortization of intangible assets was $57.9 million and $39.0 million at December 31, 1997 and 1996, respectively.

     The Company continually evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of intangible assets or whether the remaining balance of intangible assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the intangible assets in measuring their recoverability.

ACCRUED ENVIRONMENTAL AND LANDFILL COSTS

     Accrued environmental and landfill costs include landfill site closure and post-closure costs. Landfill site closure and post-closure costs include estimated costs to be incurred for final closure of the landfills and estimated costs for providing required post-closure monitoring and maintenance of landfills. These costs are accrued based on consumed airspace. Estimated aggregate closure and post-closure costs will be fully accrued for these landfills at the time that such facilities cease to accept waste and are closed. At December 31, 1997,

                            REPUBLIC SERVICES, INC.

approximately $280.0 million of such costs are to be expensed over the remaining lives of these facilities. The Company estimates its future cost requirements for closure and post-closure monitoring and maintenance for its solid waste facilities based on its interpretation of the technical standards of the United States Environmental Protection Agency's Subtitle D regulations. These estimates do not take into account discounts for the present value of such total estimated costs. The Company periodically reassesses such costs based on various methods and assumptions regarding landfill airspace and the technical requirements of the Environmental Protection Agency's Subtitle D regulations and adjusts such accruals accordingly.

     In the normal course of business, the Company is subject to ongoing environmental investigations by certain regulatory agencies, as well as other claims and disputes that could result in litigation. Environmental costs are accrued by the Company through a charge to income in the period such liabilities become probable and can be reasonably estimated.

REVENUE RECOGNITION

     Revenue consists primarily of collection fees from commercial, industrial, residential and municipal customers and landfill disposal fees charged to third parties. Advance billings are recorded as deferred revenue and revenue is recognized over the period in which services are provided.

INCOME TAXES

     The Company is included in the consolidated federal income tax return of Parent. All tax amounts have been recorded as if the Company filed a separate federal tax return. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income taxes have been provided to show the effect of temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements.

     Certain businesses acquired and accounted for under the pooling of interests method of accounting were subchapter S corporations for income tax purposes. The subchapter S corporation status of these companies was terminated effective with the closing date of the acquisitions. For purposes of these Consolidated Financial Statements, federal and state income taxes have been recorded as if these companies had filed subchapter C corporation tax returns for the pre-acquisition periods, and the current income tax expense is reflected in shareholder's equity.

NET INCOME PER SHARE

     Historical net income per share has not been presented because it would not be meaningful. The Company currently has 100 shares of common stock, par value $.01 per share outstanding, all of which are owned by Parent. Immediately prior to the proposed initial public offering (see Note 12), the Company will amend and restate its certificate of incorporation to authorize two classes of common stock consisting of Class A Common Stock and Class B Common Stock, which will be identical in all respects except that holders of Class A Common Stock will be entitled to one vote per share while holders of Class B Common Stock will be entitled to five votes per share. Prior to the closing of the proposed initial public offering, all outstanding shares of common stock of the Company held by Parent will be converted into shares of Class B Common Stock, which will constitute 100% of the outstanding shares of Class B Common Stock. Unaudited pro forma net income per common share is calculated based on net income divided by the number of shares of Class A Common Stock and Class B Common Stock to be outstanding after the proposed initial public offering. (Because the offering price and number of shares of Class A Common Stock to be sold under the proposed offering have not yet been determined, unaudited pro forma net income per share has not been presented. These determinations will be made prior to the effective date of the registration statement of which this

                            REPUBLIC SERVICES, INC.

Prospectus is a part and unaudited pro forma net income per share will be furnished by amendment and reflected in the final Prospectus.)

STATEMENTS OF CASH FLOWS

     The Company considers all highly liquid investments with purchased maturities of three months or less to be cash equivalents. The effect of non-cash transactions related to business combinations, as discussed in Note 3, Business Combinations, and other non-cash transactions are excluded from the accompanying Consolidated Statements of Cash Flows.

     The Company made interest payments on notes payable and long-term debt of approximately $25.1 million, $27.4 million and $10.1 million for the years ended December 31, 1997, 1996 and 1995, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, restricted cash, receivables, and accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments. The carrying amounts of notes payable and long-term debt approximate fair value because interest rates generally are variable and, accordingly, approximate current market rates.

CONCENTRATION OF CREDIT RISK

     The Company provides services to commercial, industrial, municipal and residential customers in the United States. Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and markets in which services are provided as well as their dispersion across many geographic areas in the United States. The Company performs ongoing credit evaluations of its customers, but does not require collateral to support customer receivables. The Company establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other information.

3. BUSINESS COMBINATIONS

     Parent has acquired various businesses operating in the solid waste services industry using cash and/or shares of its common stock ("Parent Common Stock"). These businesses were contributed by Parent to the Company subsequent to their acquisition. The Company has applied the same accounting method used by Parent in accounting for business combinations.

     Significant businesses acquired and accounted for under the pooling of interests method of accounting have been included retroactively in the Consolidated Financial Statements as if the companies had operated as one entity since inception. Businesses acquired and accounted for under the purchase method of accounting are included in the Consolidated Financial Statements from the date of acquisition.

     During the three months ended March 31, 1998, Parent acquired various solid waste services businesses which were contributed to the Company. The aggregate purchase price paid by Parent in transactions accounted for under the purchase method of accounting was $101.7 million consisting of cash and 2.6 million shares of Parent Common Stock.

     During the year ended December 31, 1997, Parent acquired various solid waste services businesses which were contributed to the Company. The aggregate purchase price paid by Parent in transactions accounted for under the purchase method of accounting was $147.9 million consisting of cash and 5.7 million shares of Parent Common Stock. In addition, Parent issued an aggregate of 34.1 million shares of Parent Common Stock in transactions accounted for under the pooling of interests method of accounting. Included in the shares of Parent Common Stock issued in acquisitions accounted for under the pooling of interests method of

                            REPUBLIC SERVICES, INC.

accounting are approximately 9.9 million shares issued for acquisitions that were not material individually or in the aggregate and, consequently, prior period financial statements were not restated for such acquisitions.

     Details of the results of operations of the Company and significant businesses acquired in 1997 and accounted for under the pooling of interests method of accounting (the "Pooled Entities") for the periods before the pooling of interests combinations were consummated for the years ended December 31 are as follows:

                                                            1997        1996       1995
                                                          ---------   --------   --------
Revenue:
  The Company...........................................  $   992.3   $  611.3   $  349.9
  Pooled Entities.......................................      135.4      214.2      221.8
                                                          ---------   --------   --------
                                                          $ 1,127.7   $  825.5   $  571.7
                                                          =========   ========   ========
Income from continuing operations:
  The Company...........................................  $    98.6   $   39.4   $   25.3
  Pooled Entities.......................................       17.6        8.4       12.7
                                                          ---------   --------   --------
                                                          $   116.2   $   47.8   $   38.0
                                                          =========   ========   ========

     During the year ended December 31, 1996, Parent acquired various solid waste services businesses which were contributed to the Company. The aggregate purchase price paid by Parent in transactions accounted for under the purchase method of accounting was $87.6 million, consisting of cash and 6.6 million shares of Parent Common Stock. In addition, Parent issued an aggregate of 40.0 million shares of Parent Common Stock in transactions accounted for under the pooling of interests method of accounting. Included in the shares of Parent Common Stock issued in acquisitions accounted for under the pooling of interests method of accounting are approximately 10.3 million shares issued for acquisitions that were not material individually or in the aggregate and, consequently, prior period financial statements were not restated for such acquisitions.

     During the year ended December 31, 1995, Parent acquired various solid waste services businesses which were contributed to the Company. The aggregate purchase price paid by Parent in transactions accounted for under the purchase method of accounting was $76.5 million consisting of cash and 16.0 million shares of Parent Common Stock. In addition, Parent issued an aggregate of approximately 30.9 million shares of Parent Common Stock in transactions accounted for under the pooling of interests method of accounting.

     The assets and liabilities contributed by Parent to the Company based upon the preliminary purchase price allocations for business combinations accounted for under the purchase method of accounting (including historical accounts of immaterial acquisitions accounted for under the pooling of interests method of accounting) were as follows:

                                                THREE MONTHS
                                                   ENDED
                                                 MARCH 31,       YEARS ENDED DECEMBER 31,
                                              ----------------   -------------------------
                                               1998      1997     1997      1996     1995
                                              -------   ------   -------   ------   ------
                                                (UNAUDITED)
Property and equipment......................  $  13.2   $ 24.7   $  77.0   $ 94.1   $ 24.8
Intangible and other assets.................    109.7     59.2     155.0     78.3     83.4
Working capital deficit.....................     (8.0)    (2.6)    (15.2)   (23.0)    (4.2)
Long-term debt assumed......................    (13.8)   (24.7)    (73.4)   (46.1)   (18.5)
Other liabilities...........................     (1.2)     4.9      (0.4)   (23.2)   (10.0)
Investment by Parent........................   (101.7)   (64.4)   (153.1)   (88.1)   (76.5)
                                              -------   ------   -------   ------   ------
Cash acquired...............................  $  (1.8)  $ (2.9)  $ (10.1)  $ (8.0)  $ (1.0)
                                              =======   ======   =======   ======   ======

                            REPUBLIC SERVICES, INC.

4. NOTES PAYABLE AND LONG-TERM DEBT

     Notes payable and long-term debt are as follows:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
Bonds payable under loan agreements with California
  Pollution Control Financing Authority; interest at
  prevailing market rates (5.0% and 4.75% at December 31,
  1997 and 1996, respectively)..............................  $  43.1    $  44.0
Other notes; secured by real property, equipment and other
  assets; interest rates ranging from 4% to 13%; maturing
  through 2009..............................................     32.0       54.1
                                                              -------    -------
                                                                 75.1       98.1
Less: current portion.......................................    (10.8)     (19.1)
                                                              -------    -------
                                                              $  64.3    $  79.0
                                                              =======    =======

     At December 31, 1997, aggregate maturities of notes payable and long-term debt were as follows:

1998........................................................  $10.8
1999........................................................    9.2
2000........................................................    6.9
2001........................................................    4.5
2002........................................................    3.7
Thereafter..................................................   40.0
                                                              -----
                                                              $75.1
                                                              =====

     The loan agreements with California Pollution Control Financing Authority require the Company to maintain certain financial ratios and comply with certain financial covenants. At December 31, 1997, the Company was in compliance with the financial covenants under these agreements.

5. NOTES PAYABLE TO RESOURCES

     Notes payable to Resources represent borrowings under revolving credit facilities to fund the Company's operations and to repay debt assumed in acquisitions. Borrowings under these facilities bear interest at prime plus 50 basis points and are payable on demand. Interest expense on notes payable to Resources was $4.8 million and $6.2 million for the three months ended March 31, 1998 and 1997 (unaudited), respectively, and $20.2 million, $18.8 million and $3.0 million for the years ended December 31, 1997, 1996 and 1995, respectively.

6. INCOME TAXES

     The components of the provision for income taxes related to continuing operations for the years ended December 31 are as follows:

                                                               1997    1996    1995
                                                              ------   -----   -----
Current:
  Federal...................................................  $ 20.9   $28.0   $11.2
  State.....................................................     8.5     4.3     1.7
Federal and state deferred..................................    36.5     2.2    11.1
Change in valuation allowance...............................      --     0.8      --
                                                              ------   -----   -----
Provision for income taxes..................................  $ 65.9   $35.3   $24.0
                                                              ======   =====   =====

                            REPUBLIC SERVICES, INC.

     A reconciliation of the statutory federal income tax rate to the Company's effective tax rate for continuing operations for the years ended December 31 is shown below:

                                                              1997    1996    1995
                                                              ----    ----    ----
Statutory federal income tax rate...........................  35.0%   35.0%   35.0%
Non-deductible expenses.....................................   1.5     1.1     1.0
State income taxes, net of federal benefit..................   2.0     3.6     2.2
Other, net..................................................  (2.3)    2.8     0.5
                                                              ----    ----    ----
Effective income tax rate...................................  36.2%   42.5%   38.7%
                                                              ====    ====    ====

     Components of the net deferred income tax liability in the accompanying Consolidated Balance Sheets at December 31 are as follows:

                                                               1997      1996
                                                              -------   -------
Deferred income tax liabilities:
  Book basis in property over tax basis.....................  $  64.9   $  34.0
Deferred income tax assets:
  Net operating losses......................................     (4.0)    (16.8)
  Accruals not currently deductible.........................    (23.0)     (9.2)
Valuation allowance.........................................      9.6       4.1
                                                              -------   -------
Net deferred income tax liability...........................  $  47.5   $  12.1
                                                              =======   =======

     At December 31, 1997, the Company had available domestic net operating loss carryforwards of approximately $11.4 million which expire in the year 2008. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has provided a valuation allowance to offset a portion of the deferred tax assets due to uncertainty surrounding the future realization of such deferred tax assets. The Company adjusts the valuation allowance in the period management determines it is more likely than not that deferred tax assets will or will not be realized.

7. INVESTMENT BY PARENT

     The changes in the investment by Parent are as follows:

                                                     THREE MONTHS ENDED   YEARS ENDED DECEMBER 31,
                                                     ------------------   ------------------------
                                                       MARCH 31, 1998      1997     1996     1995
                                                     ------------------   ------   ------   ------
                                                        (UNAUDITED)
Balance at beginning of period.....................        $750.8         $489.8   $358.0   $267.6
Net income.........................................          34.8          116.2     47.8     13.2
Business acquisitions contributed by Parent........         101.7          153.1     88.1     76.5
Capital transactions by former owners of pooled
  companies........................................            --           11.7     (3.7)    14.3
Other..............................................            --          (20.0)    (0.4)   (13.6)
                                                           ------         ------   ------   ------
Balance at end of period...........................        $887.3         $750.8   $489.8   $358.0
                                                           ======         ======   ======   ======

8. COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

     The Company is a party to various general legal proceedings which have arisen in the ordinary course of business. While the results of these matters cannot be predicted with certainty, the Company believes that losses, if any, resulting from the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated results of operations, cash flows or financial position. However, unfavorable resolution could affect the consolidated results of operations or cash flows for the quarterly periods in which they are resolved.

                            REPUBLIC SERVICES, INC.

LEASE COMMITMENTS

     The Company and its subsidiaries lease real property, equipment and software under various operating leases with terms from one to twenty-five years.

     Future minimum lease obligations under noncancelable real property, equipment and software leases with initial terms in excess of one year at December 31, 1997 are as follows:

Year Ending December 31:
1998........................................................  $3.0
1999........................................................   1.9
2000........................................................   1.2
2001........................................................   0.8
2002........................................................   0.3
Thereafter..................................................   1.0
                                                              ----
                                                              $8.2
                                                              ====

OTHER MATTERS

     In the normal course of business, the Company is required to post performance bonds, letters of credit, and/or cash deposits as a financial guarantee of the Company's performance. To date, the Company has satisfied financial responsibility requirements for regulatory agencies by making cash deposits, obtaining bank letters of credit or by obtaining surety bonds. At December 31, 1997, letters of credit and surety bonds totaling $194.3 million expire through 2007.

     The Company's business activities are conducted in the context of a developing and changing statutory and regulatory framework. Governmental regulation of the waste management industry requires the Company to obtain and retain numerous governmental permits to conduct various aspects of its operations. These permits are subject to revocation, modification or denial. The costs and other capital expenditures which may be required to obtain or retain the applicable permits or comply with applicable regulations could be significant.

     As a condition to Parent effecting the Distribution (as defined in Note 12, Subsequent Events), the Company has agreed to indemnify Parent for any tax liability suffered by Parent arising out of actions of the Company after the Distribution that would cause the Distribution to lose its qualification as a tax-free distribution for federal income tax purposes.

9. RESTRUCTURING AND OTHER CHARGES

     During the year ended December 31, 1996, the Company recorded restructuring and other charges of approximately $8.8 million. These costs include costs to close certain landfill operations, asset write-offs and merger expenses associated with certain business combinations accounted for under the pooling of interests method of accounting.

     During the year ended December 31, 1995, the Company recorded restructuring charges of approximately $3.3 million related to severance and other costs associated with closing a subsidiary's administrative office.

10. DISCONTINUED OPERATIONS

     During the year ended December 31, 1995, the Company disposed of its mining and citrus operations resulting in a loss from discontinued operations of approximately $24.8 million, net of income taxes. Included in the 1995 loss from discontinued operations is a $30.5 million loss on disposal of the Company's mining and

                            REPUBLIC SERVICES, INC.

citrus operations, net of income tax benefits of $10.0 million. Revenue from the mining and citrus operations was $105.1 million in 1995 for the period prior to disposition. The mining and citrus businesses were former subsidiaries of a solid waste business acquired by Parent in 1996 and accounted for under the pooling of interests method of accounting. Operating results for the period prior to disposition have been classified as discontinued operations in the accompanying Consolidated Financial Statements.

11. RELATED PARTY TRANSACTIONS

     As further discussed below, the Company is allocated various expenses from Parent including general and administrative expenses, risk management premiums and losses, income taxes and other costs. Such costs are included in due to affiliate in the accompanying Consolidated Balance Sheets.

     Parent's corporate general and administrative costs not specifically attributable to its operating subsidiaries have been allocated to the Company based upon the ratio of the Company's invested capital to Parent's consolidated invested capital. Such allocations are included in the Company's selling, general and administrative costs and were approximately $3.8 million and $2.1 million for the three months ended March 31, 1998 and 1997 (unaudited), respectively, and $10.2 million, $8.4 million and $4.3 million for the years ended December 31, 1997, 1996 and 1995, respectively. These amounts approximate management's estimate of Parent's corporate general and administrative costs required to support the Company's operations. Management believes that the amounts allocated to the Company are no less favorable to the Company than the expenses the Company would incur to obtain such services on its own or from unaffiliated third parties.

     The Company participates in Parent's combined risk management programs for property, casualty and general liability insurance. The Company was charged for annual premiums and reported losses of $15.9 million, $10.2 million and $2.3 million during the years ended December 31, 1997, 1996 and 1995, respectively. The Company's liability for unpaid and incurred but not reported claims under the Parent's combined risk management programs was estimated to be approximately $12.6 million and $5.3 million at December 31, 1997 and 1996, respectively, and is included in other current liabilities in the accompanying Consolidated Balance Sheets.

12. SUBSEQUENT EVENTS

     In April 1998, the Company declared a $2.0 billion dividend to Parent that it paid in the form of a series of one-year notes payable bearing interest at a rate of LIBOR plus 30 basis points (the "Company Notes"). The Company intends to repay the Company Notes through proceeds from the Company's proposed initial public offering described below and through issuance of shares of Class A Common Stock.

     In May 1998, the Company filed a registration statement with the Securities and Exchange Commission for the initial public offering of its Class A Common Stock (the "Initial Public Offering"). The proceeds from the proposed Initial Public Offering will be used to pay a portion of amounts due to Parent under the Company Notes. Following the proposed Initial Public Offering, Parent will own at least 80% of the combined voting power of Class A Common Stock and Class B Common Stock.

     In May 1998, Parent announced its intention to separate the solid waste services businesses and operations that comprise the Company, and the associated assets and liabilities of such businesses and operations (the "Separation"). Parent also announced its intention to distribute its remaining interest in the Company to Parent's shareholders in 1999, subject to certain conditions and consents (the "Distribution"). The Company and Parent have entered into or will, on or prior to the consummation of the Initial Public Offering, enter into certain agreements providing for the Separation and governing various interim and ongoing relationships between the companies, including an agreement between the Company and Parent providing for the purchase by the Company of certain services from Parent. The Distribution is contingent, in part, on Parent obtaining a private letter ruling from the Internal Revenue Service to the effect that, among other

                            REPUBLIC SERVICES, INC.

things, the Distribution will qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended, in form and substance satisfactory to Parent.

     Reference is made to the discussion under "Certain Transactions" in the registration statement referred to above for description of agreements related to sharing of contingent liabilities, tax allocation and indemnification matters, employee benefit arrangements and stock option grants arising out of the Separation and Distribution.

13. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The results of operations for the third and fourth quarters of 1996 included restructuring and other charges of approximately $7.6 million and $1.2 million, respectively, as described in Note 9, Restructuring and Other Charges.

     The following is an analysis of certain items in the Consolidated Statements of Operations by quarter for 1997 and 1996.

                                                              FIRST    SECOND     THIRD    FOURTH
                                                             QUARTER   QUARTER   QUARTER   QUARTER
                                                             -------   -------   -------   -------
Revenue..............................................  1997  $237.1    $297.2    $300.2    $293.2
                                                       1996   166.8     200.8     207.0     250.9
Operating income.....................................  1997  $ 37.7    $ 48.9    $ 57.8    $ 56.9
                                                       1996    22.5      31.6      14.7      28.8
Net income...........................................  1997  $ 21.3    $ 27.1    $ 33.2    $ 34.6
                                                       1996    12.2      14.6       3.5      17.5

======================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE CLASS A COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    9
Separation From Parent................   16
Use of Proceeds.......................   18
Dividend Policy.......................   18
Capitalization........................   19
Dilution..............................   20
Selected Financial Data...............   21
Unaudited Condensed Consolidated Pro
  Forma Financial Statements..........   22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   27
Business..............................   34
Management............................   46
Certain Transactions..................   51
Principal Stockholder.................   58
Description of Capital Stock..........   58
Shares Eligible for Future Sale.......   62
Certain United States Federal Tax
  Consequences For Non-United States
  Holders.............................   64
Underwriting..........................   67
Legal Matters.........................   69
Experts...............................   69
Available Information.................   69
Index to Financial Statements.........  F-1

     UNTIL             , 1998 (25 DAYS AFTER
THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE CLASS A COMMON
STOCK, WHETHER OR NOT PARTICIPATING IN THIS
DISTRIBUTION, MAY BE REQUIRED TO DELIVER A
PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN
ADDITION TO THE OBLIGATION OF DEALERS TO
DELIVER A PROSPECTUS WHEN ACTING AS
UNDERWRITERS AND WITH RESPECT TO THEIR
UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

============================================

======================================================

                                          SHARES

                            REPUBLIC SERVICES, INC.
                              CLASS A COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                              MERRILL LYNCH & CO.
                                           , 1998

======================================================

                [ALTERNATIVE PAGES FOR INTERNATIONAL PROSPECTUS]

                             SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED             , 1998

PROSPECTUS

                                            SHARES

                            REPUBLIC SERVICES, INC.

                              CLASS A COMMON STOCK
                            ------------------------

     All of the        shares of Class A Common Stock offered hereby are being
sold by Republic Services, Inc. (the "Company"). Of the        shares of Class A
Common Stock offered hereby,        shares are being offered for sale initially
outside the United States and Canada by the International Managers and shares are being offered for sale initially in a concurrent offering in the United States and Canada by the U.S. Underwriters. The initial public offering price and the underwriting discount per share will be identical for both Offerings. See "Underwriting."

     Prior to the Offerings, there has been no public market for the Class A Common Stock. It is currently estimated that the initial public offering price
will be between $          and $          per share. For a discussion relating
to factors to be considered in determining the initial public offering price, see "Underwriting."

     The Company intends to apply for listing of the Class A Common Stock on the New York Stock Exchange under the symbol "____."

     The Company is currently a wholly owned subsidiary of Republic Industries, Inc. ("Parent"). Upon completion of the Offerings, the Company will have two classes of authorized common stock consisting of Class A Common Stock, which is being offered hereby, and Class B Common Stock. See "Description of Capital Stock." Holders of Class A Common Stock will be entitled to one vote per share and holders of Class B Common Stock will be entitled to ten votes per share on all matters submitted to a vote of stockholders. All of the outstanding shares of Class B Common Stock will be owned by Parent. Upon completion of the
Offerings, Parent will own approximately      % of the outstanding shares of
Common Stock (  % if the Underwriters exercise their over-allotment options in
full), which will represent approximately      % of the combined voting power of
all outstanding shares of Class A Common Stock and Class B Common Stock (     %
if the Underwriters exercise their over-allotment options in full). Parent has announced its intention, subject to satisfaction of certain conditions, to divest its ownership interest in the Company in 1999 by means of a tax-free distribution to its stockholders. See "Risk Factors," "Separation from Parent" and "Certain Transactions."

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY.
                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

========================================================================================================================
                                                    PRICE TO                UNDERWRITING              PROCEEDS TO
                                                     PUBLIC                 DISCOUNT(1)                COMPANY(2)
------------------------------------------------------------------------------------------------------------------------
Per Share.................................             $                         $                         $
------------------------------------------------------------------------------------------------------------------------
Total(3)..................................             $                         $                         $
========================================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $          .
(3) The Company has granted the International Managers and the U.S. Underwriters
     options to purchase up to an additional        shares and        shares of
     Class A Common Stock, respectively, in each case exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting
     Discount and Proceeds to Company will be $          , $          and
     $          , respectively. See "Underwriting."

                            ------------------------

     The shares of Class A Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Class A Common Stock will be made in New York, New
York on or about             , 1998.
                            ------------------------

                          MERRILL LYNCH INTERNATIONAL
                            ------------------------

               The date of this Prospectus is             , 1998.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT
BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE
BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                [ALTERNATIVE PAGES FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

     Merrill Lynch International is acting as lead manager (the "Lead Manager") for each of the International Managers named below (the "International Managers"). Subject to the terms and conditions set forth in an international purchase agreement (the "International Purchase Agreement") among the Company
and the International Managers, and concurrently with the sale of        shares
of Class A Common Stock to the U.S. Underwriters (as defined below), the Company has agreed to sell to the International Managers, and each of the International Managers severally and not jointly has agreed to purchase from the Company, the number of shares of Class A Common Stock set forth opposite its name below.

                                                              NUMBER OF
INTERNATIONAL MANAGER                                           SHARES
---------------------                                         ----------
Merrill Lynch International.................................

                                                              ----------
          Total.............................................

     The Company has also entered into a U.S. purchase agreement (the "U.S. Purchase Agreement") with certain underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters") for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") is acting as representative (the "U.S. Representative"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement,
and concurrently with the sale of        shares of Class A Common Stock to the
International Managers pursuant to the International Purchase Agreement, the Company has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase from the Company, an aggregate of shares of Class A Common Stock.

     The initial public offering price per share and the total underwriting discount per share of Class A Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

     In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Class A Common Stock being sold pursuant to each such agreement if any of the shares of Class A Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the International Purchase Agreement and the U.S. Purchase Agreement, the commitments of non-defaulting Underwriters may be increased. The closings with respect to the sale of shares of Class A Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

     The Lead Manager has advised the Company that the International Managers propose initially to offer the shares of Class A Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess
of $          per share of Common Stock. The International Managers may allow,
and such dealers may reallow, a discount not in excess of $          per share
of Class A Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has granted options to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of additional shares of Class A Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The International Managers may exercise these options solely to cover over-allotments, if any, made on the sale of the Class A Common Stock offered hereby. To the extent that the International Managers exercise these options, each International Manager will be obligated, subject to certain conditions, to purchase a number of additional shares of Class A Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. The Company also has granted options to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of additional shares of

                [ALTERNATIVE PAGES FOR INTERNATIONAL PROSPECTUS]

Class A Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Managers.

     The Company and Parent have agreed, for a period of 90 days and 180 days, respectively, after the date of this Prospectus, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the 1933 Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters; provided that the Company may at any time and from time to time issue shares of Class A Common Stock to third parties as consideration for the Company's acquisition from such third parties of non-hazardous solid waste businesses without the prior consent of Merrill Lynch. See "Shares Eligible for Future Sale."

     The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Class A Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession.

     Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Class A Common Stock will not offer to sell or sell shares of Class A Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Class A Common Stock will not offer to sell or sell shares of Class A Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

     Prior to the Offerings, there has been no public market for the Common Stock of the Company. The initial public offering price of the Class A Common Stock will be determined through negotiations between the Company and the U.S. Representative and the Lead Manager. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, are price-earnings ratios of publicly traded companies that the U.S. Representative believes to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, and an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Class A Common Stock or that the Class A Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

     The Company intends to apply to list the Class A Common Stock on the New York Stock Exchange, subject to notice of issuance, under the symbol "____." In order to meet the requirements for listing of the Class A Common Stock on that exchange, the U.S. Underwriters and the International Managers have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

     The Underwriters do not expect sales of the Class A Common Stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered hereby.

     The Company has agreed to indemnify the International Managers and the U.S. Underwriters against certain liabilities, including certain liabilities under the 1933 Act, or to contribute to payments the U.S. Underwriters and the International Managers may be required to make in respect thereof.

                [ALTERNATIVE PAGES FOR INTERNATIONAL PROSPECTUS]

     Until the distribution of the Class A Common Stock is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Class A Common Stock. As an exception to these rules, the U.S. Representative is permitted to engage in certain transactions that stabilize the price of the Class A Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock.

     If the Underwriters create a short position in the Class A Common Stock in connection with the Offerings, i.e., if they sell more shares of Class A Common Stock than are set forth on the cover page of this Prospectus, the U.S. Representative may reduce that short position by purchasing Class A Common Stock in the open market. The U.S. Representative may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The U.S. Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representative purchases shares of Class A Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Class A Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Class A Common Stock to the extent that it discourages resales of the Class A Common Stock.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Representative will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Each International Manager has agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the Closing Date, will not offer or sell any shares of Class A Common Stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Class A Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of Class A Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of Class A Common Stock, or the possession, circulation or distribution of this Prospectus or any other material relating to the Company or shares of Class A Common Stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of Class A Common Stock may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the shares of Class A Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

     Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

                [ALTERNATIVE PAGES FOR INTERNATIONAL PROSPECTUS]

======================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE CLASS A COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
     IN THE PROSPECTUS, REFERENCES TO "DOLLARS" AND "$" ARE TO UNITED STATES DOLLARS.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    9
Separation From Parent................   16
Use of Proceeds.......................   18
Dividend Policy.......................   18
Capitalization........................   19
Dilution..............................   20
Selected Financial Data...............   21
Unaudited Condensed Consolidated Pro
  Forma Financial Statements..........   22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   27
Business..............................   34
Management............................   46
Certain Transactions..................   51
Principal Stockholder.................   58
Description of Capital Stock..........   58
Shares Eligible for Future Sale.......   62
Certain United States Federal Tax
  Consequences For Non-United States
  Holders.............................   64
Underwriting..........................   67
Legal Matters.........................
Experts...............................
Available Information.................
Index to Financial Statements.........  F-1

============================================

======================================================

                                          SHARES

                            REPUBLIC SERVICES, INC.
                              CLASS A COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                          MERRILL LYNCH INTERNATIONAL
                                           , 1998

======================================================

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission (the "Commission") registration fee, the National Association of Securities Dealers, Inc. ("NASD") registration fee and the New York Stock Exchange listing fee.

                                                              PAYABLE BY
                                                                 THE
                                                              REGISTRANT
                                                              ----------
SEC registration fee........................................   $
NASD filing fee.............................................
New York Stock Exchange original listing fee................
Accounting fees and expenses................................
Legal fees and expenses.....................................
Printing and engraving expenses.............................
Miscellaneous fees and expenses.............................
                                                               --------
Total.......................................................   $
                                                               ========

---------------

* Estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

     The Certificate of the Company, will be further amended and restated to provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have the Company pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the Certificate, bylaws, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Company thereunder in respect of any occurrence or matter arising prior to any such repeal or modification. The Certificate will also specifically authorize the Company to maintain insurance and to grant similar indemnification rights to employees or agents of the Company.

     The DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

     The Certificate will provide that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by the DGCL as amended from time to time, for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

     The Underwriting Agreements provide for indemnification by the Underwriters of the registrant, its directors and officers, and by the registrant of the Underwriters, for certain liabilities, including liabilities arising under the 1933 Act, and affords certain rights of contribution with respect thereto.

     The Separation and Distribution Agreement by and among the Company and Parent will provide for indemnification by the Company of Parent and its directors, officers and employees for certain liabilities, including liabilities under the 1933 Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
 1.1*   --   Form of Underwriting Agreement.
 3.1*   --   Form of Amended and Restated Certificate of Incorporation of
             the Company.
 3.2*   --   Form of By-Laws of the Company.
 4.1*   --   Form of the Company's Class A Common Stock Certificate.
 5.1*   --   Opinion of Akerman, Senterfitt & Eidson, P.A. re: legality of shares being registered.
10.1*   --   Separation and Distribution Agreement by and between the
             Company and Parent dated as of             , 1998.
10.2*   --   Employee Benefits Agreement by and between the Company and
             Parent, dated as of             , 1998.
10.3*   --   Services Agreement by and between the Company and Parent,
             dated as of             , 1998.
10.4*   --   Tax Indemnification and Allocation Agreement by and between
             the Company and Parent, dated as of             , 1998.

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
21.1*   --   Subsidiaries of the Company.
23.1**  --   Consent of Arthur Andersen LLP
23.3*   --   Consent of Akerman, Senterfitt & Eidson, P.A. (included in
             Exhibit 5.1).
27.1**  --   Financial Data Schedule for the Three Months Ended March 31,
             1998 (for SEC use only).
27.2**  --   Financial Data Schedule for the Three Months Ended March 31,
             1997 (for SEC use only).
27.3**  --   Financial Data Schedule for the Year Ended December 31, 1997
             (for SEC use only).
27.4**  --   Financial Data Schedule for the Year Ended December 31, 1996
             (for SEC use only).
27.5**  --   Financial Data Schedule for the Year Ended December 31, 1995
             (for SEC use only).

---------------

 * to be filed by amendment.
** filed herewith.

     (b) Financial Statement Schedule. The following financial statement schedule together with report of independent certified public accountants is filed on pages S-1 and S-2 herewith:

          Financial Statement Schedule II, Valuation and Qualifying Accounts and Reserves, for Each of the Three Years Ended December 31, 1997.

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing of the Offerings specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on May 13, 1998.

                                            Republic Services, Inc.

                                            By:    /s/ H. WAYNE HUIZENGA
                                              ----------------------------------
                                                      H. Wayne Huizenga
                                                   Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints H. Wayne Huizenga and Harris W. Hudson his true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments, including any post-effective amendments, to this registration statement, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                  TITLE                      DATE
                      ---------                                  -----                      ----

                /s/ H. WAYNE HUIZENGA                  Chairman of the Board and              May 13, 1998
-----------------------------------------------------    Chief Executive Officer
                  H. Wayne Huizenga                      (principal executive
                                                         officer)

                /s/ HARRIS W. HUDSON                   Vice Chairman and                      May 13, 1998
-----------------------------------------------------    Director
                  Harris W. Hudson

               /s/ MICHAEL S. KARSNER                  Chief Financial Officer                May 13, 1998
-----------------------------------------------------    (principal financial
                 Michael S. Karsner                      and accounting officer)

         REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SCHEDULE

To Republic Services, Inc.:

     We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Republic Services, Inc. and subsidiaries included in this registration statement and have issued our report thereon dated May 13, 1998. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule included under Item 16(b) is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Fort Lauderdale, Florida,
May 13, 1998.

                            REPUBLIC SERVICES, INC.

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                                  SCHEDULE II
                                 (IN MILLIONS)

                                              BALANCE AT   ADDITIONS    ACCOUNTS              BALANCE AT
                                              BEGINNING    CHARGED TO   WRITTEN                  END
                                               OF YEAR       INCOME       OFF      OTHER(1)    OF YEAR
                                              ----------   ----------   --------   --------   ----------
CLASSIFICATIONS
Allowance for doubtful accounts:
1997........................................     $6.5         $4.1       $(4.1)      $7.1       $13.6
1996........................................      4.4          2.4        (2.0)       1.7         6.5
1995........................................      1.3          3.2        (0.7)       0.6         4.4

---------------

(1) Allowance of acquired businesses.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
  23.1       Consent of Arthur Andersen LLP
  27.1       Financial Data Schedule for the Three Months Ended March 31,
             1998 (for SEC use only).
  27.2       Financial Data Schedule for the Three Months Ended March 31,
             1997 (for SEC use only).
  27.3       Financial Data Schedule for the Year Ended December 31, 1997
             (for SEC use only).
  27.4       Financial Data Schedule for the Year Ended December 31, 1996
             (for SEC use only).
  27.5       Financial Data Schedule for the Year Ended December 31, 1995
             (for SEC use only).